STAGWELL

2025
ANNUAL
REPORT

NASDAQ: **STGW**

STAGWELL

is a winner in the age of AI

INNOVATING AT THE CUTTING-EDGE OF TECHNOLOGY TO TRANSFORM MARKETING WITH AI

BUILDING GROUNDBREAKING SYSTEMS, PRODUCTS, AND TOOLS **FOR THE MODERN MARKETER** ALONGSIDE THE WORLD'S LEADING TECH COMPANIES

WITH THE RIGHT MIX OF **BEST-IN-CLASS** CREATIVITY AND TECHNOLOGY

2025 BY THE NUMBERS

$2.9B
2025 GAAP REVENUE
(2% INCREASE FROM 2024)

$2.4B
2025 NET REVENUE
(6% INCREASE FROM 2024)

9%
**2025 TOTAL NET
REVENUE GROWTH**
(EXCLUDING ADVOCACY)

230%
**2025 NET
REVENUE GROWTH**
FOR THE MARKETING CLOUD

13%
**2025 NET
REVENUE GROWTH**
FOR DIGITAL TRANSFORMATION

$476M
**2025 NET
NEW BUSINESS**
(25% INCREASE FROM 2024)

$422M
2025 ADJUSTED EBITDA
*(INCLUDES A 16% INCREASE IN NON-ADVOCACY
ADJUSTED EBITDA TO $377M)*

20%
**INCREASE IN TOP 25 CLIENT
RELATIONSHIP SIZE**
(TO MORE THAN $28M ON AVERAGE)

$187M
2025 FREE CASH FLOW
(MORE THAN DOUBLE 2024)

3
**ACQUISITIONS
COMPLETED IN 2025**

JANUARY 2025

ADK Global acquisition announced

Mark Penn presented global CEO Future of News study at the 2025 World Economic Forum



Assembly launched STAGE AI to unify client tech stacks on a proprietary AI-powered platform with 400+ sources of media and business data

FEBRUARY 2025

Gold Rabbit Sports acquisition announced

Adobe partnership announced to test new AI-based video tech Firefly

Stagwell agencies delivered standout work for Super Bowl LIX, taking three out of top 10 spots in USA TODAY's Ad Meter

MARCH 2025

Ad Age recognized 72andSunny, Anomaly, Code and Theory, and GALE with A-List Awards

Code and Theory unveiled Enterprise Experience Transformation practice to accelerate GenAI's impact on customer experiences

Left Field Labs debuted interactive AI demo in Qualcomm CEO's keynote at SXSW

Future of News hosted second annual UK summit with new EMEA CEO survey

APRIL 2025

Stagwell hosted 2025 Investor Day announcing "5 x 5" plan to reach $5 billion in annual revenue over the next five years

John Kahan joined Stagwell as inaugural Chief AI Officer



UNICEPTA expanded media intelligence partnership with the European Commission to include global media analysis services

HUNTER debuted influencer marketing solution Bobbie

MAY 2025

JetFuel acquisition announced

Connie Chan joined Stagwell as Chief Growth Officer, Asia Pacific



InfluencerMarketing.AI unveiled AI Agentic Search to transform influencer and creator discovery

JUNE 2025

Stagwell hosted third annual SPORT BEACH at the Cannes Lions Festival of Creativity with 6.3K guests and 164 speakers

Code and Theory led demos of The Machine for clients and investors

Unreasonable Studios launched to deliver production and creative content capabilities to clients

Maydan Sports Collective formed to accelerate sports-driven brand growth in the Middle East

Stagwell News Network announced to give clients unique access to publishers in a private marketplace

JULY 2025

Doner and Colle McVoy adopted The Machine's Content Supply Chain, developed in partnership with Adobe, to client work and new business wins

Stagwell Media Platform launched to centralize global media, tech, and data capabilities at scale

Stagwell executive team advanced with appointments of Ryan Greene as Chief Financial Officer, Frank Lanuto as EVP, Finance, Jason Reid as Chief Strategy Officer, and Niels Laurberg as Chief Investment Officer

Assembly and ADK Global merged to form full-service challenger agency in APAC

SEPTEMBER 2025

Slavi Samardzija joined Stagwell as Chief Data and Platforms Officer

Joint venture with Polish retailer Żabka Polska announced to build advanced consumer analytics tool In-Pulse

First-ever Disruptor Media Showcase hosted in Washington, D.C.

Future of News expanded to Canada with third wave of News Advertising study in partnership with The Globe and Mail

NOVEMBER 2025

Palantir and Harvard's OpenDP partnership announced to build the Holy Grail of Marketing platform



Gradial partnership announced to build autonomous marketing systems around AI agents

Stagwell revealed APAC HQ in Singapore

AUGUST 2025

Stagwell celebrated 4-year anniversary as public company

Margaret Key joined Stagwell as Execute Director, Asia Pacific and CEO of Allison Asia



Mark Penn announced as judge in The Drum Awards Festival

OCTOBER 2025

Agent Cloud launched by The Marketing Cloud to unify the world's leading AI tools on a secure platform

Stagwell announced 35% ownership stake in Real Clear Holdings

Future of News hosted inaugural NewsFronts event in New York and Singapore summit in partnership with South China Morning Post



DECEMBER 2025

NewVoices.ai launched to redefine sales and customer support with an independent, 24/7 AI sales agent

Mark Penn presented CEO survey at Wall Street Journal's 2025 CEO Council Summit

Displayr partnership with HarrisQuest announced to bring new AI reporting capabilities to QuestDIY

STAGWELL AGGRESSIVELY ADOPTED AI ACROSS EVERY ASPECT OF OUR BUSINESS IN 2025, CLEARLY ESTABLISHING OURSELVES AS AN AI WINNER.

Dear Investors,

We believe technological innovation expands the realms of creativity and marketing – and that it bifurcates industries into winners and losers. With our 2025 results, we made one thing clear: Stagwell is a winner in the era of AI.

I know many of you are skeptical and believe AI will kill off marketing. You're wrong. In fact, AI, like all technological innovation, relies on marketing to survive. Large Language Model (LLM) platforms opening up shop for ads is proof. New technology always creates new opportunities for companies nimble enough to evolve, and this Annual Report is a showcase of what happens when marketing embraces AI – tech-enabled creativity leaps and bounds beyond what was possible before. Marketing is more alive than ever, and Stagwell is leading the way in transforming marketing with AI.

In 2025, we aggressively adopted AI across every aspect of our business. We invested in strengthening our offering and products, partnering with AI and data leaders like Palantir and Gradial at the cutting-edge. Our tools like The Machine and the Stagwell Agentic Targeting System powered by our partnership with Palantir (or the "Holy Grail" of Marketing) fundamentally change what's possible for marketers. We doubled down on our unique mix of best-in-class talent and technology. We delivered outstanding AI-powered outcomes for our clients around the globe, including the world's leading tech companies. And we incorporated AI into our internal workflows to drive efficiency.

Our 2025 results saw a net revenue increase of 9% ex-advocacy year-over-year (YoY), yet another record of $476 million dollars of last twelve-month net new business, expanding margins, and doubling free cash flow. We clearly established ourselves as leaders in the industry.

Stagwell is significantly ahead of the curve in the AI revolution. Read the following for a preview of how we deployed AI throughout our business in 2025. Scan the QR code on page 6 for more.

BUILDING CUTTING-EDGE PRODUCTS WITH AI

We invested heavily in our proprietary platforms, products, and strategic partnerships that operate where marketers already work.

The Machine and The Holy Grail of Marketing

We launched **The Machine**, marketing's first agentic operating system, built by **Code and Theory.** Rather than replacing existing tools, The Machine connects strategy, creative, production, and media into a unified, AI-powered workflow—reducing friction while improving speed, quality, and collaboration.

The Machine's open architecture allows other partners, like **Palantir**, **Adobe**, and **Gradial**, to fit seamlessly into the operating system, so clients can access tools like our **Stagwell Agentic Targeting System** which leverages Foundry – Palantir's enterprise data integration and analytics operating system, Stagwell's propriety **The Marketing Cloud** ID Graph, Assembly's STAGE AI applications, and more.

The result is a secure, AI-driven platform capable of analyzing tens of millions of records, deploying agentic workflows and campaigns, optimizing media mixes, and improving marketing return on investment before campaigns launch. This platform represents our largest source of potential upside revenue, positioning media technology as a performance differentiator and a future standalone growth engine.

The Machine also includes the Stagwell Content Supply Chain (CSC) — a system of tools and workflows within The Machine that helps our agencies meet the increasing demand for faster and more personalized content at scale. It supercharges our content capabilities – from planning, creation, review, and launch with real-time feedback – connecting our workflows with best-in-class software from Google, Microsoft, and Adobe so that we can work more efficiently and deliver more value for clients.

As we develop enterprise-level orchestration through The Machine and our Palantir partnership, we're also building individual AI-powered products that put advanced capabilities directly in marketers' hands.

AI-Powered Tools for Self-Service Marketers

We continued to invest in **The Marketing Cloud**, building AI-powered tools for self-service marketers across research, communications, creative, and media. Here are the products redefining what self-service marketing can accomplish:

Agent Cloud gives teams secure access to leading AI models and custom marketing agents on one platform. **NewVoices.ai** acts as an autonomous, always-on AI sales and support agent that handles customer conversations, bookings, and inquiries across any channel in any language.

Scan the QR code to try it for yourself.

QuestDIY makes professional market research accessible to anyone by using AI to build, field, and analyze surveys across 100+ countries with real-time results. **QuestRQ** provides real-time reputation monitoring across trust, ethics, quality, and culture, enabling brands to respond to threats and opportunities as they emerge. **UNICEPTA** delivers real-time media intelligence and reputation monitoring directly where teams work through a Microsoft 365 Copilot integration, and its Generative Engine Optimization (GEO) workshops help brands control how they appear in AI-generated search results.



"In 2025, Stagwell established itself as an AI winner. Marketing is more alive than ever, and we are leading the way in transforming marketing with AI."

Mark Penn
Chairman & CEO, Stagwell

Scan the QR code for a full deep dive into how The Marketing Cloud's tools solve problems for real marketers.



DELIVERING EXCEPTIONAL WORK FOR CLIENTS USING AI ACROSS ALL CAPABILITIES

Alongside our push to strengthen our tech stack by building AI-powered tools and platforms, we also used AI to create outstanding work for our clients.

See below for a preview, and scan the QR code on page 8 for more.

Marketing Services

Across our marketing services agencies, AI is transforming production and personalization—tasks, scaling creativity, and driving measurable brand impact. **72andSunny** produced a "Just Ask Google" campaign, showcasing how AI can foster intergenerational understanding. **Doner** is deploying an AI-enabled production and decisioning system for Rush Street Gaming that interprets complex requests against brand standards to launch dynamic workflows automatically after winning the pitch with CSC. **Crispin** shifted consumer perception for Samsung's smart appliances, creating the most successful campaign in Samsung history. **Anomaly** developed spots for Amazon Ads, showing how small and midsize businesses can use Amazon Ads to punch above their weight. **Forsman & Bodenfors** delivered a 64% top-box brand impression score for Axis Communications by creating a live, AI-driven orchestral experience. **TEAM** generated 500 unique, brand-safe, limited-edition Bacardi labels using AI as a creative multiplier.

Scan the QR code on page 8 to read more.

Digital Transformation

Our digital transformation agencies embed AI directly into clients' operating systems—turning structured data into content, eliminating manual workflows, and driving step-change gains in efficiency, discovery, and digital engagement at scale. **Instrument** built a custom Figma plugin for Afterpay that generates campaign assets from structured data, reducing production costs by 63.6% and saving 250 hours per campaign. **Code and Theory** helped TIME enable continuous search discovery by designing AI-driven knowledge graphs that bypass manual tagging. For JBL, **Code and Theory** also developed an LLM-optimized content strategy for JBL that captured a 4,700% increase in AI-chatbot referrals. **Left Field Labs'** Salesforce "Agentforce City" activation drove a 1,376% increase in digital engagement, while its agentic solution for illumend reduced insurance compliance workflows from four days to six minutes.

Scan the QR code on page 8 to read more.

Media & Commerce

Our media & commerce agencies are rebuilding performance for an AI-first discovery economy—making brands legible, optimizing conversion with agentic media systems, and scaling cultural impact globally while protecting margin and speed. **Assembly**'s work with Emaar Properties reframed Search Engine Optimization (SEO) as a reputation system, making content machine-readable for generative platforms and driving 1,636% growth in AI-driven traffic. **Assembly**'s implementation of Google AI Max or Lenovo delivered a 34% increase in conversion value while maintaining margin targets. **GALE** and **HUNTER**'s AI-driven cultural sequencing for Tequila Don Julio's "194Gou" launch generated 3.2 billion earned impressions and achieved a 99.4% positive sentiment rating.

Locaria's TranscrAIbe reduced subtitling cycle times from a full working day to seven minutes while expanding coverage to 102 markets.

See the tool's capabilities for yourself by scanning the QR code.

Comms & Advocacy

Faced with slow, expensive paid-media channels to drive grassroots outreach, **Targeted Victory** built American Voice, an AI-powered platform that analyzes millions of real-time inbound messages to rapidly activate non-donor supporters and connect them directly to their Members of Congress—scaling targeted advocacy in hours rather than days. **Sloane & Company** helped a pharmaceutical company navigate AI search's transformation of health information by designing a generative engine strategy ahead of a critical Phase II launch—tripling drug mentions in GLP-1 searches, increasing brand visibility 79%, and capturing share-of-voice in a channel growing 165 times faster than traditional search.

Scan the QR code
to read more.

What's Ahead

We are just getting started.
We see countless opportunities to continue establishing Stagwell as a winner – while others are spending their time firing creatives around the world, we're investing in tools to help our teams work better. Stagwell was made for this moment – our unique mix of creativity and technology and relentless drive to innovate sets us apart from the competition. We are excited by and ready to take advantage of the AI revolution.

In 2026, we continue to add features and develop our industry-leading offerings, including The Machine and the Stagwell Agentic Targeting System in partnership with Palantir – which promises a superior ability to deliver the right ad to the right person at the right time. We are leaning heavily into our digital-first approach to drive shareholder value and create consistent and increasing streams of AI-based revenues.

Looking ahead, we expect several favorable tailwinds – most notably, a three-year political supercycle and a record-breaking pipeline of new business opportunities. We also expect to start seeing the revenue and efficiency benefits of our investments in technology. Given these tailwinds and our investment in AI, we are confident Stagwell is poised to achieve transformative growth in 2026.

Scan the QR code
for more case studies
from our pivotal 2025:





Mark Penn,
Chairman & CEO, Stagwell

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2025

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-13718

STAGWELL

Stagwell Inc.
(Exact name of registrant as specified in its charter)

Delaware	**86-1390679**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
One World Trade Center, Floor 65 New York, New York	**10007**
(Address of principal executive offices)	(Zip Code)

(646) 429-1800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	STGW	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated Filer	☐	Accelerated Filer	☒
Non-accelerated Filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock of the registrant held by non-affiliates as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $389.5 million, computed upon the basis of the closing sales price of $4.50 of the Class A Common Stock on that date.

The number of shares of common stock outstanding as of March 5, 2026, was 253,452,554 shares of Class A Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relating to the 2026 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K where indicated.

STAGWELL INC.

TABLE OF CONTENTS

EXPLANATORY NOTE

References in this Form 10-K to "Stagwell," "we," "us," "our" and the "Company" refer to Stagwell Inc. and its direct and indirect subsidiaries, unless the context otherwise requires or otherwise is expressly stated.

All dollar amounts are stated in U.S. dollars unless otherwise stated.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's representatives may also make forward-looking statements orally or in writing from time to time. Statements in this document that are not historical facts, including, statements about the Company's beliefs and expectations, future financial performance, growth, and future prospects, the Company's strategy, business and economic trends and growth, technological leadership and differentiation, potential and completed acquisitions, anticipated and actual operating efficiencies and synergies and estimates of amounts for redeemable noncontrolling interests and deferred acquisition consideration, constitute forward-looking statements. Forward-looking statements, which are generally denoted by words such as "ability," "aim," "anticipate," "assume," "believe," "better," "build," "consider," "continue," "could," "develop," "drive," "enhance," "estimate," "expect," "focus," "forecast," "future," "grow," "guidance," "improve," "intend," "likely," "maintain," "may," "ongoing," "outlook," "plan," "position," "possible," "potential," "probable," "project," "seek," "should," "target," "will," "would" or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section.

Forward-looking statements in this document are based on certain key expectations and assumptions made by the Company. Although the management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The material assumptions upon which such forward-looking statements are based include, among others, assumptions with respect to general business, economic and market conditions, the competitive environment, anticipated and unanticipated tax consequences and anticipated and unanticipated costs. These forward-looking statements are based on current plans, estimates and projections, and are subject to change based on a number of factors, including those outlined in this section. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the Company's control. Therefore, you should not place undue reliance on such statements. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events, if any.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such risk factors include, but are not limited to, the following:

- risks associated with international, national and regional unfavorable economic conditions, including the effect of changing tariff and other trade policies, inflation and other macroeconomic factors that could affect the Company or its clients;

- demand for the Company's services, which may precipitate or exacerbate other risks and uncertainties;

- inflation and actions taken by central banks to counter inflation;

- the Company's ability to attract new clients and retain existing clients;

- the impact of a reduction in client spending and changes in client advertising, marketing and corporate communications requirements;

- financial failure of the Company's clients;

- the Company's ability to retain and attract key employees;

- the Company's ability to compete in the markets in which it operates;

- the Company's ability to achieve its cost saving initiatives;

- the Company's implementation of strategic initiatives;

- the Company's ability to remain in compliance with its debt agreements and the Company's ability to finance its contingent payment obligations when due and payable, including but not limited to those relating to redeemable noncontrolling interests, deferred acquisition consideration and profit interests;

- the Company's ability to manage its growth effectively;

- the Company's ability to identify and complete acquisitions or other strategic transactions that complement and expand the Company's business capabilities and successfully integrate newly acquired businesses into the Company's operations, retain key employees, and realize cost savings, synergies and other related anticipated benefits within the expected time period;

- the Company's ability to identify and complete divestitures and to achieve the anticipated benefits therefrom;

- the Company's ability to develop products incorporating new technologies, including augmented reality, artificial intelligence, and virtual reality, and realize benefits from such products;

- the Company's use of artificial intelligence, including generative artificial intelligence;

- adverse tax consequences for the Company, its operations and its stockholders, that may differ from the expectations of the Company, including that recent or future changes in tax laws, potential changes to corporate tax rates in the United States and disagreements with tax authorities on the Company's determinations that may result in increased tax costs;

- adverse tax consequences in connection with the business combination that formed the Company in August 2021, including the incurrence of material Canadian federal income tax (including material "emigration tax");

- the Company's ability to maintain an effective system of internal control over financial reporting, including the risk that the Company's internal controls will fail to detect misstatements in its financial statements;

- the Company's ability to accurately forecast its future financial performance and provide accurate guidance;

- the Company's ability to protect client data from security incidents or cyberattacks;

- economic disruptions resulting from war and other economic and geopolitical tensions (such as the ongoing military conflicts in Iran and the Middle East, and between Russia and Ukraine), terrorist activities, natural disasters, public health events, and tariff and trade policies;

- stock price volatility; and

- foreign currency fluctuations.

Investors should carefully consider these risk factors, the additional risk factors outlined under the caption "Risk Factors" in this Form 10-K, and in the Company's other filings with the Securities and Exchange Commission (the "SEC") which are accessible on the SEC's website at www.sec.gov.

PART I

Item 1. Business

About Us

Stagwell Inc. is the global challenger network transforming marketing through artificial intelligence ("AI"). Stagwell delivers scaled creative performance for the world's most ambitious brands, connecting culture-moving creativity with leading-edge technology to harmonize the art and science of marketing. Led by entrepreneurs, our specialists in over 34 countries have a unified purpose: to drive effectiveness and improve business results for our more than 4,500 clients as of December 31, 2025.

Since 2021, Stagwell's standing in the industry has grown as customers have increasingly recognized our agencies' outstanding work — leading to accelerating net new business trends — and as we have invested in augmenting our capabilities and geographical reach. Throughout our growth, we have maintained a collaborative spirit that is integral to the Stagwell DNA. We believe our ability to work across business lines and geographies gives us a competitive advantage relative to many of the legacy holding company competitors. While Stagwell is still focused on growth, we believe we have the right scale, scope, and size to meet the needs of marketers worldwide. Our award-winning work and new business wins are evidence that our offering resonates with clients.

Stagwell offers the capabilities marketers need in the digital age: Marketing Services, Digital Transformation, Media & Commerce, Communications (which includes Advocacy services), and "software as a service" ("SaaS") and "data as a service" ("DaaS") technology tools within The Marketing Cloud. Our increasing global scale allows us to compete for many of the largest marketing contracts available, including multi-region contracts with annual fees in excess of $10 million. Stagwell operates in a highly competitive and fragmented industry, but we believe we have a distinct advantage given our digital composition and its alignment with evolving trends in the broader marketplace. Additionally, The Marketing Cloud, our proprietary suite of SaaS and DaaS technology solutions, is designed for modern marketers and includes applications across the marketing value chain — research and insights, communications technology, and media. Stagwell provides a suite of marketing services that serve marketers' needs as well as self-service AI technology-driven solutions for in-house marketers. Through The Marketing Cloud, Stagwell is investing in the frontiers of marketing, developing technology products that leverage AI and data for content creation, "instant" market research, and communications. This is a key part of the future strategy for the Company.

Stagwell has grown through a combination of organic growth and investment to enhance its capabilities and scale.

Stagwell's unified corporate team is the foundation of a powerful value creation platform focused on scaling our portfolio of marketing services and communications firms, which we refer to as "Brands," and driving continual product and service evolution. We plan to continue investing in our core digital platforms, developing our suite of digital products in The Marketing Cloud, increasing our technology leadership through innovation and strategically investing in new solutions, technologies and capabilities to deliver value for our clients, employees, and shareholders.

Our Market

Industry Trends

The digital revolution has changed where and how brands relate to consumers and has created an entirely new, highly complex content and commerce ecosystem. Historically, marketing was characterized by television and brand advertising targeted at broad audiences: everyone saw the same advertisement at the same time. Over the last three decades, digital innovation has created new, personalized ways to reach targeted consumers and spurred a fundamental shift in the marketing services landscape. Growth in the marketing services industry now comes primarily from digital mediums, helping brands meet customers across the entire online ecosystem. We believe every company today at its core is a digital marketing company.

We believe five key trends describe the industry today:

First, data is everywhere, making precise targeting even more important. Platform and channel growth has created an explosion of addressable data that can be used to better understand consumer desires, habits, and needs in real-time, allowing the delivery of content that consumers want, when they want it, and where they want it. Sources of online data include web, mobile, email, social, and connected TV — in addition to emerging products, apps and wearables that enhance day-to-day experiences. The emergence of vast amounts of data spans behavioral, transactional, demographic, psychographic and geographic categories. As connectivity grows, the value of raw data declines — but we believe the ability to derive actionable insights from the data, as Stagwell businesses do, becomes increasingly important. We believe the most successful platforms will be ones that anticipate consumer demands and offer relevant and actionable analysis in digestible forms. This is why Stagwell has partnered with Palantir to develop a new AI marketing platform that brings the industry closer to "The Holy Grail of Marketing" — delivering the right advertisement, to the right person, at the right time.

Second, companies have begun to build applications incorporating AI. Frontier technologies such as AI are gaining critical footholds, reshaping the marketing ecosystem and how business connects with stakeholders (including customers and employees). These transformative technologies are now widely accessible to consumer audiences as well, as seen with generative AI tools like Open AI's ChatGPT and Google's Gemini. We believe Stagwell is at the forefront of innovating these technologies within our industry, collaborating with companies such as Adobe on AI solutions, and incubating original and proprietary technology to drive business results. As AI drives cross-sector transformation, we are helping clients build applications incorporating AI, delivering solutions that expand generative and content capabilities, and reimagining how AI can transform consumer and digital experiences. Stagwell is building an array of solutions designed to engage with this key trend, including The Machine, Stagwell's agentic operating system. These solutions are being sold to customers and deployed internally to deliver strong outcomes for customers.

Third, online advertising is estimated to have accounted for more than half of global advertising spend in 2025, and two-thirds of spend in the United States, with the shift further accelerating as new media channels like connected television and platforms diversify the digital channels dominating content and commerce. Online now means virtually everywhere: website, mobile, social media, television, out-of-home, and immersive in-person experiences.

Fourth, advertising is commerce. Digital platforms provide ways for brands to reach consumers directly through e-commerce. Platforms as diverse as Instagram, Instacart, and LinkedIn have created new ways for brands to interact with their customers. Brands can sell their products directly on their sites, via digital platforms such as Amazon or through interactive experiences enabled by social media. Digital platforms also allow advocacy groups and political campaigns to reach constituents to mobilize support or raise funds online. Retail media networks add complexity and opportunity to brands' consumer engagement strategies, and influencer marketing strategies allow brands to reach consumers through trusted, individualized storytelling.

Finally, marketing technology is transforming the industry. SaaS and DaaS products are increasing the efficiency of marketing campaigns and in-house marketing operations, utilizing cutting edge technologies such as AI and automated media modeling, scaled consumer insights, campaign and asset management, brand reputation tracking, and more.

Competitive Landscape

Stagwell operates in a highly competitive and fragmented industry. Stagwell's Brands compete for business and talent with the operating subsidiaries of large global holding companies such as Omnicom Group Inc., WPP plc, Publicis Groupe SA, Dentsu Inc. and Havas SA, as well as with numerous independent agencies that operate in multiple markets. Our Brands also face competition from consultancies, such as Accenture and Deloitte, tech platforms, media companies and other services firms that offer related services. Stagwell's Brands must compete with these other companies to maintain and grow existing client relationships and to obtain new clients and assignments. Individual products within The Marketing Cloud also typically compete with offerings that may be provided within broader service offerings at large global holding companies or provided on a standalone basis by technology startups or other industry participants such as Infosys, Wipro and Cognizant.

During the decades when marketing was dominated by television, the marketing services industry experienced significant consolidation as legacy advertising holding companies built substantial portfolios of often overlapping creative, communications, PR, and media businesses to achieve financial efficiencies by centralizing administrative operations. These holding companies grew significantly in size and market share.

The rapid rise of digital channels, convergence of advertising and commerce, and explosion in addressable data and marketing technology created a paradigm shift in the industry. While legacy models still accounted for a significant share of the market in 2025, we see the traditional holding company model as outdated in this rapidly evolving industry landscape. The marketing services industry has become more complex in recent years, with new market participants emerging in many different areas of the marketing ecosystem. This includes new platforms for advertisers, such as TikTok, and media buying participants, including DSP's like The Trade Desk. In recent years, a number of large consulting firms with information technology implementation backgrounds have entered the marketing services market and, collectively, achieved significant market share. However, we believe these firms' lack of creative and media expertise limits their long-term growth potential as true challengers to the legacy marketing holding companies. Additionally, major technology companies, such as Amazon and Meta, have entered the market, offering alternative marketing solutions to clients. To date, these solutions appear more geared towards addressing the needs of small and medium size businesses, rather than the large, multi-national companies that form the majority of Stagwell's customer base.

With a combination of talent and technology, we believe that Stagwell is well positioned to take advantage of the continued transformation sweeping the marketing ecosystem and disrupt the marketing services landscape. Stagwell was born digital and now has a global network of entrepreneurial companies that deliver the right combination of creativity and technology for the modern, digital marketer through a model that emphasizes flexibility and integration. In addition, as AI drives transformation across marketing sectors, we believe our focus on digital transformation and AI-enabled product development in The Marketing Cloud sets us apart.

Segments & Service Lines

Stagwell's Brands provide differentiated, digital-first marketing and related services to a diverse client base across many industries. Our array of capabilities provide an integrated suite of marketing services for our blue-chip customer base.

Stagwell holds a 100% ownership position in substantially all of its Brands, and the remainder are majority owned with management of the Brands owning the remaining equity. Stagwell generally has rights to increase ownership of non-wholly owned subsidiaries to 100% over a defined period of time.

The Company brings itself to market and organizes its Brands into five reportable segments: "Marketing Services," "Digital Transformation," "Media & Commerce," "Communications," and "The Marketing Cloud."

We group our Brands into these reportable segments based on the source of most of their revenue. All segments derive a meaningful portion of revenues through Digital Channels. We believe our concentration of digital capabilities today provides a competitive advantage in the marketplace and positions us to benefit from continued digital disruption in the marketing services industry. We plan to continue to invest in our core digital platforms as well as emerging technologies to effectively support marketing transformation for our clients.

The reportable segments are:

- The **Marketing Services** segment delivers a broad range of services across four closely related client needs: creative, research, experiential, and social media solutions designed to build and elevate brands. Capabilities include developing breakthrough brand campaigns, providing consumer insights through advanced research methodologies, creating immersive experiential marketing programs and social engagement strategies that connect brands with audiences across digital platforms. By combining creative excellence, data-driven insights, and innovative experiences, Marketing Services empowers organizations to differentiate themselves in the marketplace, drive audience engagement, and achieve measurable business results. These services employ a wide variety of AI-powered services in the delivery, such as AI-powered creative production and data analysis. Brands in this segment include, but are not limited to, creative agencies 72 and Sunny and Anomaly, research agencies NRG and Harris Insights, experiential agency TEAM, and social agency Movers & Shakers.

- The **Digital Transformation** segment designs, implements and activates modern digital ecosystems that enable brand and customer experiences through the integration of strategy, design, and technology. This segment helps clients modernize their digital infrastructure, enhance customer engagement, and accelerate enterprise transformation. Its capabilities span the delivery of digital products and experiences that connect brand storytelling with technology, including website and content development, digital campaigns, product and platform design, AI-native strategies and integration, and implementation of marketing technology ("MarTech") products and solutions for customers. It also provides managed services, staff augmentation, and engineering expertise across various delivery models, offering system integration, full-stack development, and ongoing platform management. Additionally, Digital Transformation connects digital ecosystems to physical experiences through innovative, technology-driven customer engagements, such as business-to-business ("B2B") platforms and multimodal activations that blend physical and digital environments using augmented reality ("AR"), virtual reality ("VR"), and emerging technologies. Together, these capabilities empower organizations to transform their digital presence and drive sustained business growth. Brands in this segment include, but are not limited to, strategy and design agencies Code and Theory and Instrument, development and implementation agency TrueLogic, and digital activation agency Left Field Labs.

- The **Media & Commerce** segment delivers integrated AI-based data solutions that drive audience engagement and business growth through media buying, owned media platforms, commerce enablement, and Customer Relationship Management ("CRM") strategies. Its capabilities include planning and executing media campaigns across global platforms, leveraging data-driven approaches to optimize reach and effectiveness across first-party data, second-party data, and third-party data, and providing commerce and CRM tools that connect brands with consumers throughout the purchase journey. The segment also offers specialized media platforms and translation services to support targeted communication and market expansion. By combining expertise in media strategy, commerce activation, and audience analytics, Media & Commerce empowers organizations to maximize their marketing investments and achieve measurably efficient commercial outcomes. Brands in this segment include, but are not limited to, media buying, owned media platforms Reach TV, and strategy agency Assembly Global, commerce and CRM agency Gale.

- The **Communications** segment provides a leading edge set of solutions designed to help organizations build, protect, and enhance their reputation across diverse audiences and channels. Its capabilities include strategic communications, public relations, and advocacy services that leverage AI and data-driven insights to craft compelling narratives and influence public perception. The segment also offers expertise in targeted communications, crisis management, and stakeholder engagement, ensuring clients can respond effectively to emerging issues and opportunities. Advocacy services encompass strategic political campaign management, grassroots mobilization, and fundraising expertise that reach across the political spectrum. By combining deep industry knowledge with innovative digital approaches to media and advocacy, Communications empowers organizations to connect with key audiences, shape conversations, and achieve their strategic objectives. Brands in this segment include, but are not limited to, strategic communications agencies Allison and Consulum, and advocacy services agencies SKDK and Targeted Victory.

- **The Marketing Cloud** segment delivers a comprehensive suite of technology solutions for in-house marketers, combining SaaS and DaaS offerings. Its key products cover a range of areas. Advanced research tools that enable real-time customer insights through syndicated and Do It Yourself ("DIY") generative AI-drafted surveys, AI-driven text analysis, and predictive analytics. Communications technology that aggregates data from millions of sources, including news, social media, print, and TV/radio broadcasts, on a daily basis to monitor, analyze, and respond to market trends. Media studio products that leverage first-party, third-party, and proprietary data to provide actionable audience insights and attribution analytics and advanced media platforms that encompass audience engagement solutions such as AR, quick response ("QR") codes, and loyalty programs, all designed to collect consumer data and generate actionable insights. Together, these capabilities empower marketers to understand, engage, and influence their audiences with precision and agility. Brands in this segment include, but are not limited to, QUEST, Unicepta and Smart Assets.


OUR OPERATING SEGMENTS
1 The Marketing Cloud
SaaS & DaaS Tools for the Modern Marketer
2 Digital Transformation
Building & Designing Digital Platforms & Technology
3 Media & Commerce
Delivering Data-Driven Outcomes for Brand Performance
4 Communications
Intelligent & Highly-Targeted Communications Strategies
5 Marketing Services
Scaling Brand Reach with AI-Powered Creativity
4%
15%
25%
16%
40%
% OF FY25 NET REVENUE BY SEGMENT
STAGWELL
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Go-To-Market Approach

Our global go-to-market strategy is key to our objective of providing our clients with a balanced combination of leading-edge technology and creative talent. We go to market in four main ways: as individual Brands, as service lines where collaboration across services is needed, as Stagwell Global when we create multi-region, Stagwell-wide teams, and as The Marketing Cloud, which delivers SaaS and DaaS products for in-house marketers.

Unlike legacy holding companies who have focused on achieving cost synergies by consolidating brands within their networks, Stagwell focuses on collaboration. We believe it is important for our Brands to maintain their individual identities to attract the highest quality talent within their capabilities of expertise. Maintaining strong brand identities within our integrated Brands and specialist service lines provides a structure supporting both individual and joint go-to-market approaches. Maintaining separate Brands with flexibility to integrate also enables effective management of potential conflicts of interest. Go-to-market collaboration typically occurs on larger engagements requiring services across multiple capabilities or geographies.

To further support collaboration, Stagwell provides financial incentives for Brands to collaborate with one another, including through referrals and the sharing of both services and expertise. Segment and Brand leaders have components of incentive compensation that are based on Stagwell's overall performance and the overall performance of their integrated or specialist service lines to incentivize go-to-market collaboration.

In addition to our owned Brands, we maintain a network of go-to-market alliances with like-minded independent brands, tech companies and marketing services firms in key markets around the world. These partners, which we refer to as Global Affiliates, enable us to increase our local market reach and qualify for business opportunities that require enhanced capabilities in specific local markets without taking on additional costs. As of December 31, 2025, our Global Affiliate Network included more than 70 affiliates and added coverage for Stagwell in 20 additional countries.

Our distinct Brand structure enables us to work with multiple clients within the same business sector, and many of our largest clients are served by multiple Brands within our portfolio. The Brands' work is supported by a centralized marketing and new business team that fosters collaboration, sources new business opportunities and communicates across industries to drive awareness of our offerings. Additionally, a centralized corporate innovation team develops and invests in proprietary digital marketing products that are distributed by Brands across Stagwell, further enhancing the value proposition Stagwell's Brands offer to clients.

Our Strategy

Stagwell's strategic approach is focused on delivering a sustainable, long-term path to significant growth and supports our primary objectives which are achieving strong levels of organic growth, increasing our digital revenue mix, increasing international scale, expanding the average client relationship size, and improving strong margins and free cash flow. We believe pursuing these objectives will increase value for our shareholders.

Our strategy is focused on six specific initiatives: 1) Investing in Digital Capabilities, 2) Expanding Addressable Markets, 3) Effective Integration at Scale, 4) Strategic Value Creation Platform, 5) Maintaining a Highly Variable Cost Structure, and 6) Efficient Capital Allocation.

Investing in Digital Capabilities

Our digital businesses serve the areas where we expect the fastest growth in the marketing space and position us to lead the wave of transformation in the industry. By investing in our core digital platforms and introducing proprietary SaaS and DaaS MarTech products, we aim to increase the digital proportion of our net revenue. We aim to expand our digital capabilities in three main ways:

- First, with our Digital Transformation segment, we united all of our leading Brands into the Code and Theory Network, including those that focus heavily on technology, design and creativity more than media. Brands such as Instrument, Kettle, Left Field Labs, Mediacurrent and others make up the network, which works with several Fortune 500 companies, including every one of the FAANG platforms (Facebook, Amazon, Apple, Netflix and Google). This consolidation and investment include funding new capabilities and supporting cross-selling with other Brands and across Segments, which has already created additional opportunities. We intend to continue to invest in these Brands' emerging technologies, including AI solutions, to remain at the forefront of the transformation of marketing services.

- Second, we are pursuing complementary acquisition opportunities to bolster our existing assets in areas such as digital transformation and digital media buying. For example, we acquired Create Group Holding Limited ("Create"), a leading strategic digital communications group in the Middle East, in April 2025 to join the Code and Theory Network to help regional clients navigate the complexity of changing consumer behaviors, emerging technologies and AI. Throughout 2025, we continued to build on our track record of "bolt-on" digital-first acquisitions, including JetFuel Studio LLC and Powered by JetFuel LLC (collectively, "Jetfuel"), an innovative experiential marketing services agency, and in January 2026, we acquired Wavelength Strategy, Inc. ("Wavelength"), a leading digital advertising firm operating in the advocacy sphere, combining the business with SKDK, a premier public affairs and political consulting firm.

- Third, we intend to continue to invest in The Marketing Cloud, a suite of technology products in development or early-stage commercialization. These include AI-enabled solutions in communications technology, research, and media. These products are licensed to our clients using subscription-based SaaS and DaaS models and distributed by Brands across our network. We believe The Marketing Cloud positions us to serve in-house marketing departments and create recurring, high-value revenue streams in the future. In prior years, we have also made strategic acquisitions for The Marketing Cloud, including UNICEPTA Holding GmbH ("Unicepta"), a leading media monitoring company, and BERA.ai, a leading predictive brand technology platform.

Expanding Addressable Markets

We are focused on expanding our addressable markets through investments that increase our global footprint as well as adding emerging marketing technologies in areas expected to have strong secular growth. We believe increasing our geographic presence and breadth of capabilities will allow us to significantly grow our average client relationship size over time.

- **International Markets:** Our strategy for growing our international operations is focused on expanding our media buying, content creation and digital capabilities in new markets, which will improve our qualifications for large multi-regional contracts with the largest global marketers. In 2025, we acquired ADK Global ("ADK"), an integrated marketing services company with 10 markets around the world, but predominantly in Asia Pacific. This follows the acquisition of nine international businesses in 2024, including: Consulum (MENA), PROS Agency (Brazil), What's Next Partners (France) and Sidekick (U.K.).

- We maintain a Global Affiliate network that enables us to deliver creative, performance, media and technology capabilities at the scale required to serve the world's largest marketers. Our affiliates provide local talent and insights for regional engagements without requiring investment capital. We believe our Global Affiliates will be a valuable source for acquisitions, allowing Stagwell to vet companies before formal investment. Brand New Galaxy was our first affiliate and affiliate acquisition. As of December 31, 2025, we had over 70 Global Affiliate partners in our network.

- **Emerging Marketing Technologies:** In addition to the advertising and marketing services market, we believe our investments in The Marketing Cloud will position us to address new, rapidly expanding market opportunities, including marketing data, and artificial intelligence.

Effective Integration at Scale

We have continued to drive significant long-term operating efficiencies and pay close attention to costs.

Within our client-facing integrated and specialist service lines we see further opportunity to achieve operating efficiencies by increasing our non-U.S. based engineering footprint. We are focused on scaling our development capabilities in lower-cost markets, specifically nearshore in Latin America and offshore in Egypt, India, and Southeast Asia. Our engineering talent is concentrated within our Digital Transformation brands and is primarily focused on developing digital platforms, applications, tools, and experiences for our clients. We already have a substantial engineering presence globally and have developed the necessary skills to support hiring, training and managing large teams outside the United States. We believe these markets offer a significant supply of quality technical talent to meet increasing client demand for high-speed delivery of digital transformation and production services.

Stagwell Value Creation Platform

We believe our engaged, unified corporate team provides a growth platform for value creation through both revenue and cost synergies for our existing Brands and prospective investments. We are led by a management team with deep industry expertise and a track record of growing and managing marketing services businesses. The Stagwell platform provides a foundation to support efficient, accretive scaling of our global business and our high-growth digital transformation and digital media capabilities. Our corporate objective is to accelerate growth and improve the profitability of our Brands, and we believe Brands see strategic value in being part of the Stagwell network.

Our value creation platform has three layers: Client Services, Growth Investment and Shared Services.

Our **Client Services** layer aims to facilitate revenue growth through go-to-market support. Our Global Solutions team provides a single point of contact for key clients, coordinating our go-to-market strategies for large, multi-regional contracts or business opportunities requiring cross-Brand, cross-capability or cross-market services. Our Global Growth team provides prospecting and new business services to our Brands, working in partnership with our Brand team which supports messaging and communications efforts. At the service line level, the Stagwell Media Platform Network provides a corporate structure to cost-effectively coordinate our global media placement capabilities, while our Global Affiliate Network positions our Brands to pitch for and win opportunities requiring capabilities in specific local markets.

Our **Growth Investment** layer is designed to drive continual product and service evolution and bolsters competitive advantages in key markets, capabilities, and emerging technologies and consists of two teams: centralized investment and innovation. Our central investment team, which has a strong track record of accretive investments, provides expertise in sourcing, negotiating and structuring investments in close partnership with our Brand leadership, to drive efficient scaling of our capabilities and accelerate growth. In addition to our investment team, a centralized innovation team provides development capabilities for The Marketing Cloud and bespoke client needs.

Our **Shared Services** layer provides unified back-office systems via Stagwell CORE ("CORE"), a platform that focuses on transitioning away from disparate teams, processes and systems and establishing a standardized platform. CORE provides centralized services across back office operational functions, including information technology ("IT"), accounting, payroll, accounts payable and receivable, human resources, real estate, enterprise-level contract administration, and accounting services. With a focus on driving shareholder value by optimizing cost structures and facilitating efficient integration of acquired businesses, CORE's services are highly standardized with an emphasis on scalability to support Stagwell's growth.

Maintaining a Highly Variable Cost Structure

We are focused on maintaining a business model that has attractive cash flow, revenue growth and margin expansion and plan to maintain a highly variable cost structure that allows us to be nimble. We aim to focus our investments on people-based businesses that operate with a high percentage of variable costs. The majority of our employees have at-will employment arrangements. This predominantly at-will employment structure positions us to respond rapidly to changing market conditions in order to maintain margins. We also strive to diligently deploy low capital investment strategies. For example, we believe our Global Affiliate Network strategy for expanding international capabilities positions us to maintain a high level of flexibility through macroeconomic cycles.

Our management team has successfully demonstrated an ability to efficiently operate, manage and grow a profitable portfolio of diverse advertising businesses through periods of dramatic changes in consumer behavior, technological advancement and economic cycles. The team has a successful track record of investing, acquisition execution and integration as well as recruiting and retaining the key talent that drives our operating businesses.

Efficient Capital Allocation

We are focused on delivering strong organic growth and free cash flow to support efficient capital allocation. Our capital allocation approach is designed to be flexible, supporting the needs of the business and generating value for shareholders. Primary uses of capital are expected to include funding diligently structured, highly accretive investments in businesses that we believe will support sustainable future growth by increasing the breadth and depth of our capabilities, and repurchasing shares to reduce shareholder dilution and return capital to shareholders. We also expect more modest capital allocation towards reducing leverage in order to provide increased financial flexibility, and funding development of proprietary technology and products for The Marketing Cloud.

Our Clients

Stagwell services over 4,500 clients across a wide range of sectors, representing some of the world's most recognized brands including: Google, Amazon, Diageo, Nike, Apple, P&G, United Airlines, Salesforce and more. In many cases, we serve the same clients in various geographic locations, across multiple disciplines, and through multiple Stagwell Brands. Representation of a client rarely means that Stagwell handles marketing communications for all brands or product lines of the client in every geographical location. In 2025, net revenue from our top 100 clients increased approximately 16% year-over-year as we saw record last twelve months new business and increasing interest in both specific Brand capabilities as well as cross-Brand, integrated solutions that address multi-discipline client needs.

Stagwell's Brands have written contracts with many of their clients. As is customary in the industry, these contracts generally provide for termination by either party on relatively short notice. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Executive Summary" for a further discussion of Stagwell's arrangements with its clients.

Sources of Revenue

Stagwell provides a broad range of services to a large base of clients across a wide spectrum of verticals globally. Stagwell has historically been largely focused in North America where the Company was founded, as well as the United Kingdom, but has expanded its global footprint to support clients globally and has operations in more than 34 countries, and more than 20 additional countries through our Global Affiliate Network, as of December 31, 2025. The primary source of revenue is from agency arrangements in the form of fees for services performed, commissions, and from performance incentives or bonuses. Stagwell's Brands have written contracts with many of their clients.

Human Capital

As of December 31, 2025, we employed approximately 10,951 full-time employees and approximately 1,678 contractors and part-time employees. The following table provides a breakdown of the approximate number of full-time employees across Stagwell's five reportable segments and Corporate:

Segment	Total
Marketing Services	3,007
Digital Transformation	1,370
Media & Commerce	3,996
Communications	1,410
The Marketing Cloud	484
Corporate	684
Total	10,951

Because of the personal service nature of the marketing and communications business, our talent is of significance to our success. Human capital management strategies are developed by senior management, including the management teams of our Brands, and are overseen at the corporate level.

Our human capital management priorities include providing competitive benefits and compensation, attracting and retaining talent, supporting learning and development across the network, increasing employee engagement, and ensuring workplace safety. At the corporate level, centralized human capital management processes include the development of human resources governance and policy, executive compensation for senior leaders, benefits programs, and succession planning focusing on the performance, development, and retention of key senior executives.

Benefits & Compensation

Stagwell provides a range of competitive benefits including medical, dental, vision, employer-funded health savings accounts, commuter assistance, 401(k) plans, employee stock programs, and more. Health benefits are offered to full-time employees and their dependents, inclusive of domestic and/or same-sex partners. We offer flexible paid time off as well as accommodations for civic duties, bereavement, and leaves of absence.

Stagwell participates in industry-wide salary surveys and utilizes AI-powered compensation software to obtain real-time compensation survey data and analytics and to support data-driven compensation decisions. In addition, we offer various stock ownership programs for eligible Stagwell employees.

Attracting & Retaining Talent

Hiring high-impact, AI focused talent is foundational to Stagwell's ability to innovate, compete, and scale. Our model pairs Brand-led hiring with shared, technology-forward recruiting capabilities to create a flexible, global talent engine — expanding access to top talent, accelerating time-to-hire, and improving hiring quality.

Through automation, AI and analytics, and continuously refreshed talent pipelines, we proactively build and engage talent ahead of demand. Strategic university partnerships, internship and referral programs — as well as an internal career marketplace — ensure the right talent is matched to the right opportunities at speed.

Learning & Development

Stagwell invests in both senior leadership and emerging leaders through professional development partnerships designed to align individual growth with organizational strategy. Eligible employees also receive an annual, flexible professional development budget to support skill development and career growth. In addition, each Brand maintains development programs tailored to its workforce and leadership goals.

Stagwell has launched Next Dimension, an experiential learning program focused on developing global client leaders capable of delivering transformational outcomes for clients. To expand access to this learning, we are introducing a Global Mentor Program that enables broader leadership development, knowledge sharing, and cross-network collaboration.

We have also deployed a learning platform that provides on-demand training focused on AI tools, emerging technologies, and their practical applications across our business.

In addition, Stagwell has launched a monthly Stagwell Strategy Talks series, with AI at its core, designed to promote cross-network collaboration and support ongoing learning related to innovation and the evolving role of AI in our work.

Corporate Culture

We believe the culture of Stagwell's individual Brands contribute to what sets working at Stagwell apart from competitors. At the same time, we believe the connective tissue that unites us is our shared vision for our Brands and people to work collaboratively across disciplines in an inclusive and open environment.

Stagwell supports its Brands through access to high-quality education, resources, and technology, which can be leveraged based on individual Brand needs. We believe that promoting an inclusive and collaborative environment — by building internal and external partnerships, fostering collaboration across our Brands, and encouraging innovation and initiative — supports our ability to attract and retain a creative workforce with diversity of thought that positively impacts our clients globally.

Employee Engagement

Regular communication is a focus at Stagwell. We host quarterly global town halls to ensure employees are engaged and organizational goals are shared. As in-person engagement has increased, our Brand and Talent teams collaborate to host experiential, wellness, and professional development and thought leadership programs at our New York City hub locations at the World Trade Center and in offices around the world.

Our global CEO regularly communicates with employees regarding key updates ranging from new business wins to client work. In addition, The Hive intranet serves as a central resource portal for all Stagwell employees. We also maintain global communities organized around discrete disciplines, including Technology, Growth, and Communications, to foster collaboration and engagement across the organization.

Significant Factors Affecting our Business and Results of Operations

The most significant factors affecting our business and results of operations include national, regional, and local economic conditions, our clients' profitability and marketing budgets, mergers and acquisitions of our clients, changes in top management of our clients and our ability to retain and attract key employees. New business wins and client losses occur due to a variety of factors. We believe the two most significant factors are (i) our clients' desire to change marketing communication firms and (ii) the digital and data-driven products and services that our Brands offer. A client may choose to change marketing communication firms for several reasons, such as a change in leadership where new management wants to retain a firm that it may have previously worked with. In addition, if the client is merged or acquired by another company, the marketing communication firm is often changed. Clients also change firms as a result of the firm's failure to meet marketing performance targets or other expectations in client service delivery.

Regulatory Environment

The marketing and communications services that our Brands provide are subject to laws and regulations in all of the jurisdictions in which we operate. These include laws and regulations that affect the form and content of marketing and communications activities that we produce for our clients and, for our digital services, laws and regulations concerning user privacy, use of personal information, data protection and online tracking technologies. We are also subject to laws and regulations that govern whether and how we can receive, transfer or process data that we use in our operations, including data shared between countries in which we operate. Our international operations are also subject to broad anti-corruption laws. While these laws and regulations could impact our operations, we believe compliance in the normal course of the Company's business has not significantly impacted the services we provide or had a material effect on our business, results of operations or financial position. Additional information regarding the impact of laws and regulations on our business is included in Item 1A. Risk Factors.

Available Information

Stagwell Inc.'s website address is www.stagwellglobal.com. The Company's Annual Reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to the Exchange Act, will be made available free of charge through the Company's investor relations website (www.stagwellglobal.com/investors) as soon as reasonably practical after those reports are electronically filed with, or furnished to, the SEC. The Company announces material information to the public through a variety of means, including filings with the SEC, press releases, public conference calls, and its website. The Company uses these channels, as well as social media, including its X account (formerly Twitter) (@stagwell) and (@Mark_Penn), Instagram (@stagwellglobal) and its LinkedIn page (https://www.linkedin.com/company/stagwell/), to communicate with investors and the public about the Company, its products and services, and other matters. Therefore, investors, the media, and others interested in the Company are encouraged to review the information the Company makes public in these locations, as such information could be deemed to be material information. The information found on, or otherwise accessible through, the Company's website and social media channels is not incorporated into, and does not form a part of, this Form 10-K, and the inclusion of the Company's website address and social media channels are inactive textual references only.

Item 1A. Risk Factors

You should carefully consider the risk factors set forth below, as well as the other information contained in this Form 10-K, including our Audited Consolidated Financial Statements and related notes. Any of the following risks could materially and adversely affect our business, results of operations, financial condition, cash flows, projected results and future prospects. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, results of operations, financial condition, cash flows, projected results and future prospects. These risks are not exclusive and additional risks to which we are subject include the factors listed under "Note About Forward-Looking Statements" and the risks discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K.

Risks Related to Our Business and Industry

Our revenues are highly susceptible to declines as a result of unfavorable economic conditions.

Advertising, marketing and communications expenditures are sensitive to global, national and regional macroeconomic conditions, including inflationary pressures, currency fluctuations, geopolitical uncertainty and elevated interest rates, as well as specific budgeting levels and buying patterns. Adverse developments such as inflation, evolving tariff and trade policies, or heightened economic uncertainty can reduce the demand for our services and pose a risk that clients may reduce, postpone or cancel spending on advertising, marketing and corporate communications projects. For example, inflation rates have increased in recent years, and the effects of increased inflation and other adverse conditions on our customers have in the past resulted and may in the future result in decreased demand for our products and services, decreased revenue, increased operating costs (including our labor costs), and decreased profitability, and may result in reduced liquidity and limits on our ability to access credit or otherwise raise capital. In cases of sustained inflation across several of our major markets, it becomes increasingly difficult to effectively control increases to our costs. If we are unable to increase our fees or take other actions to mitigate the effect of the resulting higher costs, our business, results of operations and financial position could be negatively impacted. In addition, in the past, some clients have responded to weakening economic conditions with reductions to their marketing budgets, which include discretionary components that are easier to reduce in the short term than other operating expenses. This pattern may recur in the future and could have a material adverse effect on our revenue, results of operations, cash flows and financial condition. In addition, elevated interest rates have had and may continue to have the effect of further increasing economic uncertainty and heightening these risks, as well as increasing the cost of capital.

Our business depends on generating and maintaining ongoing, profitable client demand for our services and solutions.

Our revenue and profitability depend on the demand for our services and favorable margins, which have been and may continue to be negatively affected by numerous factors, many of which are beyond our control and unrelated to our work product. To increase our revenues and achieve favorable margins, we will need to attract additional clients or generate demand for additional services and products from existing clients, and such demand will depend on factors including clients' and potential clients' requirements, pre-existing vendor relationships, financial condition, strategic plans, internal resources and satisfaction with our work product and services, as well as broader economic conditions, competition and the quality of our Brands' employees, services and reputation and the breadth of our services. In addition, developments in the markets we serve, which may be rapid, could shift demand to services and solutions where we are less competitive, or might require significant investment by us to upgrade, enhance or expand our services and solutions to meet that demand. To the extent that we are unable to generate sufficient and profitable client demand, our ability to grow our business, increase our revenues and achieve favorable margins will be limited, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our business could be adversely affected if we fail to retain our existing clients.

Our ability to attract and retain clients is an important aspect of our competitiveness, and client loss, including due to competitors, as a consequence of client consolidation, insolvency or a reduction in marketing

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budgets due to recessionary economic conditions, or a shift in client spending could have a material adverse effect on our business, results of operations, financial condition and prospects. Many companies, including companies with which we have long-standing relationships, put their advertising and marketing communications business up for competitive review from time to time, and we have lost client accounts in the past as a result of such reviews. Our clients may choose to terminate their contracts, or reduce their relationships with us, on a relatively short time frame and for any reason, including as a result of such competitive reviews, a reduction in marketing budgets due to external factors such as economic conditions or their own financial distress or insolvency, competition from other marketing services providers, clients' consolidation, a shift in their spending or clients' dissatisfaction with our services, reputation or personnel.

A relatively small number of clients contributes a significant portion of our revenue, which magnifies this risk. In the aggregate, our top ten clients based on revenue accounted for approximately 18% of our revenue for the year ended December 31, 2025. No customer represented more than 4% of total revenue. Historically, client concentration has increased during election years due to the cyclical nature of our advocacy Brands. A substantial decline in a large client's advertising and marketing spending, the loss of a significant part of their business or the loss of one or more of our largest clients could have a material adverse effect on our business, prospects, results of operations and financial condition.

We face significant competition.

The advertising and marketing services business is highly competitive and constantly changing. We compete on the basis of many factors, including the quality (and clients' perceptions of the quality) of our work, our ability to protect the confidentiality of clients' and their customers' data, our relationships with key client personnel, our expertise in particular areas or disciplines, the differentiation of our offerings and our ability to provide integrated services at the scale clients require. Our Brands compete with a diverse and growing set of marketing services firms and consultancies including other large multinational companies. We are smaller than many of our larger industry competitors, and an agency's ability to serve clients, particularly large international clients, on a broad geographic basis and across a range of services and technologies is an important competitive consideration. We also compete with smaller businesses that operate in local or regional markets, and because an agency's principal asset is often its people, barriers to entry are minimal, and relatively small brands are, on occasion, able to take all or some portion of a client's business from a larger competitor. Consolidation of companies in our industry, including through strategic mergers or acquisitions, may also result in new competitors with greater scale than ours. Competitive challenges also arise from rapidly evolving and new technologies in the marketing and advertising space, which create opportunities for new and existing competitors and a need for continued significant investment in tools, technologies and process improvements.

In addition, our competitors may compete for client engagements by significantly discounting their services. Price competition could force us to choose between lowering our prices (and suffering reduced operating margins) or losing a client's business.

Our future financial performance is largely dependent upon our ability to compete successfully in the markets we serve. If we are unable to compete successfully, we could lose market share and clients to competitors or be forced to accept engagements with unfavorable economic terms, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our success depends in part on our ability to adapt to ongoing changes in technology and offerings.

Our success depends in part upon our ability to continue to develop and implement services and solutions that anticipate and respond to rapid and continuing changes in marketing technology, consumer habits and industry developments, as well as offerings by new entrants, to serve the evolving needs of our clients. Current areas of significant change include search engine optimization, bots, search engine marketing, social media and influencer and affiliate marketing, email marketing, AR and VR applications, customer relationship and programmatic advertising, which involve the use of mobility-based software platforms, cloud computing, SaaS, and DaaS solutions, AI and generative AI content creation tools, machine learning and the processing and analyzing of large amounts of data. Technological developments such as these may materially affect the cost and use of technology by our clients and demand for our services, and if we do not sufficiently invest in new technology and industry developments, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our services and solutions, our ability to generate demand for our services, and to attract and retain clients, and our ability to develop and achieve a competitive advantage and growth could be negatively affected.

We are making investments in new product offerings and technologies that are inherently risky.

We have made investments to develop new marketing services products and technologies, including The Machine, our Palantir partnership, products at The Marketing Cloud and other marketing data, campaign MarTech, AR and VR applications, and AI and generative AI offerings, and we intend to continue investing significant resources in developing and/or acquiring new technologies, tools, features, services, products and offerings. Our new initiatives are inherently risky, as each involves development of new software platforms or other product offerings, unproven business strategies and technologies with which we may have limited prior development or operating experience. We may also encounter significant technical or other challenges with respect to the development of these products. They may also involve additional claims and liabilities (including intellectual property claims), expenses, regulatory challenges, and other risks that we do not currently anticipate.

There can be no assurance that client demand for our new products, and technologies will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that products and offerings developed by others will render our new products and offerings noncompetitive or obsolete. If we do not realize the expected benefits of our investments, our business, financial condition, results of operations and prospects may be harmed.

We are subject to risks related to our use of AI, including generative AI.

We are increasingly building generative AI features into some of our offerings, such as generative AI content creation tools, and are making investments in expanding our generative AI capabilities. As part of this process, we also utilize generative AI tools offered by third-party providers in the development and testing of our offerings. Generative AI is in the relatively early stages of commercial use and presents certain inherent risks. Generative AI algorithms are based on machine-learning and predictive analytics, which can create or amplify unintended biases and discriminatory outcomes, and, their outputs may be incomplete, inaccurate or misleading. There is a risk that the generative AI tools we deploy could produce such outcomes or other unexpected results or behaviors that could harm our reputation, business, or clients.

In addition, the use of AI and generative AI involves significant technical complexity and requires specialized expertise. Any disruption or failure in our AI and generative AI offerings, or those of our third-party providers, could result in delays or errors in our operations, which could harm our business and financial results. The use of generative AI tools could also result in a greater likelihood of cybersecurity incidents, privacy violations and inadvertent disclosures of our intellectual property or other confidential information, any of which could directly or indirectly harm our business, operations and reputation.

The AI regulatory landscape is still uncertain and evolving, and the development and use of AI technologies, including generative AI, in new or existing content creation tools and other offerings may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns or other complications that could be costly and time-consuming and could adversely affect our business, reputation or financial results. Furthermore, the use of AI by bad actors presents increasingly complex and sophisticated security threats to our confidential Company data, and we must make additional efforts to maintain network security.

Our international operations are exposed to a number of risks.

We are a global business, with Brands operating in over 34 countries as of December 31, 2025. Operations outside the United States represent a significant portion of our revenues and represented approximately 23% of our revenues in 2025. The operational and financial performance of our international businesses are affected by global and regional economic conditions, competition for new business and staff, political conditions, differing regulatory environments and other issues associated with extensive international operations. Conducting our business internationally, particularly in developing markets in which we have limited experience, subjects us to risks that we do not face to the same degree in the United States. These risks include, among others:

- operational and compliance challenges caused by distance, language, and cultural differences, including, in some markets, longer billing collection cycles;

- the resources required to adapt our operations to local practices, laws, and regulations and any changes in such practices, laws, and regulations;

- laws and regulations that may be more restrictive than those in the United States, including commercial laws that can be undeveloped, vague, inconsistently enforced, retroactively applied or frequently changed, laws governing competition, pricing, payment methods, internet activities, real estate tenancy laws, tax and social security laws, employment and labor laws, email messaging, privacy, location services, collection, use, processing, or sharing of personal data, ownership of intellectual property, and other activities important to our business;

- competition with companies or other services that understand local markets better than we do or that have pre-existing relationships with potential clients in those markets;

- exposure to business cultures in which improper business practices may be prevalent;

- difficulties in managing, growing, and staffing international operations, including in countries in which foreign employees may become part of labor unions, employee representative bodies, or collective bargaining agreements, and challenges relating to work stoppages or slowdowns;

- fluctuations in currency exchange rates;

- adverse tax consequences, including the complexities of foreign value added tax systems, and restrictions on the repatriation of earnings;

- increased financial accounting and reporting burdens, and complexities associated with implementing and maintaining adequate internal controls;

- difficulties in implementing and maintaining the financial systems and processes needed to enable compliance across multiple jurisdictions;

- potential changes to import and export restrictions, duties, trade regulation and economic sanctions;

- public health concerns or emergencies, such as the COVID-19 pandemic or other outbreaks of communicable disease, which have occurred in parts of the world in which we operate;

- war, conflict, geopolitical tensions and other political, social, and economic instability abroad, terrorist attacks and security concerns, such as escalating tensions in the Taiwan Strait and the ongoing conflicts in Iran and the Middle East, and between Russia and Ukraine; and

- reduced or varied protection for intellectual property rights in some markets.

These risks could adversely affect our international operations, which could in turn adversely affect our business, financial condition, results of operations and prospects. In addition, in developing countries or regions, we may face further risks, such as slower receipt of payments, nationalization, social and economic instability, currency repatriation restrictions and undeveloped or inconsistently enforced commercial laws. These risks may limit our ability to grow our business and effectively manage our operations in the countries that are affected.

We are exposed to the risk of client defaults.

Certain of our Brands often enter into contractual commitments with media providers and production companies and incur expenses on behalf of our clients for productions and in order to secure a variety of media time and space, in exchange for which they receive a fee. The difference between the gross production costs and media purchases and the revenue earned by us can be significant, and primarily affects our levels of accounts receivable, expenditures billable to clients, accounts payable and accrued liabilities.

We are generally paid in arrears for our services, and if we are unable to meet our contractual requirements, we may experience delays in collection of and/or be unable to collect our client balances. While we take precautions against default on payment for these services (such as credit analysis, advance billing of clients, purchasing credit insurance and in some cases acting as an agent for a disclosed principal), such precautions may fail to mitigate our exposure to clients' credit risk, and we may experience significant uncollectible receivables from our clients. If we are unable to collect our receivables or unbilled services, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

We are impacted by geopolitical events, international hostilities, terrorist attacks and natural disasters.

Geopolitical events, international hostilities, acts of terrorism or natural disasters could negatively impact our business through, among other things, disruption of our and our Brands' business operations, decreased demand for our or our clients' services, disruption in the credit markets, heightened risk of cybersecurity attacks and disruptions to our information technology infrastructure, increased energy costs and labor and supply chain disruptions. This could result in suspension of our or our clients' businesses in the affected region, which could impact client spending on our services. Any of these occurrences could have a material adverse impact on our business, results of operations, financial condition and prospects. For example, the conflict in Iran and the Middle East has disrupted travel to and from our Brands' offices in the Middle East, could disrupt our Brands' operations, and could result in a decrease in demand for our services in the region. The conflict in Iran and the Middle East is ongoing, and its duration is uncertain. We may not be able to accurately predict the impact of the conflict or other international hostilities on our businesses and operations.

We are impacted by seasonal fluctuations in marketing, research, communications and advertising activity.

Our revenue, cash flow, operating results and other key operating and performance metrics vary from quarter to quarter due to the seasonal nature of our clients' spending on the services we provide. For example, clients tend to devote more of their advertising budgets to the fourth calendar quarter to coincide with consumer holiday spending, and we typically generate our highest quarterly revenue during the fourth quarter in each year. Political advertising and related activity have also historically caused our revenue to increase during election cycles, which is most pronounced in even years, in particular during the third and fourth quarters of such years, and to decrease during other periods. Seasonality could have a more significant impact on our revenue, cash flow and operating results from period to period as a result of declines in our growth rate or if seasonal spending becomes more pronounced.

Risks Related to Strategic Transactions

We may not realize the expected benefits from strategic transactions.

We may be unable to realize the benefits we expect from our past and future acquisitions and other strategic transactions for a variety of reasons, including due to our failure to effectively integrate newly acquired businesses into our operations, errors in our forecasting or factors that we do not control, such as the reactions of existing and potential clients, employees, investors and regulators.

Our integration efforts are subject to significant risks and uncertainties, including with respect to our ability to realize our anticipated synergies and cost savings, our ability to retain and attract executives, employees and clients, the acquired company's technology that is not easily compatible with ours, or difficulty in retaining the clients of any acquired business due to changes in management, the diversion of management's attention from other business concerns, and undisclosed, unknown or potential legal liabilities, including litigation against the companies we may acquire, for example from failure to identify all of the significant risks or liabilities associated with the target business. In addition, we may not accurately forecast the financial impact of an acquisition transaction, including accounting charges. Our failure to address these risks or other problems could cause us to incur unanticipated liabilities and harm our business generally.

Strategic transactions may result in dilution to our stockholders and consume resources that are necessary to sustain our business.

Our business strategy includes engaging in strategic mergers, acquisitions and investments to bolster our capabilities or expand our reach in particular areas. Through the acquisitions we pursue, we may seek opportunities to add to or enhance the services and solutions we provide, to enter new industries or expand our client base, or to strengthen our global presence and scale of operations. Our ability to complete these transactions may be subject to conditions or approvals that are beyond our control, including anti-takeover and antitrust laws in various jurisdictions. Consequently, these transactions, even if undertaken and announced, may not close. In addition, an acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures.

Mergers or acquisitions may disrupt our business, divert our resources and require significant management attention that would otherwise be available for the development of our business. For one or more of those transactions, we may issue additional equity securities that would dilute our stockholders. For example, we issued 2.7 million shares of our Class A common stock, par value $0.001 per share ("Class A Common Stock") as consideration for acquisitions that occurred in 2025. In addition, we may:

- use cash that we may need in the future to operate our business;
- incur debt that may place burdensome restrictions on our operations or cash flows;
- incur large charges or substantial liabilities; or
- become subject to adverse tax consequences, substantial depreciation or amortization expenses, impairment of goodwill and/or purchased long-lived assets, restructuring charges, deferred compensation or other acquisition-related accounting charges.

Any of these risks could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Our Employees and Human Resources

Our business is highly dependent on the services of Mark Penn, our CEO and Chairman.

We depend on the continued services and performance of our key personnel, including our CEO and Chairman, Mark Penn. Although we have entered into an employment agreement with Mr. Penn, the agreement has no specific duration and constitutes at-will employment. The loss of key personnel, including Mr. Penn, could disrupt our operations and have an adverse effect on our business.

Our business is dependent on our ability to keep our supply of skills and resources in balance with client demand.

Employees, including creative, research and data acquisition, analytics and data science, media, technology development, content development, account and practice group specialists, and their skills and relationships with clients, are among our most important assets. Our success is dependent, in large part, on our ability to keep our supply of marketing services skills and capabilities in balance with client demand around the world and our ability to attract, retain, and motivate personnel with the knowledge and skills to lead our business and serve clients globally, respond quickly to rapid and ongoing changes in demand and the macroeconomic environment, and continuously innovate to grow our business. There is competition for scarce talent with market-leading skills and capabilities in new technologies, and our competitors have directly targeted our employees with such skills and will likely continue to do so. At certain times and in certain geographies, we have found and may continue to find it difficult to hire and retain a sufficient number of employees with the skills or backgrounds to meet current and/or future demand in a cost-effective manner. In these cases, we might need to redeploy existing personnel or increase our reliance on subcontractors to fill our labor needs, and if not done effectively, our profitability could be negatively impacted. Additionally, we may be unable to hire and retain people with the skills necessary to meet the increasing client demand, and we have in the past experienced and may continue to experience wage inflation and other increases to compensation expense, which puts upward pressure on our costs and may adversely affect our profitability if we are unable to recover these increased costs.

We are particularly dependent on retaining management and leadership of our Brands with critical capabilities. Our ability to expand in our key markets depends, in large part, on our ability to attract, develop, retain and integrate both leaders for the local business and people with critical capabilities. If we are not successful in these initiatives, our business, results of operations, financial condition and prospects could be adversely affected.

Risks Related to Data Privacy and Cybersecurity

We face legal, reputational and financial risks from any failure to protect client data from security incidents or cyberattacks.

We and our third-party service providers, such as our cloud service providers that store, transmit and process data, rely on information technologies and infrastructure, which we use to manage our business, including digital storage of client marketing and advertising information and developing new business opportunities. Increased cybersecurity threats and attacks, such as security breaches, are constantly expanding, evolving, and becoming more sophisticated and pose a risk to our systems and networks. In addition, given the increasing difficulty of detecting cybersecurity threats, undiscovered vulnerabilities in our products or services could expose us or our clients to hackers or other unscrupulous third parties who develop and deploy viruses and other malicious software programs that could attack our products, services and business.

We are dependent on information technology networks and systems to securely process, transmit and store electronic information and to communicate among our locations around the world and with our people, clients, Global Affiliates partners and vendors. As the breadth and complexity of this infrastructure continues to grow, including as a result of the increasing reliance on, and use of, mobile technologies, social media and cloud-based services, the risk of security incidents and cyberattacks has increased. Such incidents could lead to shutdowns or disruptions of or damage to our systems and those of our clients, Global Affiliates partners and vendors, and unauthorized disclosure of sensitive or confidential information, including personal data and proprietary business information. Also, given the unpredictability of the timing, nature and scope of such cybersecurity threats and attacks, we may be unable to anticipate attempted security breaches and, in turn, implement adequate preventative measures. Our systems and processes to protect against, detect, prevent, respond to and mitigate cybersecurity incidents and our organizational training for employees to develop an understanding of cybersecurity risks and threats may be unable to prevent material security breaches, theft, modification or loss of data, employee malfeasance (including improper use of social media) and additional known and unknown threats. We have experienced, and may again experience, data security incidents resulting from unauthorized access to our and our service providers' systems, misconfiguration of systems, phishing ransomware or malware attacks. In addition, certain of our clients may experience breaches of systems and cloud-based services enabled by or provided by us.

In providing services and solutions to clients, we often manage, utilize and store sensitive or confidential client or other data, including personal data and proprietary information, and we expect these activities to increase, including through the use of AI, bots and cloud-based analytics. Security breaches, improper use of our systems and other types of unauthorized access to our systems, data, and information by employees and others may pose a risk that data may be exposed to unauthorized persons or to the public. We have access to sensitive data, personal data, and information that is subject to various data privacy laws and regulations, which have obligations that are triggered in the event of a breach. Unauthorized disclosure of, denial of access to, or other incidents involving sensitive or confidential client, vendor, Global Affiliates partner or our own data, whether through systems failure, employee negligence, fraud, misappropriation, or cybersecurity, ransomware or malware attacks, or other intentional or unintentional acts, could damage our reputation and our competitive positioning in the marketplace, disrupt our or our clients' business, cause us to lose clients and result in significant financial exposure and legal liability. Similarly, unauthorized access to or through, denial of access to, or other incidents involving, our software and IT supply chain or SaaS providers, our service providers' information systems or those we develop for our clients, whether by our employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who continuously develop and deploy viruses, ransomware, malware or other malicious software programs or social engineering attacks, could result in negative publicity, significant remediation costs, legal liability, damage to our reputation and government sanctions and could have a material adverse effect on our results of operations.

We are subject to extensive data privacy laws and regulations.

Laws and regulations related to consumer privacy, processing of personal data and use of digital tracking technologies have been proposed or enacted in the United States and certain international markets (including the European Union's General Data Protection Regulation, or "GDPR" and the California Consumer Privacy

Act, as amended by the California Privacy Rights Act, or "CCPA"). Further in the United States, both Congress and state legislatures, along with federal regulatory authorities, have continued to increase their attention on advertising and the collection and use of data, including personal data. The SEC has issued rules governing disclosures regarding cybersecurity incident response, governance and risk management. At the state level, consumer data privacy laws continue to be proposed and passed in a number of states across the country. As more privacy legislation continues to be introduced, the Company could be subject to such laws regardless of whether the Company has operations or a physical presence in the applicable state. In the United States, the Federal Trade Commission (the "FTC") and other regulators continue to seek greater regulation of the collection and processing of personal data, as well as restrictions and requirements for certain targeted advertising practices. We are also subject to evolving privacy laws on data processing activities related to cookies and online marketing. In the European Union, regulators actively enforce privacy requirements related to online behavioral advertising.

We continue to face increasing costs of compliance in an uncertain regulatory environment and while we have taken steps to comply with data privacy laws, we cannot guarantee that our efforts will meet the evolving standards imposed by governmental and regulatory agencies, and any failure or perceived failure to comply with these legal requirements could result in regulatory inquiries and penalties, governmental investigations and proceedings, potential consumer, business partner, or securities litigation, damage to our reputation, or other legal liabilities, as well as divert management's time and attention, all of which could have a material adverse effect on our business and results of operations. Also, any such laws may also have potentially conflicting requirements that would make compliance challenging, as well as potentially resulting in further uncertainty and requiring the Company to incur additional costs and expenses in an effort to comply. Furthermore, these laws and regulations may impact our ability to collect and commercialize data, as well as the efficacy and profitability of certain digital marketing and analytics services we provide to clients, making it difficult to achieve our clients' goals. These and other related factors could affect our business and reduce demand for certain of our services, which could have a material adverse effect on our results of operations and financial condition.

Risks Related to Litigation and Regulation

Litigation, investigations or other legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we have been and may in the future be party to various claims, litigation proceedings and regulatory inquiries. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Although we are not currently party to any litigation that we consider material, actual outcomes or losses may differ materially from our assessments and estimates. In addition, from time to time we receive and respond to regulatory inquiries and may be subject to regulatory or other government investigations, the outcomes of which are inherently uncertain.

We and certain of our Brands produce AI, software and e-commerce tools for clients, including The Machine, our partnership with Palantir, The Marketing Cloud and other marketing data, campaign MarTech, AR and VR applications, and AI and generative AI offerings, and such types of software and e-commerce product offerings have become increasingly subject to litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, the intellectual property ownership and license rights, including copyrights, surrounding AI technologies, including generative AI, have not been fully addressed by U.S. courts or other federal, state, or international laws or regulations, and the use or adoption of third-party generative AI technologies into our offerings may result in exposure to claims of copyright infringement or other intellectual property claims, which could harm our business and financial results. As we expand these product offerings, the possibility of an intellectual property claim against us grows.

In addition, regulatory investigations, putative securities class action lawsuits and derivative lawsuits and other stockholder claims are often brought against public companies for a variety of reasons, including but not limited to claims arising out of stock price declines, alleged breaches of fiduciary duties, and acquisition, merger or other business combination agreements. We have been and may in the future be the target of securities and stockholder litigation or regulatory investigations.

Any such claims or investigations or other claims against us, with or without merit, could result in costly litigation or other proceedings and divert management from day-to-day operations and resources from our business. We cannot be certain that we would be successful in defending against or resolving any such claims or other proceedings. Any such matters may result in an onerous or unfavorable judgment that may not be reversed on appeal, or we may decide to settle such matters on similarly unfavorable terms. If we are not successful in defending or resolving such matters, we could be required to rebrand, redesign or stop offering these products or services, pay monetary damages or fines, enter into or terminate royalty or licensing arrangements, satisfy indemnification obligations that we have with some of our clients or make changes to our business practices, any of which could have an adverse effect on our business, reputation, results of operations, financial condition and prospects.

Even when these matters are without basis, the defense of these matters may divert our management's attention and may result in significant expenses. The results and timing of litigation, investigations and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these matters may result in adverse monetary damages, penalties or injunctive relief against us, as well as adverse publicity and reputational harm, which could have a material adverse effect on our financial condition, cash flows or results of operations. Any such matters, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

We are subject to industry regulations and other legal or reputational risks that could restrict our activities or negatively impact our performance or financial condition.

Our industry is subject to government regulation and other governmental action, both in the United States and internationally. We and our clients are subject to specific rules, prohibitions, media restrictions, labeling disclosures and warning requirements applicable to advertising for certain products. Governmental entities, self-regulatory bodies and consumer groups may also challenge advertising through legislation, regulation, judicial actions or otherwise, for example on the grounds that the advertising is false and deceptive or injurious to public welfare. Moreover, there has recently been an expansion of specific rules, prohibitions, media restrictions, labeling disclosures, and warning requirements with respect to advertising for certain products. Any regulatory or judicial action that affects our ability to meet our clients' needs or reduces client spending on our services could have a material adverse effect on our business, results of operations, financial condition and prospects.

Existing and proposed laws and regulations, in particular in the European Union and the United States, concerning user privacy, use of personal data and online tracking technologies could also affect the efficacy and profitability of internet-based, digital and targeted marketing. We are subject to laws and regulations that govern whether and how we can transfer, process or receive certain data that we use in our operations. For example, federal laws and regulations governing privacy and security of consumer information generally apply to our clients and/or to us as a service provider. These laws and regulations include, but are not limited to, the federal Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and regulations implementing its information safeguarding requirements, the Junk Fax Prevention Act of 2005, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Telephone Consumer Protection Act, the Do-Not-Call-Implementation Act, applicable Federal Communications Commission telemarketing rules (including the declaratory ruling affirming the blocking of unwanted robocalls), the Federal Trade Commission Privacy Rule, Safeguards Rule, Consumer Report Information Disposal Rule, Telemarketing Sales Rule, Risk-Based Pricing Rule, Red Flags Rule, and the CCPA. Laws of foreign jurisdictions, such as Canada's Anti-Spam Law and Personal Information Protection and Electronic Documents Act, and the GDPR similarly apply to our collection, processing, storage, use, and transmission of protected data. The European Union, for example, has tightened its rules on the transferability of data to the United States. Additional laws, such as the European

Union's Artificial Intelligence Act (Regulation (EU) 2024/1689) entered into force in August 2024 and has become applicable on a phased basis, including with respect to prohibited AI practices and, subsequently, broad compliance obligations for certain 'high-risk' AI systems and specified transparency requirements. Accordingly, these laws could require us to alter, restrict, or incur additional costs to process personal data or use AI-enabled tools and services, could increase our compliance, monitoring, documentation, and governance costs, expose us to enforcement actions or civil claims, and adversely affect our results of operations.

Collection, processing, and storage of biometric identifiers has come under increasing regulation and is the subject of class action litigation. Any failure on our part to comply with these legal requirements, or their application in an unanticipated manner, could harm our business and result in penalties or significant legal liability. The imposition of restrictions on certain technologies by private market participants in response to privacy concerns could also have a negative impact on our digital business. If we are unable to transfer data between countries and regions in which we operate, or if we are prohibited from sharing data among our products and services, it could affect the manner in which we provide our services or adversely affect our financial results.

Legislators, agencies and other governmental entities, as well as consumer groups, may also continue to initiate proposals to ban the advertising of specific products, such as alcohol, tobacco or marijuana products, and to impose taxes on or deny deductions for advertising, which, if successful, may hinder our ability to accomplish our clients' goals and have an adverse effect on advertising expenditures and, consequently, on our revenues. Governmental action, including judicial rulings, on the relative responsibilities of clients and their marketing agencies for the content of their marketing can also impact our operations. We could also suffer reputational risk as a result of governmental or legal action or from undertaking work that may be challenged by consumer groups or considered controversial.

We are subject to export restrictions, economic sanctions, the FCPA, and similar anti-corruption laws.

We are subject to many laws and regulations in the United States and other countries in which we operate that restrict our international operations, such as applicable economic sanctions and export control laws and regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control ("OFAC"), the U.S. Department of State, The U.S. Department of Commerce, the United Nations Security Council and other relevant authorities. Such laws and regulations prohibit or restrict us from engaging in certain operations, investment decisions and sales activities, including dealings involving certain countries, businesses, organizations and individuals. Despite our efforts to promote compliance with applicable laws and regulations, it is difficult to anticipate the effect such economic sanctions and export controls may have on us, and compliance with any further sanctions imposed or actions taken by the United States or other countries, as well as the effect of current or further economic sanctions (and any retaliatory responses thereto) may otherwise have an adverse effect on our operations.

We are also subject to the U.S. Foreign Corrupt Practices Act ("FCPA") and anti-bribery and anti-corruption laws in the countries where we do business. The FCPA prohibits covered parties from offering, promising, authorizing or giving anything of value, directly or indirectly, to a "foreign government official" with the intent of improperly influencing the official's act or decision, inducing the official to act or refrain from acting in violation of lawful duty, or obtaining or retaining an improper business advantage. The FCPA also requires publicly traded companies to maintain records that accurately and fairly represent their transactions and to have an adequate system of internal accounting controls. In addition, other countries have enacted anti-bribery and anti-corruption laws similar to the FCPA, such as the U.K. Bribery Act 2010. Some laws that may apply to our operations prohibit commercial bribery, including giving or receiving improper payments to or from non-government parties, as well as so-called "facilitation" payments. We operate in many parts of the world that have experienced government corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices, although adherence to local customs and practices is generally not a defense under U.S. and other anti-bribery laws.

Any violations of these or other laws, regulations and procedures by our employees, independent contractors, subcontractors and agents, including third parties we associate with or companies we acquire, could expose us to administrative, civil or criminal penalties, fines or business restrictions, or other remedial measures, which could have a material and adverse effect on our results of operations and financial condition and would adversely affect our reputation and the market for shares of our Class A Common Stock.

Risks Related to Intellectual Property

Our business operations could suffer if we fail to adequately protect and enforce our intellectual property and other proprietary rights.

We rely on trademark, patent, copyright, trade secret and other intellectual property laws, as well as contractual provisions such as confidentiality clauses, to establish and protect our intellectual property and other proprietary rights, including in our Brands (and the trademark rights thereto) and our proprietary technologies. We cannot be sure that the actions we have taken to establish and protect our trademarks and other intellectual property rights will adequately protect us, and if our existing intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, the intellectual property protections afforded our Brands, products and services would be impaired. Such impairment could impede our ability to market our products and services, negatively affect our competitive position, and harm our business and operating results. Even if we successfully maintain our intellectual property rights, we may be unable to enforce those rights against third parties.

We also rely on patents to protect our products, services and designs. We have applied for, and expect to continue to apply for, additional patent protection for proprietary aspects of existing and proposed processes, services and products. Our patent applications may not result in issued patents, and any patents issued as a result of our patent applications may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Additionally, we seek to maintain the confidentiality of certain trade secrets and other proprietary information to preserve our position in the market. We employ various methods to protect such intellectual property, such as entering into confidentiality agreements with certain third parties and our employees, and controlling access to, and distribution of, our proprietary information. However, our efforts may not be effective in controlling access to our proprietary information, and we may not have adequate remedies for the misappropriation of such information.

As we expand our service offerings and the geographic scope of our sales and marketing, we may face additional intellectual property challenges. Certain foreign countries do not protect intellectual property rights as fully as they are protected in the United States and, accordingly, intellectual property protection may be limited or unavailable in some foreign countries where we choose to do business. It may therefore be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries, which could diminish the value of our Brands, products or services and cause our competitive position and growth to suffer. The lack of adequate legal protections of intellectual property or failure of legal remedies for related actions in jurisdictions outside of the United States could have an adverse effect on our business, results of operations, and financial condition.

We may be subject to an intellectual property infringement or misappropriation claim.

We may in the future be the subject of patent or other litigation. Our products and services, including products and services that we may develop in the future, may infringe, or third parties may claim that they infringe, intellectual property rights covered by patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages. Further, if a patent infringement or other intellectual property-related lawsuit were brought against us, we could be forced to stop or delay production or sales of the product that is the subject of the suit. From time to time, we may receive letters from third parties drawing our attention to their patent rights. While we take steps to ensure that we do not infringe upon, misappropriate or otherwise violate the rights of others, there may be other more pertinent rights of which we are currently unaware. The defense and prosecution of intellectual property lawsuits could result in substantial expense to us. An adverse determination of any litigation or interference proceeding to which we may become a party could subject us to significant liabilities. As a result of patent infringement claims, or in order to avoid potential claims, we may choose or be required to seek a license from the third party and be required to pay significant license fees, royalties or both. Licenses may not be available on commercially reasonable terms, or at all, in which event our business would be materially and adversely affected. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, if we are unable to obtain such licenses, we could be forced to cease some aspects of our business operations, which could harm our business significantly.

Our products and services use open source software.

Some of our solutions use software made available under open source licenses, and we expect to continue to incorporate open source software in our solutions in the future. Open source software is typically freely available. While this may reduce development costs and speed up the development process, it may also present certain risks that may be greater than those associated with the use of third-party commercial software. For example, open source software is generally provided without any warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. We cannot guarantee we comply with all obligations under these licenses. If the owner of the copyright in the relevant open source software were to allege that we had not complied with the conditions of one or more open source licenses, we could be required to incur significant expenses defending against such allegations and could be subject to the payment of damages, enjoined from further use of the software, required to comply with conditions of the license (which may include releasing the source code of our proprietary software to third parties without charge), or forced to devote additional resources to re-engineer all or a portion of our solutions to avoid using the open source software. Any of these events could create liability for us, damage our reputation, and have an adverse effect on our business, results of operations, financial condition and prospects.

Risks Related to Our Capital Structure and Financing

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or in our industry, expose us to interest rate risk to the extent of our variable rate debt, and prevent us from meeting our obligations under our indebtedness.

As of December 31, 2025, we had $1.3 billion of total consolidated indebtedness outstanding. Our outstanding credit agreement and notes are guaranteed by substantially all of our material domestic subsidiaries, and our outstanding credit agreement is secured by substantially all of the assets and stock of such subsidiaries. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us in an amount sufficient to enable us to service all our debt, to refinance all our debt or to fund our other liquidity needs. If we are unable to meet all our debt service obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations. If we cannot make scheduled payments on our debt, we will be in default and, as a result, our debt holders could declare all outstanding principal and interest to be due and payable; the lenders under our outstanding credit agreement could terminate their commitments to loan us money and foreclose against the assets securing our borrowings; and we could be forced into bankruptcy or liquidation, which could adversely affect our business, results of operations, financial condition and prospects.

Our leverage could have important consequences for us, including:

- requiring us to utilize a substantial portion of our cash flows from operations to make payments on our indebtedness, reducing the availability of our cash flows to fund working capital, capital expenditures, development activity, and other general corporate purposes;

- increasing our vulnerability to adverse economic, industry, or competitive developments;

- exposing us to the risk of increased interest rates as borrowings under our credit agreement are at a variable rate of interest;

- making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;

- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

- limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes; and

- limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Our outstanding credit agreement is floating rate debt. If interest rates increase, our debt service obligations on such indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

In addition, we may be able to incur substantial additional indebtedness in the future. As of December 31, 2025, we had $497.6 million of availability under our revolving credit agreement. In addition, we will be permitted to add, under such credit agreement, incremental facilities, subject to certain conditions being satisfied. Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness as defined under our debt instruments. To the extent new debt is added to our current debt levels, the substantial leverage risks described above would increase.

We may need additional capital in the future, which may not be available to us. The raising of any additional capital may dilute holders' ownership percentage in our stock.

As of December 31, 2025, we had unrestricted cash and cash equivalents totaling $104.5 million and a borrowing capacity under our credit facility of $750.0 million, with $497.6 million of unused capacity available. We intend to continue to make investments to support our business growth and may require additional funds if our capital is insufficient to pursue business opportunities and respond to business challenges. Accordingly, we may need to engage in equity, equity-linked or debt financings to secure additional funds. Any issuances of equity or convertible debt securities could cause our existing stockholders to suffer dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A Common Stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

In addition, credit ratings are an important factor influencing our ability to access capital and the terms of any new indebtedness, including covenants and interest rates. If our credit ratings were downgraded, withdrawn or significantly weaker than those of our competitors, our ability to raise additional capital at acceptable cost could be harmed and as a result, our business, results of operations, financial condition and prospects could be adversely affected. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of our debt. Our clients and vendors may also consider our credit profile when considering whether to contract with us or negotiating contract terms, and if they were to change the terms on which they deal with us, it could have a further adverse effect on our business, prospects, results of operations and financial condition.

If our available liquidity is insufficient, our financial condition could be adversely affected and we may be unable to fund contingent deferred acquisition liabilities, and any put options if exercised.

We maintain our credit agreement, together with cash flow from operations and proceeds from our notes financing, to fund our working capital needs and to fund the exercise of put option obligations and contingent deferred acquisition payments. If credit were unavailable or insufficient under our credit agreement, our liquidity could be adversely affected, and our ability to fund our working capital needs and any contingent obligations with respect to put options or contingent deferred acquisition payments could be adversely affected. We have made acquisitions for which we have deferred payment of a portion of the purchase price, with the deferred acquisition consideration generally payable based on achievement of certain thresholds of future earnings of the acquired company. In addition, a noncontrolling equity holder in an acquired business sometimes has the right to require us to purchase all or part of such holder's interest, either at specified dates or upon the termination of such holder's employment with the subsidiary or death (put rights). Payments we are required to make in respect of deferred acquisition consideration and noncontrolling equity holder put rights may be significantly higher than the amounts we estimate because the actual obligation adjusts based on the performance of the acquired businesses over time. If available liquidity is insufficient, we may be unable to fund contingent deferred acquisition payments.

Our Up-C structure places significant limitations on our cash flow and, accordingly, we depend on distributions from OpCo to pay our taxes and expenses, including payments under the Tax Receivables Agreement.

As part of our umbrella partnership-C corporation ("Up-C") structure, we are a holding company and our principal asset is our ownership of common units of our operating subsidiary, OpCo. This structure is designed to enable us to obtain certain tax benefits, and 85% of such tax benefits are payable to Stagwell Media under our Tax Receivables Agreement with Stagwell Media and OpCo. However, we have no independent means of generating revenue or cash flow, and our ability to pay taxes and operating expenses, and to service our liabilities, is dependent upon the financial results and cash flows of OpCo and its subsidiaries, along with the distributions we receive from OpCo. We intend, as OpCo's sole manager, to cause OpCo to make cash distributions to us out of its available funds as required for our operations as a holding company subject only to limitations imposed under the agreements governing our indebtedness. Nevertheless, there can be no assurance that OpCo and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions will permit such distributions. Moreover, because of our Up-C structure, this financing arrangement can give rise to U.S. corporate income tax liabilities for us in respect of assets deemed contributed to OpCo on the formation of OpCo as OpCo makes cash distributions to us to the extent such distributions are subject to certain technical regulations regarding disguised sales, subject to certain exceptions in such regulations including for distributions of operating cash flows and leveraged distributions. In such an event, we would depend on further cash distributions from OpCo to enable us to pay such tax liabilities.

We also incur expenses related to our operations, which may be significant. We intend, as OpCo's sole manager, to cause OpCo to make cash distributions to us as the owner of all OpCo membership interests so that we receive (i) an amount sufficient to allow us to fund all of our tax obligations in respect of taxable income allocated to us from OpCo and (ii) distributions to cover our operating expenses, including any obligations to make payments under the Tax Receivables Agreement. OpCo's ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which OpCo is then a party, or any applicable law, or that would have the effect of rendering OpCo insolvent or exceed the amounts that OpCo is permitted to distribute under the agreements governing our indebtedness. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially and adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such indebtedness. To the extent that we are unable to make payments under the Tax Receivables Agreement for any reason, such payments generally will be deferred and will accrue interest until paid, but nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivables Agreement and therefore accelerate payments due under the Tax Receivables Agreement. Any inability to pay tax or other liabilities or to fund our operations could have a material and adverse effect on our business, results of operations, financial condition and prospects.

Our Tax Receivables Agreement with Stagwell Media requires us to make cash payments to Stagwell Media (or its assignees) in respect of certain tax benefits to which we have become entitled, and we expect the payments we are required to make to be substantial, may be required to be made prior to the time that we recognize any associated tax benefits and may make our company a less attractive target to potential acquirers.

In connection with the closing of the Transactions, we entered into the Tax Receivables Agreement with OpCo and Stagwell Media, pursuant to which we are required to make cash payments to Stagwell Media equal to 85% of certain U.S. federal, state and local income tax or franchise tax savings, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) increases in the tax basis of OpCo's assets resulting from redemptions or exchanges by the other holders of OpCo's common units, together with a corresponding number of shares of our Class C common stock, par value $0.00001 per share (the "Class C Common Stock"), for shares of our Class A Common Stock or cash, as applicable, and (ii) certain other tax benefits related to us making payments under the Tax Receivables Agreement. As of April 4, 2025, all of OpCo's units and our Class C Common Stock formerly held by Stagwell Media have been exchanged for our Class A Common Stock. We expect the amount of cash payments that we are required to make under the Tax Receivables Agreement (or to assignees of its rights thereunder) to be significant. Any payments made to Stagwell Media under the Tax Receivables Agreement will generally reduce the amount of overall cash flow that may have otherwise been available to us.

The amount and timing of any payments under the Tax Receivables Agreement, will vary depending on a number of factors, including, but not limited to, the amount and timing of the taxable income that we generate in the future, the timing and amount of any payments we make under the Tax Receivables Agreement itself, the tax rates applicable for the year in which tax benefits arising from prior redemptions or exchanges of OpCo common units are utilized and the portion of our payments under the Tax Receivables Agreement constituting imputed interest. We expect that, as a result of the increases in the tax basis of OpCo's tangible and intangible assets attributable to the redeemed or exchanged OpCo common units, the payments that we may make to Stagwell Media could be substantial. The amounts we may be required to pay under the Tax Receivables Agreement will be calculated based on the prevailing federal tax rates applicable to us over the life of the Tax Receivables Agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on our ability to generate sufficient future taxable income to realize all of these tax savings.

Under its amended and restated operating agreement, subject to availability of funds and limitations imposed under the agreements governing our indebtedness, OpCo is generally required from time to time to make distributions in cash to us in amounts that are intended to be sufficient to cover the taxes on our allocable share of the taxable income of OpCo, without taking into account the tax savings realized by us that result in our obligations under the Tax Receivables Agreement. There is no guarantee that the amounts or timing of such distributions will be sufficient to cover payments required under the Tax Receivables Agreement, including in the event payments under the Tax Receivables Agreement are due prior to the time that we realize the associated tax benefits. In particular, the Tax Receivables Agreement provides that in the case of a change in control, a material breach of our obligations under the Tax Receivables Agreement, or if, at any time, we elect an early termination of the Tax Receivables Agreement, then the Tax Receivables Agreement will terminate and our obligations under the Tax Receivables Agreement would accelerate and become due and payable. In such a case, we would be required to make an immediate cash payment to Stagwell Media in an amount equal to the present value of all future payments (calculated using a discount rate equal to the Secured Overnight Financing Rate ("SOFR") plus 100 basis points) under the Tax Receivables Agreement, which payment would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivables Agreement.

In addition, the distributions we receive from OpCo may at times exceed our tax liabilities and our obligations to make payments under the Tax Receivables Agreement. In the event excess cash is distributed to us, our board of directors (our "Board") will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, repurchases of our Class A Stock under our stock repurchase program and the payment of other expenses. We have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders.

Risks Related to Accounting and Tax Issues

Our results of operations are subject to foreign currency exchange fluctuation risks.

Although our financial results are reported in U.S. dollars, a portion of our revenues and operating costs is denominated in currencies other than the U.S. dollar, and the functional currency of our foreign operations is generally their respective local currency. As a result, we must translate revenues and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, changes in the value of the U.S. dollar against other currencies, particularly the Canadian dollar, the British Pound and the Euro, will affect our revenues, operating income and the value of balance-sheet items, including intercompany payables and receivables, which are denominated in other currencies. These changes could cause our revenue and net income in U.S. dollars to be higher or lower than our results in local currency when compared against other periods and as a result may affect our financial results and competitive position.

In addition, certain of our expenses are incurred in currencies other than those in which we bill for the related services. An increase in the value of certain currencies, such as those listed above, could increase costs for delivery of services overseas by increasing labor and other costs that are denominated in local currency. Our contractual provisions or cost management efforts may not be able to offset their impact, and our currency hedging activities, which are designed to partially offset this impact, may not be successful. This could result in a decrease in the profitability of our contracts that are denominated in such currencies.

Our goodwill, intangible assets and right-of-use lease assets may become impaired.

We have recorded a significant amount of goodwill and intangible assets in our Audited Consolidated Financial Statements resulting from our acquisition activities, and we have in the past recorded, and may in the future record, significant charges for impairment of goodwill and intangible assets. We also have recorded a significant amount of right-of-use lease assets in our Audited Consolidated Financial Statements, and we have in the past recorded, and may in the future record charges for impairment of these assets. We test, at least annually, the carrying value of goodwill for impairment. The estimates and assumptions about future results of operations and cash flows made in connection with the impairment testing could differ from future actual results of operations and cash flows. If we conclude that any further intangible asset, goodwill and right-of-use lease asset values are impaired, whether as a result of underperformance in one or more reporting units, a potential recession or other disruption, interest rate increases or other factors, any resulting non-cash impairment charge could have a material adverse effect on our business, results of operations and financial condition.

We previously identified and remediated material weaknesses in our internal control over financial reporting and there can be no assurance that additional material weaknesses will not be identified in the future.

Management previously identified material weaknesses in our internal control over financial reporting for the fiscal year ended December 31, 2023. We remediated the material weaknesses during 2024 and concluded that our internal control over financial reporting was effective as of December 31, 2024 and December 31, 2025. However, there can be no assurance that additional material weaknesses in our internal control over financial reporting will not be identified in the future.

If we fail to maintain effective internal control over financial reporting, our ability to record, process and report financial information timely and accurately could be adversely affected, and we may fail to detect or prevent material misstatements in our annual or interim consolidated financial statements that may require prospective or retrospective changes to our financial statements. In addition, our past and any future misstatements or restatements of financial information could also expose us to increased risk of litigation or regulatory inquiries and could cause investors to lose confidence in the accuracy and completeness of our reported financial information, which could negatively affect the market price of our Class A Common Stock.

Our disclosure controls and procedures and internal controls may not prevent or detect all errors or acts of fraud.

We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. These inherent limitations include the reality that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Our judgments or estimates relating to our critical accounting policies are based on assumptions that could change or be incorrect.

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make judgments, estimates, and assumptions that affect the amounts reported in the Audited Consolidated Financial Statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A Common Stock. Significant judgments, estimates, and assumptions used in preparing our Audited Consolidated Financial Statements include, or may in the future include, those related to revenue recognition, business combinations, deferred acquisition consideration, noncontrolling and redeemable noncontrolling interests, goodwill and intangible assets, right-of-use lease assets, and income taxes.

We may be subject to adverse tax consequences.

We and OpCo are subject to tax in multiple tax jurisdictions. Significant judgment is required in determining our global provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a worldwide basis. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that jurisdictional tax authorities may take a contrary view, which may have a significant impact on our global provision for income taxes. Additionally, under OpCo's LLC Agreement, OpCo is required to make periodic distributions to us, to enable us to pay taxes allocable to our investment in OpCo. If our or OpCo's effective tax rate were to increase, such obligations to make tax distributions will correspondingly increase. See "— Risks Related to Our Capital Structure and Financing — Our Up-C structure places significant limitations on our cash flow and accordingly, we depend on distributions from OpCo to pay our taxes and expenses, including payments under the Tax Receivables Agreement."

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. If the U.S. or other foreign tax authorities change applicable tax laws, our overall taxes could increase, as well as OpCo's obligations to make tax distributions, and our business, financial condition or results of operations may be adversely impacted.

We may face material adverse tax consequences resulting from the Transactions in Canada, the United States or other jurisdictions.

In connection with the completion of the Transactions, MDC completed a redomiciliation from the federal jurisdiction of Canada to the State of Delaware (the "Redomiciliation"). We believe that the Redomiciliation qualifies as a "reorganization" under section 368(a) of the Internal Revenue Code (the "Code") and treated, for U.S. federal income tax purposes, as if MDC (i) transferred all of its assets and liabilities to a new U.S. corporation ("New MDC") in exchange for all of such new corporation's outstanding stock and (ii) then distributed the stock of New MDC that it received in the transaction to its stockholders in liquidation of MDC. Additionally, we believe the Transactions should be treated for tax purposes as a deemed transfer by New MDC of its assets to OpCo and an assumption of New MDC's liabilities by OpCo in a transaction intended to qualify as a contribution to OpCo in exchange for OpCo's common units or preferred units under section 721 of the Code, and that Stagwell Media's contribution of its businesses to OpCo is similarly subject to section 721 of the Code.

We may face material adverse U.S. tax consequences as a result of the Transactions, and the Internal Revenue Service may not agree with or may otherwise challenge our position on the tax treatment of the Transactions or of internal restructuring transactions undertaken prior to, after, or in connection with the Transactions, which could result in higher U.S. federal tax costs than we anticipate, including a reduction in the net operating loss carryforwards of certain of our subsidiaries. We have not applied for a ruling related to the Transactions and do not intend to do so. Any adverse tax consequences resulting from the Transactions or our operations as a combined company could have an adverse effect on our business, results of operations, financial condition and cash flows. Moreover, U.S. tax laws significantly limit our ability to redomicile outside of the United States.

In addition, as a result of the Redomiciliation, we incurred a significant Canadian corporate tax liability and recorded a tax receivable of $10.9 million included in Other Assets in our Audited Consolidated Financial Statements. For purposes of the Canadian Tax Act, MDC's taxation year was deemed to have ended immediately prior to it ceasing to be a resident of Canada as a result of the Redomiciliation. Immediately prior to the time of this deemed year end, MDC was deemed to have disposed of each of its properties for proceeds of disposition equal to the fair market value of such properties at that time and was deemed to have reacquired such properties for a cost amount equal to that fair market value. MDC was subject to income tax under Part I of the Canadian Tax Act on any income and net taxable capital gains which arise as a result of this deemed disposition (after the utilization of any available capital losses or non-capital losses) and was also subject to "emigration tax" under Part XIV of the Canadian Tax Act on the amount by which the fair market value, immediately before MDC's deemed year end, of all of its properties exceeded the total of certain of its liabilities and the paid-up capital, determined for purposes of that emigration tax, of all the issued and outstanding shares of MDC immediately before such deemed year end.

The quantum of Canadian federal income tax payable by MDC as a result of the Redomiciliation depends upon a number of considerations including the fair market value of its properties, the amount of its liabilities, the Canada-U.S. dollar exchange rate, MDC's stockholder composition, as well as certain Canadian tax attributes, accounts and balances of the Company, each as of the effective time of the Redomiciliation. We have not applied to the Canadian federal tax authorities for a tax ruling relating to the Redomiciliation and do not intend to do so, and the Canadian federal tax authorities may not agree with or may otherwise challenge our position on the tax treatment of the Redomiciliation, which could result in higher Canadian corporate tax liabilities than we anticipate. Any such adverse tax consequences could adversely affect our business, results of operation, financial condition and cash flows.

Risks Related to Ownership of Our Class A Common Stock and Our Status as a Public Company

Our stock price may be volatile.

The trading price of our Class A Common Stock has fluctuated and may in the future fluctuate substantially and may be lower than its current price. For example, since August 2, 2021 (the closing date of the Transactions), the trading price of our Class A Common Stock on the Nasdaq Global Select Market has ranged from a low of $3.83 per share to a high of $11.04 per share. The trading price of our securities depends on many factors, including those described elsewhere in this "Risk Factors" section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our securities since you might be unable to sell them at or above the price you paid for them.

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price for our Class A Common Stock may decline.

We have in the past provided, and may from time to time provide, guidance regarding our future performance that represents our management's estimates as of the date such guidance is provided. Any such guidance is based upon a number of assumptions with respect to future business decisions (some of which may change) and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies (many of which are beyond our control). Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions that inform such guidance will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date such guidance is provided. Actual results have in the past varied, and may in the future vary from such guidance, and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data is forecast. In light of the foregoing, investors should not place undue reliance on our financial guidance and should carefully consider any guidance we may publish in context. In addition, in recent periods our operating or financial results have not met our guidance, or we have reduced

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our guidance. If in the future our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Class A Common Stock may decline significantly. In addition, even though we have issued public guidance in the past, we are not obligated to and may determine not to continue to do so in the future.

A significant portion of our Class A Common Stock is held by our affiliates and these shares of Class A Common Stock may be sold into the market in the future, or should allow the affiliates to control decisions requiring stockholder approval, either of which could negatively affect our stock price.

As of December 31, 2025, affiliates of the Company beneficially owned approximately 64% of our outstanding shares of Class A Common Stock. Although the shares are subject to securities law restrictions on sales by affiliates, we and certain of the affiliates are party to a registration rights agreement and a securities purchase agreement pursuant to which, among other things and subject to certain restrictions, we are required to file (and have filed) with the SEC a registration statement registering for resale the shares of our Class A Common Stock that are held by, such affiliates, and to conduct certain underwritten offerings upon the request of holders of registrable securities, including direct and indirect transferees of such affiliates.

As such, sales of a substantial number of shares of Class A Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Class A Common Stock.

In addition, this concentration of ownership and voting power could allow the affiliates to control our decisions, including matters requiring approval by our stockholders (such as, subject to certain limitations, the election of directors and the approval of mergers or other extraordinary transactions), regardless of whether or not other stockholders believe that the transaction is in their own best interests. Such concentration of voting power could also have the effect of delaying, deterring or precluding a change of control or other business combination that might otherwise be beneficial to our stockholders, could deprive our stockholders of an opportunity to receive a premium for their Class A Common Stock as part of a sale of our company and might ultimately affect the market price of our Class A Common Stock.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risks from Cybersecurity Threats

Cybersecurity threats and attacks are becoming more sophisticated and pose a risk to our systems and information. While, to date, we have not been subject to cybersecurity incidents that, individually or in the aggregate, have been material to our operations or financial condition, there can be no guarantee that we will not experience such an incident in the future. For more information regarding the cybersecurity-related risks we face, see "Risk Factors — Risks Related to Data Privacy and Cybersecurity."

Cybersecurity Risk Management and Strategy

Our approach to risk management is designed to identify, assess, prioritize and manage major risk exposures, including material risks from cybersecurity threats, which could affect our ability to execute our corporate strategy and fulfill our business objectives. We have implemented and incorporated into our operations, cybersecurity risk management processes and technologies to protect the integrity, availability and confidentiality of our critical systems and information.

Key aspects of our cybersecurity risk management program include:

- Risk assessments designed to identify risks to our systems and information;

- An internal security team principally responsible for managing our cybersecurity risk assessment processes, response to cybersecurity events, and information technology security controls;

- Engaging third-party service providers to assist with network, endpoint and cloud system monitoring;

- Monitoring emerging data protection laws and implementing responsive changes to our processes;

- Annual cybersecurity awareness training for employees and enhanced cybersecurity management and incident response training for employees involved in systems or processes that handle sensitive data;

- Regular audits and tests of our information systems (including review and assessment by independent third-party advisors, who help identify areas for continued focus and improvement);

- Regular phishing email simulations for employees and contractors with access to our email systems;

- A third-party risk management process for service providers, suppliers and vendors, including those with access to our customer data, employee data, or our systems; and

- A cybersecurity incident response plan that includes detailed procedures for responding to cybersecurity incidents, including processes to triage, assess severity, escalate, contain, investigate and remediate cybersecurity incidents, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage.

In addition, we maintain insurance to protect against potential losses arising from cybersecurity incidents.

Cybersecurity Governance and Oversight

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to its Audit Committee oversight of our cybersecurity risk management program. The Audit Committee receives quarterly reports from management on cybersecurity risks, risk assessment and risk management, and discusses those matters with management. In addition, management updates the Audit Committee on cybersecurity incidents, if any. The Audit Committee also receives and discusses quarterly reports from management on the effectiveness of our information technology security controls.

Our information security team, including our Chief Technology Officer and our Senior Vice President Information Security, is responsible for day-to-day identification, assessment and management of the cybersecurity risks we face. The information security team also has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. The leaders of our information security team have over 40 years of combined experience in managing information security, developing cybersecurity strategy and implementing cybersecurity programs. The Chief Technology Officer is informed of and monitors the prevention, detection, mitigation and remediation of cybersecurity incidents through management of the cybersecurity risk management program described above, including our cybersecurity incident response plan. Our incident response plan is also designed, depending on the circumstances, to escalate cybersecurity incidents to other members of management, report cybersecurity incidents to the Audit Committee.

Item 2.   Properties

See Note 10 of the Notes included in this Form 10-K for a discussion of the Company's lease commitments.

The Company maintains office space in North America, Europe, Asia, South America, the Middle East, Africa, and Australia. These spaces are primarily used for office and administrative purposes by the Company's employees in performing professional services. These office spaces are in suitable and well-maintained condition for Stagwell's current operations. Certain of these leases are subject to rent reviews or contain escalation clauses and certain of our leases require our payment of various operating expenses, which may also be subject to escalation. In addition, leases related to the Company's non-U.S. businesses are denominated in currencies other than U.S. dollars and are therefore subject to changes in foreign exchange rates.

The table below provides a brief description of all locations in which office spaces are maintained and the related reportable segments.

Reportable Segment	Office Locations
Marketing Services	Argentina, Australia, Canada, China, France, Germany, Ireland, Netherlands, Singapore, Sweden, United Kingdom, and United States
Digital Transformation	Argentina, Philippines, United Arab Emirates, and United States
Media & Commerce	Brazil, Canada, China, Egypt, France, Germany, Hong Kong, India, Italy, Japan, Malaysia, Mexico, Netherlands, Poland, Saudi Arabia, Singapore, South Korea, Spain, Taiwan, Thailand, Ukraine, United Arab Emirates, United States, and Vietnam
Communications	Bahrain, Brazil, Canada, China, Germany, Japan, Saudi Arabia, Singapore, Thailand, United Arab Emirates, United Kingdom, and United States
The Marketing Cloud	China, Germany, Israel, Switzerland, and United States
Corporate	Canada, Singapore, United Kingdom, and United States

Item 3.   Legal Proceedings

In the ordinary course of business, we are involved in various legal proceedings. We do not currently expect that these proceedings will have a material adverse effect on our results of operations, cash flows or financial position.

Item 4.   *Mine Safety Disclosures*

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders

Our Class A Common Stock is traded on the Nasdaq Global Select Market, under the symbol "STGW." As of March 5, 2026, the approximate number of holders of record of our Class A Common Stock was 2,150.

Dividends

We have never declared nor paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that the Board may deem relevant.

Unregistered Sales of Equity Securities

In the three months ended December 31, 2025, the Company issued 3,209,970 shares of Class A Common Stock as payments in lieu of cash for the Company's obligation to make deferred payments as part of the purchase price for a prior acquisition in transactions exempt from registration under Section 4(a)(2) of the Securities Act. The Company received no cash proceeds, and no commissions were paid to any person in connection with the sale of these shares.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

On March 4, 2026, the Board of Directors authorized an extension and a $350.0 million increase in the size of our previously approved stock repurchase program (the "Repurchase Program"). Under the Repurchase Program, as amended, we may repurchase up to an aggregate of $725.0 million of shares of our outstanding Class A Common Stock, with any previous purchases under the Repurchase Program continuing to count against that limit. The Repurchase Program will expire on March 4, 2029.

Under the Repurchase Program, share repurchases may be made at our discretion from time to time in open market transactions at prevailing market prices (including through trading plans that may be adopted in accordance with Rule 10b5-1 of the Exchange Act), in privately negotiated transactions, or through other means. The timing and number of shares repurchased under the Repurchase Program will depend on a variety of factors, including the performance of our stock price, general market and economic conditions, regulatory requirements, the availability of funds, and other considerations we deem relevant. The Repurchase Program may be suspended, modified or discontinued at any time without prior notice. The Board will review the Repurchase Program periodically and may authorize adjustments of its terms. Pursuant to its Credit Agreement (as defined and discussed in Note 11 of the Notes included herein) and the indenture governing the 5.625% senior notes due 2029 (the "5.625% Notes"), the Company is currently limited as to the dollar value of shares it may repurchase in the open market.

The following table details our monthly shares repurchased during the fourth quarter of 2025 and the approximate dollar value of shares that may yet be purchased pursuant to the Repurchase Program:

Period	Total Number of Shares Purchased[1]	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Program[2]	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Program[2][3]
10/1/2025 – 10/31/2025	2,741,865	$5.13	2,700,455	$65,674,197
11/1/2025 – 11/30/2025	2,400,333	5.03	2,376,772	53,666,662
12/1/2025 – 12/31/2025	469,498	5.47	469,498	51,089,668
Total	**5,611,696**	**$5.11**	**5,546,725**	**$51,089,668**

(1) Includes information for all shares repurchased by the Company, including shares repurchased as part of the Company's publicly announced Repurchase Program, and 64,971 shares to settle employee tax withholding obligations related to the vesting of restricted stock awards and restricted stock units.

(2) Only includes information for shares repurchased as part of the Company's publicly announced Repurchase Program.

(3) Does not include $350.0 million increase authorized on March 4, 2026.

Stock Performance Graph
(Not included in Annual Report on Form 10-K as filed on March 13, 2026)

The information contained in this Stock Performance Graph section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that Stagwell specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph shows a five-year comparison of the cumulative total stockholder return on the Company's Class A Common Stock with the cumulative total returns of the Russell Midcap Index and the Vanguard Communications Services Index. The graph tracks the performance of a $100 investment in the Company's common stock and in each of the indexes (with the reinvestment of all dividends) on the date specified. Stockholder returns over the indicated period are based on historical data and should not be considered indicative of future stockholder returns.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURNS
Among Stagwell Inc., the Russell Mid-Cap Index, and the
Vanguard Communications Services Index



Cumulative Total Returns Since 12/31/2020

Year Ended	2020	2021	2022	2023	2024	2025
Stagwell Inc. Class A (STGW-US)	$100.00	$345.42	$247.41	$264.14	$262.15	$194.82
iShares Russell Mid-Cap Value ETF (IWS-US)	$100.00	$126.22	$108.64	$119.94	$133.40	$145.47
Vanguard Communication Services ETF (VOX-US)	$100.00	$112.78	$ 68.43	$ 97.94	$128.92	$161.09

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis are based on and should be read in conjunction with our Audited Consolidated Financial Statements and the notes thereto included elsewhere in this Form 10-K. The following discussion and analysis contain forward-looking statements and should be read in conjunction with the disclosures and information contained and referenced under the captions "Forward-Looking Statements" and "Risk Factors" in this Form 10-K. The following discussion and analysis also include a discussion of certain non-GAAP financial measures. A description of the non-GAAP financial measures discussed in this section and reconciliations to the comparable GAAP measures are below.

In this section, the terms "Stagwell," "we," "us," "our" and the "Company" refer to Stagwell Inc. and its direct and indirect subsidiaries. References to a "fiscal year" mean the Company's year commencing on January 1 of that year and ending December 31 of that year (e.g., fiscal 2025 means the period beginning January 1, 2025, and ending December 31, 2025).

Executive Summary

Overview

Stagwell conducts its business through its segments, which provide marketing and business solutions that realize the potential of combining data and creativity. Stagwell's strategy is to build, grow, and acquire market-leading businesses that deliver the modern suite of services that marketers need to thrive in a rapidly evolving business environment. We believe Stagwell's differentiation lies in its digital-first and technology-based roots and proven entrepreneurial leaders, which together with innovations in technology and data, bring transformational marketing, activation, communications and strategic consulting services to clients. Stagwell leverages its range of services in an integrated manner, offering strategic, creative and innovative solutions that are technologically forward and media-agnostic. The Company's strategy is intended to challenge the industry status quo, realize returns on investment, and drive transformative growth and business performance for its clients and stakeholders.

Stagwell manages its business by monitoring several financial and non-financial performance indicators. The key indicators that we focus on are revenue, operating expenses, staff cost ratio, capital expenditures, net income (loss), net income (loss) attributable to Stagwell Inc. common shareholders, net income (loss) per share and the non-GAAP financial measures including Adjusted EBITDA, Free cash flow and Adjusted EPS, described below. Revenue growth is analyzed by reviewing a mix of measurements, including (i) growth by major geographic location, (ii) growth from existing clients and the addition of new clients, (iii) growth by principal capability, (iv) growth from currency changes, and (v) growth from acquisitions. In addition to monitoring the foregoing financial indicators, the Company assesses and monitors several non-financial performance indicators relating to the business performance of our networks. These indicators may include a network's recent new client win/loss record; the depth and scope of a pipeline of potential new client account activity; the overall quality of the services provided to clients; and the relative strength of the network's next generation team that is in place as part of a potential succession plan to succeed the current senior executive team.

Recent Developments

On January 30, 2026, the Company acquired Wavelength, a digital advocacy and communications company, for an estimated purchase price of $10.2 million, of which approximately $4.6 million was paid in cash and approximately $5.6 million was paid in 863,624 shares of the Company's Class A Common Stock subject to post-closing adjustments. In connection with the acquisition, the sellers are eligible to earn contingent consideration up to a maximum value of $24.8 million, subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock, at the Company's discretion.

On March 4, 2026, the Board authorized an extension and a $350.0 million increase in the size of our previously approved stock repurchase program (the "Repurchase Program"). Under the Repurchase Program,

as amended, we may repurchase up to an aggregate of $725.0 million of shares of our outstanding Class A Common Stock, with any previous purchases under the Repurchase Program continuing to count against that limit. The Repurchase Program will expire on March 4, 2029.

On March 11, 2026, pursuant to a resolution approved by the Board, the Company repurchased 6,198,425 shares of Class A Common Stock at a price of $6.1677 per share, for a total of $38.2 million. The shares were purchased from executive officers and other employees to satisfy their tax obligations resulting from the Class C Exchange as described in Note 12 included in Item 8 of this Form 10-K.

Significant Factors Affecting our Business and Results of Operations

The most significant factors affecting our business and results of operations include national, regional, and local economic conditions, our clients' profitability, mergers and acquisitions of our clients, changes in top management of our clients and our ability to retain and attract key employees. New business wins and client losses occur due to a variety of factors. We believe the two most significant factors are (i) our clients' desire to change marketing communication firms, and (ii) the digital and data-driven products that our portfolio of marketing services firms, which we refer to as "Brands," offer. A client may choose to change marketing communication firms for several reasons, such as a change in leadership where new management wants to retain a Brand that it may have previously worked with. In addition, if the client is merged or acquired by another company, the marketing communication firm is often changed. Clients also change firms as a result of the firm's failure to meet marketing performance targets or other expectations in client service delivery.

Seasonality

Historically, we typically generate the highest quarterly revenue during the fourth quarter of each year. The highest volumes of retail related consumer marketing increase with the back-to-school season through the end of the holiday season. In addition, within our Communications segment, client concentration increases during election years due to the cyclical nature of our advocacy Brands.

Non-GAAP Financial Measures

The Company reports its financial results in accordance with GAAP. In addition, the Company has included non-GAAP financial measures and ratios, which management uses to operate the business, which it believes provide useful supplemental information to both management and readers of this report in making period-to-period comparisons in measuring the financial performance and financial condition of the Company. These measures do not have a standardized meaning prescribed by GAAP and should not be construed as an alternative to other titled measures determined in accordance with GAAP. The non-GAAP financial measures included are "net revenue," "organic net revenue growth (decline)," "Adjusted EBITDA," and "Adjusted Diluted EPS."

"Net revenue" refers to revenue excluding billable costs. The Company believes billable costs and their fluctuations are not indicative of the operating performance of its underlying business.

"Organic net revenue growth (decline)" reflects the year-over-year change in the Company's reported net revenue attributable to the Company's management of the entities it owns. We calculate organic net revenue growth (decline) by subtracting the net impact of acquisitions (divestitures) and the impact of foreign currency exchange fluctuations from the aggregate year-over-year increase or decrease in the Company's reported net revenue.

The net impact of acquisitions (divestitures) reflects the year-over-year change in the Company's reported net revenue attributable to the impact of all individual entities that were acquired or divested in the current and prior year. Beginning with the quarter ended September 30, 2025, we calculate the impact of an acquisition as follows: (a) for an entity acquired during the current year, we present the entity's current period reported revenue as the impact of the acquisition in the current year; and (b) for an entity acquired in the prior year, we present an amount equal to the entity's current year net revenue for the same period during which we didn't own the entity in the prior year as the impact of the acquisition in the current year. Previously, we calculated the impact of an acquisition as follows: (a) for an entity acquired during the current year, we presented the entity's prior year net revenue for the same period during which we owned it in the current year as impact of the acquisition in the current year; and (b) for an entity acquired in the prior year, we presented the entity's prior year net revenue for the period during which we did not own the entity in the prior year as impact of the acquisition in the current year. We believe that this change in the method of calculating the impact of an acquisition results in a measurement of organic net revenue growth (decline) that better reflects the effect of our management of an acquired entity by including the revenue of the acquired entity in such measurement after we have owned it for 12 months. We calculate impact of a divestiture as follows: (a) for a divestiture in the current year, we present the entity's prior year net revenue for the same period during which we no longer owned it in the current year as impact of the divestiture in the current year; and (b) for a divestiture in the prior year, we present the entity's prior year net revenue for the period during which we owned it in the prior year as impact of the divestiture in the current year. We calculate the impact of any acquisition or divestiture without adjusting for foreign currency exchange fluctuations.

The impact of foreign currency exchange fluctuations reflects the year-over-year change in the Company's reported net revenue attributable to changes in foreign currency exchange rates. We calculate the impact of foreign currency exchange fluctuations for the portion of the reporting period in which we recognized revenue from a foreign entity in both the current year and the prior year. The impact is calculated as the difference between (1) reported prior period net revenue (converted to U.S. dollars at historical foreign currency exchange rates) and (2) prior period net revenue converted to U.S. dollars at current period foreign exchange rates.

"Adjusted EBITDA" is defined as Net income (loss) attributable to Stagwell Inc. common shareholders excluding non-operating income or expense to achieve Operating income (loss), plus depreciation and amortization, stock-based compensation, deferred acquisition consideration adjustments, impairment and other losses, and other items. Other items primarily includes restructuring, certain system implementation, working capital administrative fees and acquisition-related expenses. Adjusted EBITDA for our reportable segments is reconciled to Operating income (loss), as Net income (loss) is not a relevant reportable segment financial metric.

"Adjusted Diluted EPS" is defined as (i) Net income (loss) attributable to Stagwell Inc. common shareholders, plus net income (loss) attributable to Class C shareholders, excluding the impact of amortization expense, impairment and other losses, stock-based compensation, deferred acquisition consideration adjustments, discrete tax items, and other items (as defined above), based on total consolidated amounts, then allocated to Stagwell Inc. common shareholders and Class C shareholders, based on their respective income allocation percentage using a normalized effective income tax rate divided by (ii) the diluted weighted average shares outstanding. The diluted weighted average shares outstanding is calculated as (a) the diluted weighted average number of common shares outstanding plus (b) the shares of Class C common stock, par value $0.00001 per share (the "Class C Common Stock") as if converted to shares of Class A Common Stock if not included because they were anti-dilutive.

All amounts are in U.S. dollars unless otherwise stated. Amounts reported in millions herein are computed based on the amounts in thousands. As a result, the sum of the components, and related calculations, reported in millions may not equal the total amounts due to rounding.

The percentage changes included in the tables in Item 7 herein that are not considered meaningful are presented as "NM."

Segments

The Company's Chief Operating Decision Maker ("CODM") uses Adjusted EBITDA as a key metric to evaluate the operating and financial performance of a segment, identify trends affecting the segments, develop projections and make strategic business decisions.

On September 30, 2025, the Company reorganized its organizational structure to better reflect how the Company manages its business and goes to market, to simplify reporting and to provide clearer visibility into performance trends across its service offerings. The reorganization also seeks to enhance consistency in the Company's portfolio of services and improve the transparency and comparability of financial information provided to investors.

As a result of the reorganization, the Company now has five operating and reportable segments: "Marketing Services," "Digital Transformation," "Media & Commerce," "Communications," and "The Marketing Cloud." Prior years presented have been recast to reflect the reclassification of Brands within the reportable segments. Based on the segment analysis, management concluded that the operating segments do not exhibit similar economic characteristics or share other aggregation criteria. As a result, none of our operating segments are aggregated for reporting purposes. Further, as a result of the reorganization, certain reporting units have been redefined, and the composition of others has changed. The new structure fairly reflects the allocation of the Company's resources, thereby improving comparability for investors and supporting the Company's long-term strategic objectives. The composition of these segments is as follows:

- The **Marketing Services** segment delivers a broad range of services across four closely related client needs: creative, research, experiential, and social media solutions designed to build and elevate brands. Capabilities include developing breakthrough brand campaigns, providing consumer insights through advanced research methodologies, creating immersive experiential marketing programs and social engagement strategies that connect brands with audiences across digital platforms. By combining creative excellence, data-driven insights, and innovative experiences, Marketing Services empowers organizations to differentiate themselves in the marketplace, drive audience engagement, and achieve measurable business results. These services employ a wide variety of AI-powered services in the delivery, such as AI-powered creative production and data analysis. Brands in this segment include, but are not limited to, creative agencies 72 and Sunny and Anomaly, research agencies NRG and Harris Insights, experiential agency TEAM, and social agency Movers & Shakers.

- The **Digital Transformation** segment designs, implements and activates modern digital ecosystems that enable brand and customer experiences through the integration of strategy, design, and technology. This segment helps clients modernize their digital infrastructure, enhance customer engagement, and accelerate enterprise transformation. Its capabilities span the delivery of digital products and experiences that connect brand storytelling with technology, including website and content development, digital campaigns, product and platform design, AI-native strategies and integration, and implementation of marketing technology ("MarTech") products and solutions for customers. It also provides managed services, staff augmentation, and engineering expertise across various delivery models, offering system integration, full-stack development, and ongoing platform management. Additionally, Digital Transformation connects digital ecosystems to physical experiences through innovative, technology-driven customer engagements, such as business-to-business ("B2B") platforms and multimodal activations that blend physical and digital environments using augmented reality ("AR"), virtual reality ("VR"), and emerging technologies. Together, these capabilities empower organizations to transform their digital presence and drive sustained business growth. Brands in this segment include, but are not limited to, strategy and design agencies Code and Theory and Instrument, development and implementation agency TrueLogic, and digital activation agency Left Field Labs.

- The **Media & Commerce** segment delivers integrated AI-based data solutions that drive audience engagement and business growth through media buying, owned media platforms, commerce enablement, and Customer Relationship Management ("CRM") strategies. Its capabilities include planning and executing media campaigns across global platforms, leveraging data-driven approaches to optimize reach and effectiveness across first-party data, second-party data, and third-party data, and providing commerce and CRM tools that connect brands with consumers throughout the purchase journey. The segment also offers specialized media platforms and translation services to support targeted communication and market expansion. By combining expertise in media strategy, commerce activation, and audience analytics, Media & Commerce empowers organizations to maximize their marketing investments and achieve measurably efficient commercial outcomes. Brands in this segment include, but are not limited to, media buying, owned media platforms Reach TV, and strategy agency Assembly Global, commerce and CRM agency Gale.

- The **Communications** segment provides a leading edge set of solutions designed to help organizations build, protect, and enhance their reputation across diverse audiences and channels. Its capabilities include strategic communications, public relations, and advocacy services that leverage AI and data-driven insights to craft compelling narratives and influence public perception. The segment also offers expertise in targeted communications, crisis management, and stakeholder engagement, ensuring clients can respond effectively to emerging issues and opportunities. Advocacy services encompass

41

strategic political campaign management, grassroots mobilization, and fundraising expertise that reach across the political spectrum. By combining deep industry knowledge with innovative digital approaches to media and advocacy, Communications empowers organizations to connect with key audiences, shape conversations, and achieve their strategic objectives. Brands in this segment include, but are not limited to, strategic communications agencies Allison and Consulum, and advocacy services agencies SKDK and Targeted Victory.

- **The Marketing Cloud** segment delivers a comprehensive suite of technology solutions for in-house marketers, combining SaaS and DaaS offerings. Its key products cover a range of areas. Advanced research tools that enable real-time customer insights through syndicated and Do It Yourself ("DIY") generative AI-drafted surveys, AI-driven text analysis, and predictive analytics. Communications technology that aggregates data from millions of sources, including news, social media, print, and TV/radio broadcasts, on a daily basis to monitor, analyze, and respond to market trends. Media studio products that leverage first-party, third-party, and proprietary data to provide actionable audience insights and attribution analytics and advanced media platforms that encompass audience engagement solutions such as AR, quick response ("QR") codes, and loyalty programs, all designed to collect consumer data and generate actionable insights. Together, these capabilities empower marketers to understand, engage, and influence their audiences with precision and agility. Brands in this segment include, but are not limited to, QUEST, Unicepta and Smart Assets.

"Corporate, eliminations and other" consists of revenue generated by the Other business components, strategic investments in new technologies, elimination of certain intercompany revenue and expenses, and corporate office expenses incurred in connection with the strategic resources provided to the operating segments, as well as certain other centrally managed expenses that are not fully allocated to the operating segments. These corporate office and general expenses include (i) salaries and related expenses for corporate office employees, including employees dedicated to supporting the operating segments, (ii) occupancy expenses relating to properties occupied by all corporate office employees, (iii) other office and general expenses including professional fees for the financial statement audits and other public company costs, and (iv) certain other professional fees managed by the corporate office.

The following discussion focuses on the operating performance of the Company for the years ended December 31, 2025 and 2024 and the financial condition of the Company as of December 31, 2025.

Results of Operations and Reconciliation of Net Income to Adjusted EBITDA:

	Year Ended December 31,	
	2025	**2024**
	(dollars in thousands)	
Revenue:		
Marketing Services	$1,134,821	$1,077,607
Digital Transformation	393,499	335,656
Media & Commerce	690,675	695,402
Communications	592,577	703,065
The Marketing Cloud	106,537	32,265
Corporate, eliminations and other	(9,109)	(2,779)
Total revenue	$2,909,000	$2,841,216
Operating income	$ 159,001	$ 133,068
Other income (expenses):		
Interest expense, net	$ (96,438)	$ (92,317)
Foreign exchange, net	(1,640)	(1,656)
Loss on sale of business	(2,245)	—
Bargain purchase gain	9,937	—
Other, net	171	(1,372)
Income before income taxes and equity in earnings of non-consolidated affiliates	68,786	37,723
Income tax expense	38,271	13,182
Income before equity in earnings of non-consolidated affiliates	30,515	24,541
Equity in income of non-consolidated affiliates	111	503
Net income	30,626	25,044
Net income attributable to noncontrolling and redeemable noncontrolling interests	(1,525)	(22,785)
Net income attributable to Stagwell Inc. common shareholders	$ 29,101	$ 2,259
Reconciliation to Adjusted EBITDA:		
Net income attributable to Stagwell Inc. common shareholders	$ 29,101	$ 2,259
Non-operating items[1]	129,900	130,809
Operating income	159,001	133,068
Depreciation and amortization	171,249	151,652
Impairment and other losses	466	1,715
Stock-based compensation	54,095	52,161
Deferred acquisition consideration	(7,467)	22,995
Other items, net	44,509	55,857
Adjusted EBITDA	$ 421,853	$ 417,448

---

(1) Non-operating items includes items within the Statements of Operations, below Operating income, and above Net income attributable to Stagwell Inc. common shareholders.

YEAR ENDED DECEMBER 31, 2025 COMPARED TO YEAR ENDED DECEMBER 31, 2024

Consolidated Results of Operations

The components of operating results for the year ended December 31, 2025 compared to the year ended December 31, 2024 were as follows:

	Year Ended December 31,			
	2025	**2024**	**Change**	
	(dollars in thousands)			
			$	**%**
Revenue	$2,909,000	$2,841,216	$67,784	2.4%
Operating expenses				
Cost of services	1,845,958	1,842,978	2,980	0.2%
Office and general expenses	732,326	711,803	20,523	2.9%
Depreciation and amortization	171,249	151,652	19,597	12.9%
Impairment and other losses	466	1,715	(1,249)	(72.8)%
	$2,749,999	$2,708,148	$41,851	1.5%
Operating income	$ 159,001	$ 133,068	$25,933	19.5%

	Year Ended December 31,			
	2025	**2024**	**Change**	
	(dollars in thousands)			
			$	**%**
Net revenue	$2,427,671	$2,296,662	$131,009	5.7%
Billable costs	481,329	544,554	(63,225)	(11.6)%
Revenue	2,909,000	2,841,216	67,784	2.4%
Billable costs	481,329	544,554	(63,225)	(11.6)%
Staff costs	1,526,896	1,449,706	77,190	5.3%
Administrative costs	302,463	275,046	27,417	10.0%
Unbillable and other costs, net	176,459	154,462	21,997	14.2%
Adjusted EBITDA	421,853	417,448	4,405	1.1%
Stock-based compensation	54,095	52,161	1,934	3.7%
Depreciation and amortization	171,249	151,652	19,597	12.9%
Deferred acquisition consideration	(7,467)	22,995	(30,462)	NM
Impairment and other losses	466	1,715	(1,249)	(72.8)%
Other items, net	44,509	55,857	(11,348)	(20.3)%
Operating income[1]	$ 159,001	$ 133,068	$ 25,933	19.5%

---

(1) See the Results of Operations section above for a reconciliation of Operating income to Net income attributable to Stagwell Inc. common shareholders.

Revenue

Revenue for the year ended December 31, 2025 was $2,909.0 million, compared to $2,841.2 million for the year ended December 31, 2024, an increase of $67.8 million.

Net Revenue

The components of the fluctuations in Net revenue for the year ended December 31, 2025 compared to the year ended December 31, 2024 were as follows:

	Year Ended December 31, 2024	Net Revenue — Components of Change				Year Ended December 31, 2025	Change	
		Foreign Currency	Net Acquisitions (Divestitures)	Organic	Total Change		Organic	Total
				(dollars in thousands)				
Marketing Services	$ 905,117	$3,491	$ 9,788	$ 41,280	$ 54,559	$ 959,676	4.6%	6.0%
Digital Transformation	324,183	(405)	13,615	29,779	42,989	367,172	9.2%	13.3%
Media & Commerce	601,503	3,396	5,829	(708)	8,517	610,020	(0.1)%	1.4%
Communications	435,626	547	29,002	(71,744)	(42,195)	393,431	(16.5)%	(9.7)%
The Marketing Cloud	32,265	941	62,229	11,051	74,221	106,486	34.3%	230.0%
Corporate, eliminations and other	(2,032)	—	—	(7,082)	(7,082)	(9,114)	NM	NM
	$2,296,662	$7,970	$120,463	$ 2,576	$131,009	$2,427,671	0.1%	5.7%
Component % change		0.3%	5.2%	0.1%	5.7%			

For the year ended December 31, 2025, organic net revenue increased by $2.6 million, or 0.1%. The increase was driven by growth in the Marketing Services and Digital Transformation segments, reflecting new client wins, expanded scope with existing clients, and increased demand for AI enabled offerings across the retail, financial, technology, and communications sectors. Growth was further supported by higher integrated media, technology, and data offerings within the Media Buying service line in Media & Commerce and increased platform utilization and subscription-based services within The Marketing Cloud.

These increases were partially offset by a decrease in the Communications segment, primarily reflecting lower Advocacy revenue due to political seasonality following the 2024 presidential election cycle, as well as more measured client spending and timing of project activity. Organic net revenue in Media & Commerce was relatively flat, as growth in the Media Buying service line was offset by lower revenue in the Commerce & CRM service line during a period of leadership transition and organizational realignment.

The increase in net acquisitions (divestitures) was impacted by the acquisitions of Jetfuel, Create, ADK, Consulum (Cayman) Limited ("Consulum"), L.D.R.S. Group Ltd. ("Leaders"), and Unicepta, which expanded the Company's capabilities in experiential marketing, digital communications, integrated marketing in APAC, government advisory services in MENA, influencer marketing and social commerce, and media monitoring and analytics.

The geographic mix in Net revenue for the years ended December 31, 2025 and 2024 was as follows:

	Year Ended December 31,	
	2025	2024
	(dollars in thousands)	
United States	$1,874,216	$1,844,887
United Kingdom	159,076	158,391
Other	394,379	293,384
Total	$2,427,671	$2,296,662

Expenses

Cost of services increased by $3.0 million. Excluding the decline in Billable costs of $63.2 million and the addition of expenses from acquired entities of $62.2 million, Cost of services increased $4.0 million.

Office and general expenses increased by $20.5 million. Excluding the addition of expenses of acquired entities of $12.0 million, Office and general expenses increased $10.2 million, primarily attributable to higher software license fees due to investments in automation and AI intended to improve workflow efficiency and support future margin expansion and higher staff costs to support the growth in the business. This was partially offset by a decrease in Deferred acquisition consideration expense as explained below and a decrease in occupancy costs reflecting the Company's real estate consolidation efforts including a lease termination during the first quarter of 2025 that resulted in a gain on termination of $3.5 million and the expiration of office leases in 2024.

Stock-based compensation increased by $1.9 million, primarily due to a greater proportion of the annual incentive compensation being allocated to stock-based awards compared to last year and a reversal of expense in the second quarter of 2024 associated with stock-based performance awards for which the performance targets were not met.

Deferred acquisition consideration decreased by $30.5 million, primarily attributable to a reduction in the fair value of the deferred acquisition consideration liability associated with certain Brands driven by performance timing, partially offset by the strong performance in certain Brands, causing an increase in the fair value of the deferred acquisition consideration liability of those Brands.

Depreciation and amortization increased by $19.6 million, primarily attributable to higher amortization related to increased investments in AI and automation to expand our offerings and services, improve workflow efficiency, and support future margin expansion of $15.4 million, and the amortization of intangible assets resulting from the acquisition of businesses of $8.4 million.

Operating Income

Operating income for the year ended December 31, 2025, was $159.0 million, compared to $133.1 million for the year ended December 31, 2024, representing an increase of $25.9 million. The increase in Operating income was primarily attributable to an increase in Net revenue partially offset by an increase in expenses, as discussed above. Operating margin for the year ended December 31, 2025 was 5.5%, compared to 4.7% for the year ended December 31, 2024, representing an increase of 0.8%, reflecting improved operational efficiency.

Interest Expense, Net

Interest expense, net for the year ended December 31, 2025 was $96.4 million, compared to $92.3 million for the year ended December 31, 2024, an increase of $4.1 million. This increase was primarily attributable to higher levels of debt outstanding under the Credit Agreement (as defined and discussed in Note 11 of the Notes to the Audited Consolidated Financial Statements included herein) used to support the growth in working capital attributable to the growth of Net revenue of the business, partially offset by a lower average interest rate.

Foreign Exchange, Net

The foreign exchange loss for the year ended December 31, 2025, was $1.6 million, compared to a loss of $1.7 million for the year ended December 31, 2024, nearly flat despite increased volatility in the primary currencies in which we operate.

Loss on Sale of Business

Loss on sale of business for the year ended December 31, 2025 was $2.2 million due to the sale of a Brand that was non-core to our prospective business operations in the Marketing Services segment.

Bargain Purchase Gain

Bargain purchase gain for the year ended December 31, 2025 was $9.9 million due to the acquisition of ADK to assist in expending our global footprint in APAC in the Media & Commerce segment. The Bargain purchase gain resulted primarily from acquiring ADK at a purchase price below the fair value of the identifiable assets acquired due to the sellers' decision to expedite its exit from the market.

Income Tax Expense

The Company had an Income tax expense for the year ended December 31, 2025 of $38.3 million (on a pre-tax income of $68.8 million resulting in an effective tax rate of 55.6%) compared to Income tax expense of $13.2 million (on pre-tax income of $37.7 million resulting in an effective tax rate of 34.9%) for the year ended December 31, 2024.

The difference in the effective tax rate of 55.6% in the year ended December 31, 2025, as compared to 34.9% in the year ended December 31, 2024, was primarily due to a decrease in benefits from expired foreign tax credits, an increase in valuation allowance, and a decrease in the benefit of the disregarded entity structure due to the full exchange in April 2025.

Noncontrolling and Redeemable Noncontrolling Interests

The effect of Noncontrolling and redeemable noncontrolling interests for the year ended December 31, 2025 was an income of $1.5 million, compared to an income of $22.8 million for the year ended December 31, 2024. The amounts were driven by the mix of income and loss derived from entities not entirely owned by the Company. Additionally, the change was driven by the Class C Exchange during the second quarter of 2025, which increased the income allocated to Stagwell Inc.'s common shareholders.

Net Income Attributable to Stagwell Inc. Common Shareholders

As a result of the foregoing, Net income attributable to Stagwell Inc. common shareholders for the year ended December 31, 2025 was $29.1 million, compared to a net income of $2.3 million for the year ended December 31, 2024.

Adjusted EBITDA

Adjusted EBITDA for the year ended December 31, 2025 was $421.9 million, compared to $417.4 million for the year ended December 31, 2024, representing an increase of $4.4 million, primarily driven by an increase in Net revenue, partially offset by an increase in expenses, as discussed above.

Earnings Per Share

Diluted EPS and Adjusted Diluted EPS for the year ended December 31, 2025 were as follows:

	GAAP	Adjustments	Non-GAAP
	(amounts in thousands, except per share amounts)		
Net income attributable to Stagwell Inc. common shareholders	$ 29,101	$198,129	$227,230
Net loss attributable to Class C shareholders	(6,637)	—	(6,637)
Net income attributable to Stagwell Inc. and Class C shareholders and adjusted net income	$ 22,464	$198,129	$220,593
Diluted – Weighted average number of common shares outstanding	225,468	—	225,468
Weighted average number of shares of Class C Common Stock outstanding	39,055	—	39,055
Diluted – Weighted average number of shares outstanding	264,523	—	264,523
Diluted EPS and Adjusted Diluted EPS[1]	$ 0.08		$ 0.83
Adjustments to Net income			
Amortization		$145,506	
Impairment and other losses		466	
Stock-based compensation		54,095	
Deferred acquisition consideration		(7,467)	
Other items, net		46,792	
		239,392	
Adjusted tax expense		(41,263)	
		$198,129	

---

(1) Adjusted Diluted EPS is defined within the Non-GAAP Financial Measures section of the Executive Summary.

Diluted EPS and Adjusted Diluted EPS for the year ended December 31, 2024 were as follows:

	GAAP	Adjustments	Non-GAAP
	(amounts in thousands, except per share amounts)		
Net income attributable to Stagwell Inc. common shareholders	$ 2,259	$ 82,506	$ 84,765
Net income attributable to Class C shareholders	—	126,735	126,735
Net income attributable to Stagwell Inc. and Class C shareholders and adjusted net income	$ 2,259	$209,241	$211,500
Diluted – Weighted average number of common shares outstanding	115,752	—	115,752
Weighted average number of shares of Class C Common Stock outstanding	—	151,649	151,649
Diluted – Weighted average number of shares outstanding	115,752	151,649	267,401
Diluted EPS and Adjusted Diluted EPS[1]	$ 0.02		$ 0.79
Adjustments to Net income			
Amortization		$122,442	
Impairment and other losses		1,715	
Stock-based compensation		52,161	
Deferred acquisition consideration		22,995	
Other items, net		55,857	
		255,170	
Adjusted tax expense		(63,073)	
		192,097	
Net income attributable to Class C shareholders		17,144	
		$209,241	
Allocation of adjustments to Net income			
Net income attributable to Stagwell Inc. common shareholders		$ 82,506	
Net income attributable to Class C shareholders – add-backs		109,591	
Net income attributable to Class C shareholders		17,144	
		126,735	
		$209,241	

_____

(1) Adjusted Diluted EPS is defined within the Non-GAAP Financial Measures section of the Executive Summary.

Marketing Services

The components of operating results for the year ended December 31, 2025 compared to the year ended December 31, 2024 were as follows:

	Year Ended December 31,			
	2025	2024	Change	
	(dollars in thousands)			
			$	%
Revenue	$1,134,821	$1,077,607	$ 57,214	5.3%
Operating expenses				
Cost of services	743,624	724,308	19,316	2.7%
Office and general expenses	206,299	220,752	(14,453)	(6.5)%
Depreciation and amortization	52,295	53,106	(811)	(1.5)%
Impairment and other losses	—	1,500	(1,500)	(100.0)%
	$1,002,218	$ 999,666	$ 2,552	0.3%
Operating income	$ 132,603	$ 77,941	$ 54,662	70.1%

	Year Ended December 31,			
	2025	2024	Change	
	(dollars in thousands)			
			$	%
Net revenue	$ 959,676	$ 905,117	$ 54,559	6.0%
Billable costs	175,145	172,490	2,655	1.5%
Revenue	1,134,821	1,077,607	57,214	5.3%
Billable costs	175,145	172,490	2,655	1.5%
Staff costs	565,484	557,776	7,708	1.4%
Administrative costs	105,801	101,145	4,656	4.6%
Unbillable and other costs, net	78,333	70,924	7,409	10.4%
Adjusted EBITDA	210,058	175,272	34,786	19.8%
Stock-based compensation	19,716	17,095	2,621	15.3%
Depreciation and amortization	52,295	53,106	(811)	(1.5)%
Deferred acquisition consideration	(4,784)	5,379	(10,163)	NM
Impairment and other losses	—	1,500	(1,500)	(100.0)%
Other items, net	10,228	20,251	(10,023)	(49.5)%
Operating income	$ 132,603	$ 77,941	$ 54,662	70.1%

Revenue

Revenue for the year ended December 31, 2025 was $1,134.8 million, compared to $1,077.6 million for the year ended December 31, 2024, an increase of $57.2 million.

Net Revenue

The components of the fluctuations in Net revenue for the year ended December 31, 2025 compared to the year ended December 31, 2024 were as follows:

	Year Ended December 31, 2024	Net Revenue — Components of Change				Year Ended December 31, 2025	Change	
		Foreign Currency	Net Acquisitions (Divestitures)	Organic	Total Change		Organic	Total
			(dollars in thousands)					
Marketing Services	$905,117	$3,491	$9,788	$41,280	$54,559	$959,676	4.6%	6.0%
Component % change		0.4%	1.1%	4.6%	6.0%			

The strong increase in organic net revenue of $41.3 million, or 4.6%, was primarily attributable to increases in the Creative, Research, and Experiential service lines. The Creative and Research service lines increased $39.0 million due to new client wins and expanded client relationships in the retail, financial, and technology sectors driven by the accelerating adoption of AI. The Experiential service line increased $7.9 million due to the Sport Beach event that connects athletes, brands, and creatives through lived experiences. The increase in net acquisitions (divestitures) was primarily driven by the acquisition of Jetfuel, an experiential marketing services agency.

Expenses

Cost of services increased $19.3 million. Excluding the increase in Billable costs of $2.7 million and the addition of expenses from acquired entities of $1.9 million, Cost of services increased $14.8 million, or only 2.7% compared to organic net revenue growth of 4.6%, reflecting strong operating leverage. This increase was primarily attributable to higher staff costs due to the growth in Net revenue, partially offset by a decrease in staff costs due to business optimization efforts through the use of AI and restructuring of agency teams.

The decrease in Office and general expenses of $14.5 million was primarily attributable to cost optimization initiatives related to the consolidation of our real estate footprint and a decrease in Deferred acquisition consideration.

Stock-based compensation expense increased $2.6 million, primarily due to an increase in the fair value of certain profit interest awards driven by strong performance in certain Brands and a greater proportion of the annual incentive compensation being allocated to stock-based awards compared to last year.

Deferred acquisition consideration decreased $10.2 million, primarily attributable to a reduction in the fair value of the deferred acquisition consideration liability associated with certain Brands driven by the performance timing of those Brands.

Other items, net decreased $10.0 million, primarily attributable to a lease termination during the first quarter of 2025 as part of the real estate consolidation initiatives resulting in a gain of $3.5 million and a decrease in severance of $4.5 million.

Operating Income

Operating income for the year ended December 31, 2025, was $132.6 million, compared to $77.9 million for the year ended December 31, 2024, representing an increase of $54.7 million. The increase in Operating income was primarily attributable to an increase in Net revenue, partially offset by an increase in expenses, as discussed above. Operating margin for the year ended December 31, 2025 was 11.7%, compared to 7.2% for the year ended December 31, 2024, representing an increase of 4.5%, reflecting improved operational efficiency.

Adjusted EBITDA

Adjusted EBITDA increased by $34.8 million, primarily driven by an increase in Operating income and an increase in operating margin, as discussed above.

The components of operating results for the year ended December 31, 2025 compared to the year ended December 31, 2024 were as follows:

	Year Ended December 31,			
	2025	2024	Change	
		(dollars in thousands)		
			$	%
Revenue	$393,499	$335,656	$57,843	17.2%
Operating expenses				
Cost of services	241,236	208,457	32,779	15.7%
Office and general expenses	79,882	71,363	8,519	11.9%
Depreciation and amortization	23,174	22,398	776	3.5%
	$344,292	$302,218	$42,074	13.9%
Operating income	$ 49,207	$ 33,438	$15,769	47.2%

	Year Ended December 31,			
	2025	2024	Change	
		(dollars in thousands)		
			$	%
Net revenue	$367,172	$324,183	$42,989	13.3%
Billable costs	26,327	11,473	14,854	129.5%
Revenue	393,499	335,656	57,843	17.2%
Billable costs	26,327	11,473	14,854	129.5%
Staff costs	247,967	227,522	20,445	9.0%
Administrative costs	27,267	21,809	5,458	25.0%
Unbillable and other costs, net	1,305	1,393	(88)	(6.3)%
Adjusted EBITDA	90,633	73,459	17,174	23.4%
Stock-based compensation	4,122	6,622	(2,500)	(37.8)%
Depreciation and amortization	23,174	22,398	776	3.5%
Deferred acquisition consideration	12,271	7,911	4,360	55.1%
Other items, net	1,859	3,090	(1,231)	(39.8)%
Operating income	$ 49,207	$ 33,438	$15,769	47.2%

Revenue

Revenue for the year ended December 31, 2025 was $393.5 million, compared to $335.7 million for the year ended December 31, 2024, an increase of $57.8 million.

Net Revenue

The components of the fluctuations in Net revenue for the year ended December 31, 2025 compared to the year ended December 31, 2024 were as follows:

	Year Ended December 31, 2024	Net Revenue — Components of Change				Year Ended December 31, 2025	Change	
		Foreign Currency	Net Acquisitions (Divestitures)	Organic	Total Change		Organic	Total
	(dollars in thousands)							
Digital Transformation	$324,183	$(405)	$13,615	$29,779	$42,989	$367,172	9.2%	13.3%
Component % change		(0.1)%	4.2%	9.2%	13.3%			

The strong increase in organic net revenue of $29.8 million, or 9.2%, was attributable to increases in technology and communications sectors in the Strategy and Design and Development and Implementation service lines. The Strategy and Design and Development and Implementation service lines grew $28.7 million driven by AI-related services. The increase in net acquisitions (divestitures) was primarily driven by the acquisition of Create, a digital communications group in the Middle East.

Expenses

Cost of services increased $32.8 million. Excluding the increase in Billable costs of $14.9 million and the addition of expenses from acquired entities of $6.8 million, Cost of services increased $11.1 million, or only 5.6% compared to organic net revenue growth of 9.2%, reflecting strong operating leverage. This increase was primarily due to higher staff costs due to the growth in Net revenue, partially offset by the restructuring of agency teams to support business optimization efforts and the impact of competition in the labor market.

Office and general expenses increased $8.5 million. Excluding the addition of costs from acquired entities of $4.4 million, Office and general expenses increased $4.1 million, primarily due to higher Deferred acquisition consideration as explained below.

Stock-based compensation expense decreased $2.5 million, primarily due to a decrease in the fair value of awards granted in 2025 compared to 2024 and a decrease in the expense associated with awards issued in prior years that vested during 2025.

Deferred acquisition consideration increased $4.4 million, primarily attributable to the strong performance of a certain Brand, causing an increase in the fair value of the deferred acquisition consideration liability associated with that Brand.

Operating Income

Operating income for the year ended December 31, 2025 was $49.2 million, compared to $33.4 million for the year ended December 31, 2024, representing an increase of $15.8 million. The increase in Operating income was primarily attributable to an increase in Net revenue of $43.0 million, partially offset by an increase in expenses, as discussed above. Operating margin for the year ended December 31, 2025 was 12.5%, compared to 10.0% for the year ended December 31, 2024, representing an increase of 2.5%, reflecting improved operational efficiency.

Adjusted EBITDA

Adjusted EBITDA increased by $17.2 million, primarily driven by an increase in Operating income and an increase in operating margin, as discussed above.

**Media & Commerce**

The components of operating results for the year ended December 31, 2025 compared to the year ended December 31, 2024, were as follows:

	Year Ended December 31,			
	2025	**2024**	**Change**	
	(dollars in thousands)			
			$	**%**
Revenue	$690,675	$695,402	$ (4,727)	(0.7)%
Operating expenses				
Cost of services	409,767	418,505	(8,738)	(2.1)%
Office and general expenses	216,505	196,461	20,044	10.2%
Depreciation and amortization	30,263	31,450	(1,187)	(3.8)%
	$656,535	$646,416	$ 10,119	1.6%
Operating income	$ 34,140	$ 48,986	$(14,846)	(30.3)%

	Year Ended December 31,			
	2025	**2024**	**Change**	
	(dollars in thousands)			
			$	**%**
Net revenue	$610,020	$601,503	$ 8,517	1.4%
Billable costs	80,655	93,899	(13,244)	(14.1)%
Revenue	690,675	695,402	(4,727)	(0.7)%
Billable costs	80,655	93,899	(13,244)	(14.1)%
Staff costs	363,031	356,684	6,347	1.8%
Administrative costs	93,003	83,572	9,431	11.3%
Unbillable and other costs, net	64,833	65,188	(355)	(0.5)%
Adjusted EBITDA	89,153	96,059	(6,906)	(7.2)%
Stock-based compensation	4,191	6,265	(2,074)	(33.1)%
Depreciation and amortization	30,263	31,450	(1,187)	(3.8)%
Deferred acquisition consideration	3,010	(7,745)	10,755	NM
Other items, net	17,549	17,103	446	2.6%
Operating income	$ 34,140	$ 48,986	$(14,846)	(30.3)%

Revenue

Revenue for the year ended December 31, 2025 was $690.7 million, compared to $695.4 million for the year ended December 31, 2024, a decrease of $4.7 million.

Net Revenue

The components of the fluctuations in Net revenue for the year ended December 31, 2025 compared to the year ended December 31, 2024 were as follows:

	Year Ended December 31, 2024	Net Revenue — Components of Change				Year Ended December 31, 2025	Change	
		Foreign Currency	Net Acquisitions (Divestitures)	Organic	Total Change		Organic	Total
			(dollars in thousands)					
Media & Commerce	$601,503	$3,396	$5,829	$(708)	$8,517	$610,020	(0.1)%	1.4%
Component % change		0.6%	1.0%	(0.1)%	1.4%			

Organic net revenue decreased by $0.7 million or 0.1%. Organic net revenue in the Media Buying service line increased $22.6 million driven by integrated media, technology, and data offerings that contributed to new wins and expanded scope with existing clients. This was offset by a decrease of $24.8 million in the Commerce & CRM service line that was primarily attributable to leadership transitions and organizational realignment. The increase in net acquisitions (divestitures) was primarily driven by the acquisition of ADK, an integrated marketing company that expands our global footprint in the APAC region.

Expenses

Cost of services decreased by $8.7 million. Excluding the decline in Billable costs of $13.2 million and the addition of expenses from acquired entities of $4.7 million, Cost of services decreased $0.2 million, or less than 0.1%, compared to organic net revenue growth of 0.1%, reflecting consistent operating leverage.

Office and general expenses increased $20.0 million. Excluding the addition of costs from acquired entities of $7.7 million, Office and general expenses increased $12.4 million, primarily due to higher Deferred acquisition consideration as explained below.

Stock-based compensation expense decreased $2.1 million, primarily due to a decrease in the fair value of awards granted in 2025 compared to 2024 and a decrease in the expense associated with awards issued in prior years that vested during 2025.

Deferred acquisition consideration increased $10.8 million, primarily attributable to the strong performance of a certain Brand in 2025, causing an increase in the fair value of the deferred acquisition consideration liability associated with that Brand, and a decrease in the fair value of a certain Brand in 2024.

Operating Income

Operating income for the year ended December 31, 2025 was $34.1 million, compared to $49.0 million for the year ended December 31, 2024, representing a decrease of $14.8 million. The decrease in Operating income was primarily attributable to an increase in expenses partially offset by an increase in Net revenue, as discussed above.

Adjusted EBITDA

Adjusted EBITDA decreased by $6.9 million, primarily due to a decrease in Operating income, as discussed above.

Communications

The components of operating results for the year ended December 31, 2025 compared to the year ended December 31, 2024 were as follows:

	Year Ended December 31,			
	2025	2024	Change	
		(dollars in thousands)		
			$	%
Revenue	$592,577	$703,065	$(110,488)	(15.7)%
Operating expenses				
Cost of services	406,470	477,488	(71,018)	(14.9)%
Office and general expenses	86,524	111,573	(25,049)	(22.5)%
Depreciation and amortization	25,711	20,100	5,611	27.9%
Impairment and other losses	222	—	222	100.0%
	$518,927	$609,161	$ (90,234)	(14.8)%
Operating income	$ 73,650	$ 93,904	$ (20,254)	(21.6)%

	Year Ended December 31,			
	2025	2024	Change	
		(dollars in thousands)		
			$	%
Net revenue	$393,431	$435,626	$ (42,195)	(9.7)%
Billable costs	199,146	267,439	(68,293)	(25.5)%
Revenue	592,577	703,065	(110,488)	(15.7)%
Billable costs	199,146	267,439	(68,293)	(25.5)%
Staff costs	229,356	232,096	(2,740)	(1.2)%
Administrative costs	50,841	47,335	3,506	7.4%
Unbillable and other costs, net	9,300	10,840	(1,540)	(14.2)%
Adjusted EBITDA	103,934	145,355	(41,421)	(28.5)%
Stock-based compensation	6,325	7,721	(1,396)	(18.1)%
Depreciation and amortization	25,711	20,100	5,611	27.9%
Deferred acquisition consideration	(7,022)	18,770	(25,792)	NM
Impairment and other losses	222	—	222	100.0%
Other items, net	5,048	4,860	188	3.9%
Operating income	$ 73,650	$ 93,904	$ (20,254)	(21.6)%

Revenue

Revenue for the year ended December 31, 2025 was $592.6 million compared to $703.1 million for the year ended December 31, 2024, a decrease of $110.5 million.

Net Revenue

The components of the fluctuations in Net revenue for the year ended December 31, 2025 compared to the year ended December 31, 2024 were as follows:

| | Year Ended December 31, 2024 | Net Revenue — Components of Change | | | | Year Ended December 31, 2025 | Change | |
		Foreign Currency	Net Acquisitions (Divestitures)	Organic	Total Change		Organic	Total
			(dollars in thousands)					
Communications	$435,626	$547	$29,002	$(71,744)	$(42,195)	$393,431	(16.5)%	(9.7)%
Component % change		0.1%	6.7%	(16.5)%	(9.7)%			

The decrease in organic net revenue of $71.7 million, or 16.5%, was primarily attributable to a $62.7 million decrease in the Advocacy service line due to political seasonality following the 2024 presidential election cycle. The decrease in organic net revenue for Communications excluding Advocacy was $9.0 million or 4.0%. The decrease in Communications service line was primarily driven by broader industry headwinds, including client budget uncertainty, and delayed spending decisions during the pitch process. The increase in net acquisitions (divestitures) was primarily driven by the acquisition of Consulum, a pan-MENA government advisory consultancy.

Expenses

Cost of services decreased $71.0 million. Excluding the decline in Billable costs of $68.3 million and the addition of costs from acquired entities of $14.6 million, Cost of services decreased $17.3 million, or 8.6%, primarily due to lower Net revenue.

The decrease in Office and general expenses of $25.0 million was primarily attributable to a decrease in Deferred acquisition consideration as explained below and lower Net revenue, partially offset by the addition of costs from acquired entities of $7.7 million.

Stock-based compensation expense decreased $1.4 million, primarily attributable to a decrease in the fair value of a certain profits interest award due to performance timing.

Deferred acquisition consideration decreased by $25.8 million, primarily attributable to a decrease in the fair value of certain Brands due to performance timing, partially offset by the strong performance of certain Brands, causing an increase in the fair value.

Depreciation and amortization increased by $5.6 million, primarily attributable to the amortization of intangible assets resulting from the acquisition of businesses.

Operating Income

Operating income for the year ended December 31, 2025 was $73.7 million, compared to $93.9 million for the year ended December 31, 2024, representing a decrease of $20.3 million. The decrease in Operating income was primarily attributable to a decrease in Net revenue, partially offset by a decrease in expenses, as discussed above.

Adjusted EBITDA

Adjusted EBITDA decreased by $41.4 million, primarily due to a decrease in Operating income, as discussed above.

The Marketing Cloud

The components of operating results for the year ended December 31, 2025 compared to the year ended December 31, 2024 were as follows:

	Year Ended December 31,			
	2025	2024	Change	
	(dollars in thousands)			
			$	%
Revenue	$106,537	$ 32,265	$74,272	230.2%
Operating expenses				
Cost of services	52,921	15,762	37,159	235.8%
Office and general expenses	49,416	28,932	20,484	70.8%
Depreciation and amortization	23,514	12,502	11,012	88.1%
Impairment and other losses	244	—	244	100.0%
	$126,095	$ 57,196	$68,899	120.5%
Operating loss	$(19,558)	$(24,931)	$ 5,373	(21.6)%

	Year Ended December 31,			
	2025	2024	Change	
	(dollars in thousands)			
			$	%
Net revenue	$106,486	$ 32,265	$74,221	230.0%
Billable costs	51	—	51	100.0%
Revenue	106,537	32,265	74,272	230.2%
Billable costs	51	—	51	100.0%
Staff costs	68,647	28,686	39,961	139.3%
Administrative costs	17,613	9,777	7,836	80.1%
Unbillable and other costs, net	22,689	6,117	16,572	270.9%
Adjusted EBITDA	(2,463)	(12,315)	9,852	(80.0)%
Stock-based compensation	628	805	(177)	(22.0)%
Depreciation and amortization	23,514	12,502	11,012	88.1%
Deferred acquisition consideration	(10,942)	(1,320)	(9,622)	728.9%
Impairment and other losses	244	—	244	100.0%
Other items, net	3,651	629	3,022	480.4%
Operating loss	$(19,558)	$(24,931)	$ 5,373	(21.6)%

Revenue

Revenue for the year ended December 31, 2025 was $106.5 million compared to $32.3 million for the year ended December 31, 2024, an increase of $74.3 million.

Net Revenue

The components of the fluctuations in Net revenue for the year ended December 31, 2025 compared to the year ended December 31, 2024 were as follows:

| | Year Ended December 31, 2024 | Net Revenue — Components of Change | | | | Year Ended December 31, 2025 | Change | |
		Foreign Currency	Net Acquisitions (Divestitures)	Organic	Total Change		Organic	Total
			(dollars in thousands)					
The Marketing Cloud	$32,265	$941	$62,229	$11,051	$74,221	$106,486	34.3%	230.0%
Component % change		2.9%	192.9%	34.3%	230.0%			

The increase in organic net revenue of $11.1 million, or 34.3%, was primarily attributable to growth in the Research service line due to increased demand from new and existing clients, including a significant new engagement in the financial sector and higher platform utilization including the successful introduction of additional service offerings within a subscription model. The increase in net acquisitions (divestitures) was primarily driven by the acquisitions of Leaders, a digital agency specializing in influencer marketing, and Unicepta, a media monitoring and analytics platform.

Expenses

Cost of services increased $37.2 million. Excluding the addition of costs from acquired entities of $34.2 million, Cost of services increased $2.9 million or only 25.8% compared to organic net revenue of 34.3%, reflecting operating leverage.

Office and general expenses increased $20.5 million, primarily due to higher staff costs due to expansion of the business to support additional revenues and the addition of costs from acquired entities of $16.2 million, partially offset by a decrease in Deferred acquisition consideration expense as explained below.

Deferred acquisition consideration decreased by $9.6 million, primarily attributable to a decrease in the fair value of a certain Brand due to performance timing, partially offset by the strong performance of certain other Brands.

Depreciation and amortization increased by $11.0 million, primarily attributable to higher amortization related to increased investments in AI and automation to expand our offerings and services, improve workflow efficiency, and support future margin expansion, and the amortization of intangible assets from the acquisition of businesses.

Operating Loss

Operating loss for the year ended December 31, 2025 was $19.6 million compared to $24.9 million for the year ended December 31, 2024, as the segment approaches operating scale. The decrease in Operating loss was primarily attributable to an increase in Net revenue, partially offset by an increase in expenses, as discussed above.

Adjusted EBITDA increased by $9.9 million, primarily due to a decrease in Operating loss, as discussed above.

The components of operating results for the year ended December 31, 2025 compared to the year ended December 31, 2024 were as follows:

	Year Ended December 31,			
	2025	2024	Change	
	(dollars in thousands)			
			$	%
Staff costs	$ 61,038	$ 47,737	$ 13,301	27.9%
Administrative costs	8,444	11,408	(2,964)	(26.0)%
Adjusted EBITDA	(69,482)	(59,145)	(10,337)	17.5%
Stock-based compensation	19,113	13,653	5,460	40.0%
Depreciation and amortization	16,261	12,137	4,124	34.0%
Impairment and other losses	—	215	(215)	(100.0)%
Other items, net	6,174	9,924	(3,750)	(37.8)%
Operating loss	$(111,030)	$(95,074)	$(15,956)	16.8%

Expenses

Staff costs increased by $13.3 million, primarily attributable to an increase in headcount to support the implementation of a standardized shared services platform to optimize cost structures and support the future growth and unusually higher healthcare related insurance claims.

Administrative costs decreased $3.0 million, primarily due to our cost savings initiatives. The implementation of the shared services platform optimized cost structures and reduced Brands administrative costs. Due to a higher allocation of Corporate's administrative costs to the Brands, Corporate's Administrative costs decreased $14.0 million These costs include rent, IT services, accounting services, financial operations services, and business applications. This decrease was partially offset by an increase of $11.1 million in computer software and licensing fees due to investments in automation and AI intended to improve workflow efficiency and support future margin expansion.

Stock-based compensation expense increased by $5.5 million, primarily due to a greater proportion of the annual incentive compensation being allocated to stock-based awards compared to last year and a reversal of expense in the second quarter of 2024 associated with stock-based performance awards for which the performance targets were not met.

Operating Loss

Operating loss for the year ended December 31, 2025 was $111.0 million compared to $95.1 million for the year ended December 31, 2024, representing an increase of $16.0 million, primarily attributable to higher expenses, as discussed above.

Liquidity and Capital Resources:

The following table provides summary information about the Company's liquidity position and capital resources:

	Year Ended December 31,			
	2025	2024	Change	
	(dollars in thousands)			
			$	%
Net cash provided by operating activities	$ 291,028	$ 142,859	$ 148,169	103.7%
Net cash used in investing activities	(113,678)	(162,472)	48,794	(30.0)%
Net cash provided by (used in) financing activities	(210,017)	36,938	(246,955)	NM

The Company had cash and cash equivalents of $104.5 million and $131.3 million as of December 31, 2025, and December 31, 2024, respectively.

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2025 was $291.0 million, an increase of $148.2 million, or 103.7%, compared to the prior year. This improvement was driven by higher operating income of $25.9 million and $150.7 million improvement in working capital primarily attributable to stronger working capital management driven by technology automation and improved billing and collection process, which resulted in favorable changes in advance billings of $48.2 million and expenditures billable to clients of $66.4 million. Additionally, there were net favorable changes in accounts payable and accruals of $35.5 million as a result of improved payment terms with significant service providers. This was partially offset by an unfavorable change in other current assets of $45.3 million due to an increase in certain prepaid media assets.

Changes in non-cash items included in operating income consisted primarily of a decrease of $30.5 million in the fair value of deferred acquisition liabilities driven by the performance timing of certain acquisitions and the Bargain purchase gain of $9.9 million from the ADK acquisition, partially offset by an increase of $19.6 million in depreciation and amortization resulting from higher capital investment in AI and automation related technologies as well as an increase in deferred income tax expense of $21.1 million, respectively.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was $113.7 million, a decrease of $48.8 million, or 30.0%, compared to the prior year. This decrease was primarily driven by a $97.1 million reduction in acquisitions and $10.9 million in proceeds from the sale of a non-core asset. These decreases were partially offset by an increase in capital expenditures and capitalized software for investments in AI and process automation technologies of $24.8 million and $32.4 million, respectively. The capital expenditures include a $7.4 million purchase of office space.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2025 was $210.0 million, an increase of $247.0 million compared to the prior year. This increase was primarily driven by an increase of $231.7 million in net payments under the Credit Agreement offset by an increase in share repurchases of $26.0 million. The increase was partially offset by a decrease in distributions to noncontrolling interests of $17.1 million.

Liquidity

The Company expects to maintain sufficient cash and/or available borrowings to fund operations for the next twelve months and subsequent periods. The Company has historically maintained and expanded its business using cash generated from operating activities, funds available under the Credit Agreement, and other initiatives, such as obtaining additional debt, equity and receivable financing. On April 23, 2025, the Company entered into an amendment to the Credit Agreement, which increased the limit of borrowing to $750 million and extended the maturity date to April 23, 2030, as described in more detail in Note 11 of the Notes included herein. As of December 31, 2025, the Company had $237.3 million of borrowings outstanding and $15.1 million of issued and undrawn letters of credit, resulting in $497.6 million unused borrowing capacity under the Credit Agreement.

The Company transfers certain of its trade receivable assets to third parties under certain agreements. Per the terms of these agreements, the Company surrenders control over its trade receivables upon transfer.

The trade receivables transferred to the third parties were $501.3 million and $435.6 million during the years ended December 31, 2025 and 2024, respectively. The trade receivables collected by the Company that were not remitted to the third parties under these arrangements were recorded in Accruals and other liabilities on the Audited Consolidated Balance Sheets and total $21.2 million as of December 31, 2025 and

$19.5 million as of December 31, 2024. Fees for these arrangements were recorded in Office and general expenses in the Consolidated Statements of Operations and totaled $5.6 million and $5.8 million for the years ended December 31, 2025 and 2024, respectively.

The Company may purchase shares of outstanding Class A Common Stock under its Repurchase Program. Under the Repurchase Program, share repurchases may be made at our discretion from time to time in open market transactions at prevailing market prices, including through trading plans that may be adopted in accordance with Rule 10b5-1 of the Exchange Act, as amended, in privately negotiated transactions, or through other means. The timing and number of shares repurchased under the Repurchase Program will depend on a variety of factors, including the performance of our stock price, general market and economic conditions, regulatory requirements, the availability of funds, and other considerations we deem relevant. The Repurchase Program may be suspended, modified, or discontinued at any time without prior notice. Our Board of Directors will review the Repurchase Program periodically and may authorize adjustments of its terms.

During the year ended December 31, 2025, 23.1 million shares of Class A Common Stock were repurchased pursuant to the Repurchase Program at an average price of $5.12 per share, for an aggregate value, excluding fees, of $118.4 million.

The remaining value of shares of Class A Common Stock permitted to be repurchased under the Repurchase Program was $51.1 million as of December 31, 2025. See Recent Developments above for information regarding the Board's authorization to extend and increase the size of share repurchases under the Repurchase Program.

The Company's obligations extending beyond twelve months primarily consist of deferred acquisition consideration payments, purchases of redeemable noncontrolling interests, subsidiary awards, capital expenditures, scheduled lease obligation payments, and interest payments on borrowings under the Company's 5.625% Notes (as defined in Note 11 of the Notes included herein) and Credit Agreement. The Company expects to make estimated cash payments in the future to satisfy obligations under our Tax Receivables Agreement ("TRA"), which remains in effect after the final exchange of Class C Common Stock (see Note 17 of the Notes included herein for additional details). The amount and timing of any payments under the TRA are contingent on the Company achieving certain tax savings, if any, that we actually realize, or in certain circumstances are deemed to realize. Based on the current outlook, the Company believes future cash flows from operations, together with the Company's existing cash balance and availability of funds under the Credit Agreement, will be sufficient to meet the Company's anticipated cash needs for the next twelve months and subsequent periods. The Company's ability to make payments will depend on future performance, which is subject to general economic conditions, the competitive environment and other factors, including those described in this Form 10-K and in the Company's other SEC filings.

Total Debt

As of December 31, 2025, Debt, net of debt issuance costs, was $1,326.0 million, compared to $1,353.6 million outstanding as of December 31, 2024. See Note 11 of the Notes included herein for information regarding the Company's 5.625% Notes and the Credit Agreement.

As of December 31, 2025, the Company was in compliance with all of the terms and conditions of the Credit Agreement, and management believes, based on its current financial projections, that the Company will be in compliance with its covenants over the next twelve months.

If the Company loses all or a substantial portion of its lines of credit under the Credit Agreement, or if the Company uses the maximum available amount under the agreement, it will be required to seek other sources of liquidity. If the Company were unable to find these sources of liquidity, for example, through an equity offering or access to the capital markets, the Company's ability to fund its working capital needs and any contingent obligations with respect to acquisitions and redeemable noncontrolling interests would be adversely affected.

Pursuant to the Credit Agreement, the Company must maintain a Total Leverage Ratio (as defined in the Credit Agreement) below an established threshold. For the period ended December 31, 2025, the Company's calculation of this ratio, and the maximum permitted under the Credit Agreement, respectively, were calculated based on the trailing twelve months as follows:

	December 31, 2025
Total Leverage Ratio	2.98
Maximum per covenant	4.25

These ratios and measures are not based on GAAP and are not presented as alternative measures of operating performance or liquidity. Some of these ratios and measures include, among other things, pro forma adjustments for acquisitions, one-time charges, and other items, as defined in the Credit Agreement. They are presented here to demonstrate compliance with the covenants in the Credit Agreement, as non-compliance with such covenants could have a material adverse effect on the Company.

Material Cash Requirements

To the extent required under a particular client engagement, Stagwell's Brands enter into contractual commitments with media providers, production companies and other third parties on behalf of their clients at levels that exceed the revenue from the services. In most of these transactions, the Brands act as the clients' "Agent for a Disclosed Principal" where the Brands' risk is mitigated by sequential payment liability, i.e., the brands' obligation to pay a third party is tolled until it receives the underlying payment from the client thereby safeguarding the Brand in the event of a client default. To further protect against client default, Stagwell takes additional precautions, including the procurement of credit insurance. While Stagwell has historically had a very low incidence of default, Stagwell is still exposed to the risk of significant uncollectible receivables from its clients and the risk of a material loss could significantly increase in periods of severe economic downturn.

The following table and discussion below summarize current and long-term material cash requirements of the Company as of December 31, 2025. Certain of these requirements vary in the ultimate future amount payable because they are dependent on the future results of operations of the subject subsidiaries and/or the timing of when certain rights are exercised. Management anticipates that the obligations outstanding as of December 31, 2025 will be repaid with new financing, equity offerings, asset sales and/or cash flow from operations:

	Payments Due by Period				
Material Cash Requirements	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
	(dollars in thousands)				
Indebtedness[1]	$1,100,000	$ —	$ —	$1,100,000	
Operating lease obligations	327,967	67,812	124,392	94,320	41,443
Interest on debt	247,500	61,875	123,750	61,875	
Deferred acquisition consideration[2]	26,436	13,502	8,456	4,478	—
Total	$1,701,903	$143,189	$256,598	$1,260,673	$41,443

(1) Includes the principal amount of the 5.625% Notes which are due in 2029 and does not include borrowings under the Credit Agreement.

(2) Deferred acquisition consideration on the Consolidated Balance Sheets consists of deferred obligations related to contingent purchase price payments. The $26.4 million reflected in the above table is included in the Consolidated Balance Sheet as of December 31, 2025, and does not include $13.6 million expected to be paid in shares of Class A Common Stock. In addition, certain of the Company's deferred acquisition consideration is tied to continued employment of certain personnel of the acquired subsidiaries. These arrangements are expensed over the respective vesting period (employment) period and therefore the expected, entire amount of payment is not reflected in the Consolidated Balance Sheet as of December 31, 2025. The Company estimates that the total amount to be paid related to such obligations was $30.9 million as of December 31, 2025, of which $16.4 million is expected to be paid in cash and the remaining in Company's Class A Common Stock. The total amount of cash expected to be paid in the next twelve months related to these arrangements is $3.0 million. See Note 9 of the Notes included in Item 8 of this Form 10-K for additional information regarding contingent deferred acquisition consideration.

When acquiring less than 100% ownership of an entity, the Company may enter into agreements that give the Company an option to purchase, or require the Company to purchase, the incremental ownership interests under certain circumstances. Where the incremental purchase may be required of the Company, the amounts are recorded as redeemable noncontrolling interests in mezzanine equity. See Note 12 of the Notes included in Item 8 of this Form 10-K for additional information regarding noncontrolling interests and redeemable noncontrolling interests.

Certain of the Company's subsidiaries grant awards to their employees providing them with an equity interest in the respective subsidiary (the "profits interests awards"). The awards generally provide the employee with the right, but not the obligation, to sell their profits interest in the subsidiary to the Company based on a performance-based formula and, in certain cases, receive a profit share distribution. The profits interests awards are primarily settled in cash, with certain awards having stock-settlement provisions at the Company's discretion. The corresponding liability associated with these profits interests awards is included as a component of Accruals and other liabilities and Other liabilities on the Consolidated Balance Sheets. See Note 14 of the Notes included in Item 8 of this Form 10-K for additional information regarding these material commitments.

The Company enters into certain long-term non-cancellable contracts for services such as revenue or profit share arrangements, cloud-based services, or software licensing. See Note 13 of the Notes included in Item 8 of this Form 10-K for additional information regarding these material commitments.

Critical Accounting Estimates

Stagwell has prepared the Audited Consolidated Financial Statements in accordance with GAAP and pursuant to the rules and regulations of the SEC for reporting financial information on Form 10-K. Preparation of the Audited Consolidated Financial Statements and related disclosures requires us to make judgments, assumptions and estimates that affect the amounts reported and disclosed in the accompanying financial statements and footnotes. Our significant accounting policies are discussed in Note 2 of the Notes included herein. Our critical accounting estimates are those that are considered by management to require significant judgment, use of estimates and that could have a significant impact on our financial statements. An understanding of our critical accounting estimates is necessary to analyze our financial results.

Our critical accounting estimates include our accounting for revenue recognition, business combinations, deferred acquisition consideration, goodwill and intangible assets, and income taxes. The financial statements are evaluated on an ongoing basis and estimates are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances. Actual results can differ from those estimates, and it is possible that the differences could be material.

Revenue Recognition. The Company's revenue is recognized when control of the promised goods or services is transferred to our clients, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. See Note 5 of the Notes included herein for further information.

Business Combinations. Business combinations are accounted for using the acquisition method and accordingly, the assets acquired (including identified intangible assets), the liabilities assumed and any noncontrolling interest in the acquired business are recorded at their acquisition date fair values.

For each acquisition, the Company undertakes a detailed review to identify other intangible assets, and a valuation is performed for all such identified assets. The Company uses several market participant measurements to determine the estimated value. This approach includes consideration of similar and recent transactions, as well as utilizing discounted expected cash flow methodologies. A substantial portion of the intangible asset value that the Company acquires is the specialized know-how of the workforce, which is treated as part of goodwill and is not required to be valued separately. The majority of the value of the identifiable intangible assets acquired is derived from customer relationships, including the related customer contracts, trademarks, developed technology and other intangible assets.

Deferred Acquisition Consideration. Certain acquisitions include an initial payment at the time of closing and provide for future additional contingent purchase price payments. Contingent purchase price obligations for these transactions are recorded as deferred acquisition consideration liabilities on the balance sheet. Arrangements that are not contingent upon future employment are initially measured at the acquisition date fair value and are remeasured at each reporting period. Arrangements that are contingent upon future employment are expensed as earned over the respective vesting (employment) period. These liabilities are derived from the projected performance of the acquired entity. These arrangements may be dependent on future events, such as the growth rate of the earnings of the relevant subsidiary during the contractual period. At each reporting date, the Company models each business' future performance, including revenue, EBITDA growth, to estimate the value of each deferred acquisition consideration liability. The liability is adjusted quarterly based on changes in current information affecting each subsidiary's current operating results and the impact this information will have on future results included in the calculation of the estimated liability. These adjustments are recorded in the Consolidated Statements of Operations.

Goodwill.   Goodwill (the excess of the acquisition cost over the fair value of the net assets acquired) acquired as a result of a business combination which is not subject to amortization is tested for impairment, at the reporting unit level, annually as of October 1st of each year, or more frequently if indicators of potential impairment exist.

For the annual impairment test, the Company has the option of assessing qualitative factors to determine whether it is more likely than not that the carrying amount of a reporting unit exceeds its fair value or performing a quantitative goodwill impairment test. Qualitative factors considered in the assessment include industry and market considerations, the competitive environment, overall financial performance, changing cost factors such as labor costs, and other factors specific to each reporting unit such as change in management or key personnel.

If the Company elects to perform the qualitative assessment and concludes that it is more likely than not that the fair value of the reporting unit is more than its carrying amount, then goodwill is not considered impaired, and the quantitative impairment test is not necessary. For reporting units for which the qualitative assessment concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, or if the Company elects not to perform the qualitative assessment, the Company will perform the quantitative impairment test, which compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds the carrying amount of the net assets assigned to that reporting unit, goodwill is not considered impaired. However, if the fair value of the reporting unit is lower than the carrying amount of the net assets assigned to the reporting unit, an impairment charge is recognized equal to the excess of the carrying amount over the fair value.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The Company generally uses a combination of the income approach, which incorporates the use of the discounted cash flow ("DCF") method, and the market approach, which incorporates the exercise of significant judgment about the use of earnings multiples based on market data and comparable companies. The Company applies an equal weighting to the income and market approaches for the impairment test. The income approach and the market approach both require the exercise of significant judgment, including judgment about the amount and timing of expected future cash flows, assumed terminal value and appropriate discount rates.

The DCF estimates incorporate expected cash flows that represent a spectrum of the amount and timing of possible cash flows of each reporting unit from a market participant perspective. The expected cash flows are developed from the Company's long-range planning process using projections of operating results and related cash flows based on assumed revenue growth rates, EBITDA margins, long-term growth rates, and appropriate discount rates based on a reporting unit's weighted average cost of capital ("WACC") as determined by considering the observable WACC of comparable companies and factors specific to the reporting unit. The terminal value is estimated using a constant growth method which requires an assumption about the expected long-term growth rate. The estimates are based on historical data and experience, industry projections, economic conditions, and the Company's expectations.

At each reporting period, the Company assesses whether it is more likely than not that the carrying amount of its reporting units exceed their fair value. As of October 1, 2025 (the annual impairment test date), the Company performed this assessment and determined that all reporting units (10) did not have an impairment. The Company utilized a long-term average growth rate ranging from 1.5% to 3% and a WACC ranging from 14% to 20.5%.

The Company believes the estimates and assumptions used in the calculations are reasonable. However, if there were an adverse change in the facts and circumstances, then an impairment charge may be necessary in the future. As a result, to the extent that, among other factors, (i) there is underperformance in one or more reporting units, or (ii) disruptions in the macroeconomic environment, the fair value of one or more of these reporting units could fall below their carrying value, resulting in a goodwill impairment charge. The Company monitors its reporting units to determine if there is an indicator of potential impairment.

Income Taxes. We account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The Company records associated interest and penalties as a component of income tax expense. The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management evaluates on a quarterly basis all available positive and negative evidence considering factors such as the reversal of deferred income tax liabilities, taxable income in eligible carryback years, projected future taxable income, the character of the income tax asset, tax planning strategies, changes in tax laws and other factors. The periodic assessment of the net carrying value of the Company's deferred tax assets under the applicable accounting rules requires significant management judgment. A change to any of these factors could impact the estimated valuation allowance and income tax expense.

New Accounting Pronouncements

See Note 3 of the Notes included in Item 8 of this Form 10-K.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

In the normal course of business, the Company is exposed to market risk related to interest rates, foreign currencies and impairment risk.

Debt Instruments: As of December 31, 2025, the Company's debt obligations consisted of amounts outstanding under its Credit Agreement and the 5.625% Notes. The Credit Agreement bears interest at variable rates based upon SOFR, EURIBOR, and SONIA depending on the duration of the borrowing product. The Company's ability to obtain the required bank syndication commitments depends in part on conditions in the bank market at the time of syndication.

With regard to our variable rate debt, a 10% increase or decrease in interest rates would change our annual interest expense by $2.9 million.

Foreign Exchange: While the Company primarily conducts business in markets that use the U.S. dollar, the Canadian dollar, the Euro and the British Pound, its non-U.S. operations transact business in numerous different currencies. The Company's results of operations are subject to risk from the translation to the U.S. dollar of the revenue and expenses of its non-U.S. operations. The effects of currency exchange rate fluctuations on the translation of the Company's results of operations are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations". See Note 2 of the Notes included in Item 8 of this Form 10-K. For the most part, revenues and expenses incurred related to the non-U.S. operations are denominated in their functional currency. This reduces the impact that fluctuations in exchange rates will have on profit margins. Translation of intercompany debt, which is not intended to be repaid, is included in cumulative translation adjustments. Translation of current intercompany balances are included in net income (loss). From time to time, the Company may enter into foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

See the Significant Accounting Policies section in the "Notes to Audited Consolidated Financial Statements" of this Form 10-K for information related to impairment testing for Goodwill and long-lived assets and the risk of potential impairment charges in future periods. See the Critical Accounting Estimates section in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K for information related to the risk of potential impairment charges in future periods.

Item 8.   Financial Statements and Supplementary Data


STAGWELL INC.
INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Stagwell Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Stagwell Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes and schedule of valuation and qualifying accounts appearing under Item 15(a) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Reallocation and Annual Goodwill Impairment Assessments for Certain Reporting Units

As described in Notes 2, 8, and 18 to the consolidated financial statements, the Company's goodwill balance was $1,595 million as of December 31, 2025, a majority of which related to certain reporting units. As of September 30, 2025, the Company reorganized its organizational structure, resulting in five operating and reportable segments. As a result of the reorganization, certain reporting units have been redefined, and the composition of others has changed. As part of the reorganization, goodwill was reallocated to the affected reporting units using the income approach (a discounted cash flow method). Management performed the required goodwill impairment assessments as of the date of the reorganization. The assessment indicated that the estimated fair value of each impacted reporting unit exceeded its carrying amount both immediately prior to and immediately subsequent to the reallocation of goodwill. Accordingly, no goodwill impairment was recognized. Management tests goodwill for impairment, at the reporting unit level, annually as of October 1 of each year, or more frequently if indicators of potential impairment exist. For reporting units for which a qualitative assessment concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, or if the Company elects not to perform the qualitative assessment, the Company will perform a quantitative impairment test, which compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds the carrying amount of the net assets assigned to that reporting unit, goodwill is not considered impaired. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Management uses a combination of the income approach (a discounted cash flow method) and the market approach and applies an equal weighting to the approaches for the impairment test. The income approach requires the exercise of significant judgment, including the amount and timing of expected future cash flows, terminal value, and discount rates. The expected cash flows are developed from the Company's long-range planning process using projections of operating results and related cash flows based on assumed revenue growth rates, EBITDA margins, long-term growth rates, and discount rates based on a reporting unit's weighted average cost of capital. The market approach requires the exercise of significant judgment as it relates to the use of earnings multiples based on market data and comparable companies.

The principal considerations for our determination that performing procedures relating to the goodwill reallocation assessment (for certain reporting units within the Marketing Services and Communications reportable segments) and annual goodwill impairment assessment (for certain reporting units within the Marketing Services, Digital Transformation, Communications, and The Marketing Cloud reportable segments) is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the certain reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates,

EBITDA margins, long-term growth rates, and discount rates used in the income approach for the goodwill reallocation and annual goodwill impairment assessments, and earnings multiples and comparable companies used in the market approach for the annual goodwill impairment assessment; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill reallocation and annual goodwill impairment assessments, including controls over the valuation of the certain reporting units. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the reporting units; (ii) evaluating the appropriateness of the income and market approaches used by management; (iii) testing the completeness and accuracy of the underlying data used in the income and market approaches; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, EBITDA margins, long-term growth rates, discount rates, earnings multiples, and comparable companies. Evaluating management's assumptions related to revenue growth rates and EBITDA margins involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the income and market approaches; (ii) the weighting of the approaches; and (iii) the reasonableness of the long-term growth rates, discount rates, earnings multiples, and comparable companies assumptions.

/s/PricewaterhouseCoopers LLP
New York, New York
March 13, 2026

We have served as the Company's auditor since 2023.

CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except per share amounts)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue	$2,909,000	$2,841,216	$2,527,177
Operating expenses			
Cost of services	1,845,958	1,842,978	1,621,174
Office and general expenses	732,326	711,803	661,250
Depreciation and amortization	171,249	151,652	142,831
Impairment and other losses	466	1,715	11,395
	2,749,999	2,708,148	2,436,650
Operating income	159,001	133,068	90,527
Other income (expenses):			
Interest expense, net	(96,438)	(92,317)	(90,644)
Foreign exchange, net	(1,640)	(1,656)	(2,960)
Gain (loss) on sale of business	(2,245)	—	94,505
Bargain purchase gain	9,937	—	—
Other, net	171	(1,372)	(359)
	(90,215)	(95,345)	542
Income before income taxes and equity in earnings of non-consolidated affiliates	68,786	37,723	91,069
Income tax expense	38,271	13,182	40,557
Income before equity in earnings of non-consolidated affiliates	30,515	24,541	50,512
Equity in income (loss) of non-consolidated affiliates	111	503	(8,870)
Net income	30,626	25,044	41,642
Net income attributable to noncontrolling and redeemable noncontrolling interests	(1,525)	(22,785)	(41,508)
Net income attributable to Stagwell Inc. common shareholders	$ 29,101	$ 2,259	$ 134
Earnings per common share:			
Basic	$ 0.13	$ 0.02	$ —
Diluted	$ 0.08	$ 0.02	$ —
Weighted average number of common shares outstanding:			
Basic	220,608	110,890	117,259
Diluted	264,523	115,752	122,170

See Notes to the Audited Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(amounts in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
COMPREHENSIVE INCOME (LOSS)			
Net income	$30,626	$ 25,044	$ 41,642
Other comprehensive income (loss) – Foreign currency translation adjustment	38,055	(27,699)	7,996
Other comprehensive income (loss) – Benefit plan adjustment, net of tax	(1,806)	1,424	338
Comprehensive income (loss) for the period	66,875	(1,231)	49,976
Comprehensive income attributable to the noncontrolling and redeemable noncontrolling interests	(7,552)	(7,216)	(47,431)
Comprehensive income (loss) attributable to Stagwell Inc. common shareholders	$59,323	$ (8,447)	$ 2,545

STAGWELL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(amounts in thousands)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets		
Cash and cash equivalents	$ 104,537	$ 131,339
Accounts receivable, net	735,752	716,415
Expenditures billable to clients	164,694	173,194
Other current assets	157,309	114,200
Total current assets	1,162,292	1,135,148
Fixed assets, net	73,081	72,706
Right-of-use lease assets – operating leases	213,576	219,400
Goodwill	1,595,238	1,554,146
Other intangible assets, net	834,248	836,783
Deferred tax assets	281,057	46,926
Other assets	55,055	43,112
Total assets	$4,214,547	$3,908,221
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS (“RNCI”), AND SHAREHOLDERS’ EQUITY		
Current liabilities		
Accounts payable	$ 548,320	$ 449,347
Accrued media	239,490	245,883
Accruals and other liabilities	291,554	265,356
Advance billings	329,815	294,609
Current portion of lease liabilities – operating leases	55,386	60,195
Current portion of deferred acquisition consideration	15,446	51,906
Total current liabilities	1,480,011	1,367,296
Long-term debt	1,326,013	1,353,624
Long-term portion of deferred acquisition consideration	24,598	50,209
Long-term lease liabilities – operating leases	224,397	245,397
Deferred tax liabilities	54,726	47,239
Long-term tax receivable agreement liability	252,390	25,493
Other liabilities	51,077	33,646
Total liabilities	3,413,212	3,122,904
Redeemable noncontrolling interests	24,968	8,412
Commitments, contingencies and guarantees (Note 13)		
Shareholders’ equity		
Common shares – Class A	252	115
Common shares – Class C	—	2
Paid-in capital	744,463	343,647
Retained earnings	32,930	11,740
Accumulated other comprehensive loss	(19,252)	(23,773)
Stagwell Inc. shareholders’ equity	758,393	331,731
Noncontrolling interests	17,974	445,174
Total shareholders’ equity	776,367	776,905
Total liabilities, RNCI, and shareholders’ equity	$4,214,547	$3,908,221

See Notes to the Audited Consolidated Financial Statements.

STAGWELL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net income	$ 30,626	$ 25,044	$ 41,642
Adjustments to reconcile net income to cash provided by operating activities:			
Stock-based compensation	54,095	52,161	57,179
Depreciation and amortization	171,249	151,652	142,831
Amortization of right-of-use lease assets and lease liability interest	67,495	75,117	76,653
Impairment and other (gains) losses	(3,116)	1,715	11,395
Deferred income taxes	10,439	(10,686)	19,443
Adjustment to deferred acquisition consideration	(7,467)	23,005	13,060
Loss (gain) on sale of business	2,245	—	(94,505)
Bargain purchase gain	(9,937)	—	—
Other, net	7,519	7,622	8,313
Changes in working capital:			
Accounts receivable	28,787	8,465	(58,704)
Expenditures billable to clients	12,012	(54,350)	(21,477)
Other current assets	(51,534)	(6,200)	1,153
Accounts payable	73,573	24,438	52,837
Accrued expenses and other liabilities	(42,244)	(28,658)	(24,647)
Advance billings	25,574	(22,651)	(41,137)
Current portion of lease liabilities – operating leases	(76,465)	(83,905)	(87,629)
Deferred acquisition related payments	(1,823)	(19,910)	(15,400)
Net cash provided by operating activities	291,028	142,859	81,007
Cash flows from investing activities:			
Capitalized software	(67,489)	(35,094)	(28,175)
Capital expenditures	(43,741)	(18,912)	(14,238)
Acquisitions, net of cash acquired	(6,179)	(103,254)	(23,339)
Proceeds from sale of business, net	10,850	—	229,484
Other	(7,119)	(5,212)	(7,781)
Net cash provided by (used in) investing activities	(113,678)	(162,472)	155,951
Cash flows from financing activities:			
Repayment of borrowings under revolving credit facility	(2,026,000)	(1,755,000)	(1,986,500)
Proceeds from borrowings under revolving credit facility	1,999,326	1,960,000	1,945,500
Shares repurchased and cancelled	(134,261)	(108,249)	(223,835)
Distributions to noncontrolling interests	(9,662)	(26,723)	(24,964)
Payment of deferred consideration	(33,343)	(29,774)	(49,221)
Purchase of noncontrolling interest	—	(3,316)	—
Debt financing and other costs	(6,077)	—	(844)
Net cash provided by (used in) financing activities	(210,017)	36,938	(339,864)

See Notes to the Audited Consolidated Financial Statements.

STAGWELL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(amounts in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Effect of exchange rate changes on cash and cash equivalents	5,865	(5,723)	2,054
Net increase (decrease) in cash and cash equivalents	(26,802)	11,602	(100,852)
Cash and cash equivalents at beginning of period	131,339	119,737	220,589
Cash and cash equivalents at end of period	$104,537	$131,339	$ 119,737
Supplemental Cash Flow Information:			
Cash income taxes paid	$ 22,952	$ 23,906	$ 45,538
Cash interest paid	94,420	91,050	87,068
Non-cash investing and financing activities:			
Shares issued for business acquisitions	15,300	47,082	8,332
Acquisitions of noncontrolling interest	—	27,207	22,172
Share issuances	—	341	—
Addition to deferred tax asset related to exchange of Paired Units	237,941	—	—
Addition to Tax Receivables Agreement liability related to exchange of Paired Units	229,684	—	—
Conversion of Class C to Class A shares	447,562	—	—
Shares and other non-cash payment for deferred acquisition consideration	21,827	18,208	32,820

See Notes to the Audited Consolidated Financial Statements.

STAGWELL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(amounts in thousands)

	Year Ended December 31, 2025									
	Common Shares — Class A		Common Shares — Class C							
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Stagwell Inc. Shareholders' Equity	Noncontrolling Interests	Shareholders' Equity
Balance at December 31, 2024	**114,847**	**$115**	**151,649**	**$ 2**	**$ 343,647**	**$11,740**	**$(23,773)**	**$ 331,731**	**$ 445,174**	**$ 776,905**
Net income	—	—	—	—	—	29,101	—	29,101	1,525	30,626
Other comprehensive income	—	—	—	—	—	—	30,222	30,222	6,027	36,249
Total other comprehensive income	—	—	—	—	—	29,101	30,222	59,323	7,552	66,875
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(7,173)	(7,173)
Changes in redemption value of RNCI, net of tax	—	—	—	—	—	(9,657)	—	(9,657)	—	(9,657)
Restricted awards granted or vested	5,853	6	—	—	1,160	—	—	1,166	—	1,166
Shares repurchased and cancelled	(25,684)	(27)	—	—	(134,234)	—	—	(134,261)	—	(134,261)
Restricted shares forfeited	(274)	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	48,560	—	—	48,560	—	48,560
Shares issued, acquisitions	5,881	6	—	—	32,061	—	—	32,067	—	32,067
Change in ownership held by Class C shareholders	—	—	—	—	(1,509)	—	—	(1,509)	1,509	—
Conversion of Class C to Class A shares	151,649	152	(151,649)	(2)	447,412	—	(25,701)	421,861	(421,861)	—
Other[(1)]	—	—	—	—	7,366	1,746	—	9,112	(7,227)	1,885
Balance at December 31, 2025	**252,272**	**$252**	**—**	**$—**	**$ 744,463**	**$32,930**	**$(19,252)**	**$ 758,393**	**$ 17,974**	**$ 776,367**

(1) The Other line within Paid-in Capital includes $8.1 million in connection with the conversion of Class C to Class A shares as this resulted in an adjustment between the deferred tax asset and the accrued TRA liability.

	Year Ended December 31, 2024									
	Common Shares — Class A		Common Shares — Class C							
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Stagwell Inc. Shareholders' Equity	Noncontrolling Interests	Shareholders' Equity
Balance at December 31, 2023	**118,469**	**$118**	**151,649**	**$ 2**	**$ 348,494**	**$ 21,148**	**$(13,067)**	**$ 356,695**	**$468,577**	**$ 825,272**
Net income	—	—	—	—	—	2,259	—	2,259	22,785	25,044
Other comprehensive loss	—	—	—	—	—	—	(10,706)	(10,706)	(15,569)	(26,275)
Total other comprehensive income (loss)	—	—	—	—	—	2,259	(10,706)	(8,447)	7,216	(1,231)
Distributions to noncontrolling interests[(1)]	—	—	—	—	—	—	—	—	(23,843)	(23,843)
Purchases of noncontrolling interest	—	—	—	—	(3,069)	—	—	(3,069)	(10,226)	(13,295)
Changes in redemption value of RNCI, net of tax	—	—	—	—	—	(11,669)	—	(11,669)	—	(11,669)
Restricted awards granted or vested	3,856	4	—	—	1,109	—	—	1,113	—	1,113
Shares repurchased and cancelled	(17,002)	(17)	—	—	(108,232)	—	—	(108,249)	—	(108,249)
Restricted shares forfeited	(96)	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	45,509	—	—	45,509	—	45,509
Change in ownership held by Class C shareholders	—	—	—	—	(5,886)	—	—	(5,886)	6,380	494
Shares issued, acquisitions	9,567	10	—	—	65,283	—	—	65,293	—	65,293
Other	53	—	—	—	439	2	—	441	(2,930)	(2,489)
Balance at December 31, 2024	**114,847**	**$115**	**151,649**	**$ 2**	**$ 343,647**	**$ 11,740**	**$(23,773)**	**$ 331,731**	**$445,174**	**$ 776,905**

(1) Distributions to noncontrolling interests include approximately $21.6 million to Class C shareholders

See Notes to the Audited Consolidated Financial Statements.

STAGWELL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)
(amounts in thousands)

	Year Ended December 31, 2023									
	Common Shares — Class A & B		Common Shares — Class C							
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Stagwell Inc. Shareholders' Equity	Noncontrolling Interests	Shareholders' Equity
Balance at December 31, 2022	**131,724**	**$132**	**160,909**	**$ 2**	**$ 491,899**	**$22,095**	**$(15,478)**	**$ 498,650**	**$430,164**	**$ 928,814**
Net income	—	—	—	—	—	134	—	134	41,508	41,642
Other comprehensive income	—	—	—	—	—	—	2,411	2,411	5,923	8,334
Total other comprehensive income	—	—	—	—	—	134	2,411	2,545	47,431	49,976
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(19,164)	(19,164)
Purchases of noncontrolling interest	—	—	—	—	3,257	—	—	3,257	—	3,257
Changes in redemption value of RNCI	—	—	—	—	—	(442)	—	(442)	—	(442)
Restricted awards granted or vested	5,548	6	—	—	462	—	—	468	—	468
Shares repurchased and cancelled	(35,527)	(36)	—	—	(225,469)	—	—	(225,505)	—	(225,505)
Restricted shares forfeited	(67)	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	49,674	—	—	49,674	—	49,674
Shares issued, acquisitions	7,530	8	—	—	41,152	—	—	41,160	—	41,160
Change in ownership held by Class C shareholders	—	—	—	—	(10,858)	—	—	(10,858)	10,858	—
Conversion of Class C to Class A shares	9,260	9	(9,260)	—	(9)	—	—	—	—	—
Other[(1)]	1	(1)	—	—	(1,614)	(639)	—	(2,254)	(712)	(2,966)
Balance at December 31, 2023	**118,469**	**$118**	**151,649**	**$ 2**	**$ 348,494**	**$21,148**	**$(13,067)**	**$ 356,695**	**$468,577**	**$ 825,272**

(1) The Other line within Paid-in Capital includes $1.6 million in connection with the modification of certain stock-appreciation rights from equity to cash-settled that were subsequently exercised in equity.

See Notes to the Audited Consolidated Financial Statements.

STAGWELL INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

Stagwell Inc. (together with its consolidated subsidiaries, unless the context requires otherwise, the "Company," "we," or "Stagwell"), incorporated under the laws of Delaware, operates a global network of technology-enabled marketing & advertising, media, data, and technology businesses ("Brands"). We help clients grow by delivering both discrete and integrated products and services, including self-service SaaS and DaaS. Our offerings address needs such as creative, communications strategy, digital transformation, experiences, technology solutions, and market research across its Marketing Services, Communications, Digital Transformation, Media & Commerce, and The Marketing Cloud segments that support clients in navigating change and achieving measurable results in a rapidly evolving business environment.

On September 30, 2025, the Company reorganized its organizational structure that aligned our segments. Refer to Note 18 of the Notes included herein for additional information.

The accompanying Audited Consolidated Financial Statements include the accounts of Stagwell and its subsidiaries. Stagwell has prepared the Audited Consolidated Financial Statements included herein in accordance with accounting principles generally accepted in the United States ("GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") for reporting financial information on this Annual Report on Form 10-K (this "Form 10-K"). The preparation of financial statements in conformity with GAAP requires us to make judgments, assumptions and estimates about current and future results of operations and cash flows that affect the amounts reported and disclosed. Actual results could differ from these estimates and assumptions.

The accompanying financial statements reflect all adjustments, consisting of normal recurring accruals, which in the opinion of management are necessary for a fair statement, in all material respects, of the information contained therein. Intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior year financial information to conform to the current year's presentation.

Recent Developments

On January 30, 2026, the Company acquired Wavelength, a digital advocacy and communications company, for an estimated purchase price of $10.2 million, of which approximately $4.6 million was paid in cash and approximately $5.6 million was paid in 863,624 shares of the Company's Class A Common Stock subject to post-closing adjustments. In connection with the acquisition, the sellers are eligible to earn contingent consideration up to a maximum value of $24.8 million, subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock, at the Company's discretion.

On March 4, 2026, the Board authorized an extension and a $350.0 million increase in the size of our previously approved stock repurchase program (the "Repurchase Program"). Under the Repurchase Program, as amended, we may repurchase up to an aggregate of $725.0 million of shares of our outstanding Class A Common Stock, with any previous purchases under the Repurchase Program continuing to count against that limit. The Repurchase Program will expire on March 4, 2029.

On March 11, 2026, pursuant to a resolution approved by independent members of the Board of Directors ("Board"), the Company repurchased 6,198,425 shares of Class A common stock, par value $0.001 per share ("Class A Common Stock"), at a price of $6.1677 per share, for a total of $38.2 million. The shares were purchased from executive officers and other employees to satisfy their tax obligations resulting from the Class C Exchange as described in Note 12 of the Notes included herein.

2. Significant Accounting Policies

The Company's significant accounting policies are summarized as follows:

Principles of Consolidation. The accompanying Audited Consolidated Financial Statements include the accounts of Stagwell Inc. and its domestic and international controlled subsidiaries that are not considered

variable interest entities, and variable interest entities for which the Company is the primary beneficiary. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates.   The preparation of the Audited Consolidated Financial Statements in conformity with GAAP requires management to make judgments, estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including goodwill, intangible assets, contingent deferred acquisition consideration, redeemable noncontrolling interests, deferred tax assets, right-of-use lease assets and the amounts of revenue and expenses reported during the period. These estimates are evaluated on an ongoing basis and are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances. These estimates require the use of assumptions about future performance, which are uncertain at the time of estimation. As of December 31, 2025, the effects of global macroeconomic and geopolitical uncertainty on the Company's business, results of operations and financial condition continue to evolve. As a result, many of the Company's estimates and assumptions continue to require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company's estimates may change materially in the future.

Fair Value.   The Company applies the fair value measurement guidance for financial assets and liabilities that are required to be measured at fair value and for non-financial assets and liabilities that are not required to be measured at fair value on a recurring basis, including goodwill, right-of-use lease assets and other identifiable intangible assets. See Note 16 of the Notes included herein for additional information regarding fair value measurements.

Concentration of Credit Risk.   Credit is granted to qualified clients in the ordinary course of business. Due to the diversified nature of the Company's client base, the Company does not believe that it is exposed to a concentration of credit risk. No sales to an individual client accounted for more than 4% and 3% for the years ended December 31, 2025 and 2024, respectively.

Cash and Cash Equivalents.   The Company's cash equivalents may comprise investments in overnight interest-bearing deposits, money market instruments and other short-term investments with original maturity dates of three months or less at the time of purchase. The Company has a concentration of credit risk in that there are cash deposits in excess of federally insured amounts and international cash balances that may not qualify for foreign government insurance programs. To date, the Company has not experienced any losses on cash and cash equivalents.

Allowance for Doubtful Accounts.   Trade receivables are stated at invoiced amounts less allowances for doubtful accounts. The allowances represent expected losses using a current expected credit loss model. The Allowance for doubtful accounts is based on expected future uncollectible accounts receivable and is estimated considering forecasts of future economic conditions in addition to information about past events and current conditions. Allowance for doubtful accounts was $11.7 million and $6.1 million as of December 31, 2025, and December 31, 2024, respectively.

Transfer of Accounts Receivable.   The Company transfers certain of its trade receivable assets to third parties under certain agreements. Per the terms of these agreements, the Company surrenders control over its trade receivables upon transfer. Accordingly, the Company accounts for the transfers as sales of trade receivables by recognizing an increase to cash and a decrease to accounts receivable when the receivables are transferred, with the proceeds being included in cash flows from operating activities in the Consolidated Statements of Cash Flows.

The trade receivables transferred to the third parties were $501.3 million, $435.6 million and $393.9 million, during the years ended December 31, 2025, 2024, and 2023, respectively. The trade receivables collected by the Company that were not remitted to the third parties under these arrangements were recorded in Accruals and other liabilities on the Audited Consolidated Balance Sheets and total $21.2 million as of December 31, 2025, $19.5 million as of December 31, 2024, and $1.8 million as of December 31, 2023. Fees for these arrangements were recorded in Office and general expenses on the Consolidated Statements of Operations and totaled $5.6 million, $5.8 million, and $5.4 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Expenditures Billable to Clients.   Expenditures billable to clients consist principally of outside vendor costs incurred on behalf of clients when providing services, in arrangements in which we are acting as agent, that have not yet been invoiced to clients. Such amounts are invoiced to clients at various times over the course of the period.

Fixed Assets.   Fixed assets are stated at cost, net of accumulated depreciation. Computer equipment and furniture and fixtures are depreciated on a straight-line basis over periods of three to ten years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the term of the related lease or the estimated useful life of the asset. Buildings are depreciated on a straight-line basis over periods of twenty to forty years. Land is stated at cost and is not depreciated. Repairs and maintenance costs are expensed as incurred.

Leases.   The Company recognizes on the Consolidated Balance Sheets, at the time of lease commencement, a right-of-use lease asset and a lease liability, initially measured at the present value of the lease payments. All right-of-use lease assets are reviewed for impairment. See Note 10 of the Notes included herein for further information on leases.

Goodwill.   Goodwill (the excess of the acquisition cost over the fair value of the net assets acquired) acquired as a result of a business combination is not amortized but rather tested for impairment, at the reporting unit level, annually as of October 1st of each year, or more frequently if indicators of potential impairment exist.

For the annual impairment test, the Company has the option of assessing qualitative factors to determine whether it is more likely than not that the carrying amount of a reporting unit exceeds its fair value or performing a quantitative goodwill impairment test. Qualitative factors considered in the assessment include industry and market considerations, the competitive environment, overall financial performance, changing cost factors such as labor costs, and other factors specific to each reporting unit such as change in management or key personnel.

If the Company elects to perform the qualitative assessment and concludes that it is more likely than not that the fair value of the reporting unit is more than its carrying amount, then goodwill is not considered impaired, and the quantitative impairment test is not necessary. For reporting units for which the qualitative assessment concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, or if the Company elects not to perform the qualitative assessment, the Company will perform the quantitative impairment test, which compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds the carrying amount of the net assets assigned to that reporting unit, goodwill is not considered impaired. However, if the fair value of the reporting unit is lower than the carrying amount of the net assets assigned to the reporting unit, an impairment charge is recognized equal to the excess of the carrying amount over the fair value.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The Company generally uses a combination of the income approach, which incorporates the use of the discounted cash flow ("DCF") method, and the market approach, which incorporates the use of earnings multiples based on market data and comparable companies. The Company applies an equal weighting to the income and market approaches for the impairment test. The income approach and the market approach both require the exercise of significant judgment, including judgment about the amount and timing of expected future cash flows, assumed terminal value and appropriate discount rates.

The DCF estimates incorporate expected cash flows that represent a spectrum of the amount and timing of possible cash flows of each reporting unit from a market participant perspective. The expected cash flows are developed from the Company's long-range planning process using projections of operating results and related cash flows based on assumed revenue growth rates, EBITDA margins, long-term growth rates, and appropriate discount rates based on a reporting unit's WACC as determined by considering the observable WACC of comparable companies and factors specific to the reporting unit. The terminal value is estimated using a constant growth method which requires an assumption about the expected long-term growth rate. The estimates are based on historical data and experience, industry projections, economic conditions, and the Company's expectations.

Definite Lived Intangible Assets. Definite lived intangible assets are subject to amortization over their useful lives. A straight-line amortization method is used over the estimated useful life which is representative of the pattern of how the economic benefits of the specific intangible asset is consumed.

Impairment of Long-lived Assets. Long-lived assets include fixed assets, right-of-use lease assets, and definite lived intangible assets, which are grouped at the level for which discrete financial information is available ("Asset Group"). An Asset Group is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such events occur, the Company compares the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the Asset Group to its carrying amount. If this comparison indicates that there is an impairment, the amount of the impairment is typically calculated using discounted expected future cash flows where observable fair values are not readily determinable. The discount rate applied to these cash flows is based on the Company's weighted average cost of capital ("WACC"), risk adjusted where appropriate, or another appropriate discount rate.

Business Combinations. Business combinations are accounted for using the acquisition method and accordingly, the assets acquired (including identified intangible assets), the liabilities assumed and any noncontrolling interest in the acquired business are recorded at their acquisition date fair values.

For each acquisition, the Company undertakes a detailed review to identify other intangible assets, and a valuation is performed for all such identified assets. The Company uses several market participant measurements to determine the estimated value. This approach includes consideration of similar and recent transactions, as well as utilizing discounted expected cash flow methodologies. A substantial portion of the intangible assets value that the Company acquires is the specialized know-how of the workforce, which is treated as part of goodwill and is not required to be valued separately. The majority of the value of the identifiable intangible assets acquired is derived from customer relationships, including the related customer contracts, as well as trademarks.

Deferred Acquisition Consideration. Certain acquisitions include an initial payment at the time of closing and provide for future additional contingent purchase price payments. Contingent purchase price obligations for these transactions are recorded as deferred acquisition consideration liabilities on the Consolidated Balance Sheets . Arrangements that are not contingent upon future employment are initially measured at the acquisition date fair value and are remeasured at each reporting period and are included within Office and general expenses on the Consolidated Statements of Operations. Arrangements that are contingent upon future employment are expensed over the respective vesting (employment) period and are included within Office and general expenses on the Consolidated Statements of Operations. These liabilities are derived from the projected performance of the acquired entity. These arrangements may be dependent on future events, such as the growth rate of the earnings of the relevant subsidiary during the contractual period. At each reporting date, the Company models each business' future performance, such as revenue and EBITDA growth, to estimate the value of each deferred acquisition consideration liability. The liability is adjusted quarterly based on changes in current information affecting each subsidiary's current operating results and the impact this information will have on future results included in the calculation of the estimated liability. These adjustments are recorded in Office and general expenses in the Consolidated Statements of Operations.

Redeemable Noncontrolling Interests. Certain of the Company's acquisitions include contractual arrangements where the noncontrolling shareholders may require the Company to purchase such noncontrolling shareholders' incremental ownership interests under certain circumstances. The Company sometimes has similar call options under the same contractual terms. The amount of consideration under these contractual arrangements is not a fixed amount, but rather is dependent upon various valuation formulas, such as the average earnings of the relevant subsidiary through the date of exercise or the growth rate of the earnings of the relevant subsidiary during that period. In the event that noncontrolling shareholders have a right to require the Company to purchase their ownership interest, the amounts are recorded in Redeemable Noncontrolling Interests in mezzanine equity on the Consolidated Balance Sheets at their acquisition date fair value and adjusted for changes to their estimated redemption value through Retained earnings or Paid-in capital (if at an accumulated deficit) in the Consolidated Balance Sheets (but not less than their initial redemption value), except for foreign currency translation adjustments. These adjustments will not impact the calculation of earnings (loss) per share if the redemption values are less than the estimated fair values.

Control to Control Subsidiary Purchases. Transactions involving the purchase, sale or issuance of interests of a subsidiary where control is maintained are recorded as an adjustment in the redeemable noncontrolling interests or noncontrolling interests, as applicable. Any difference between the purchase price and noncontrolling interest is recorded to Paid-in capital on the Consolidated Balance Sheets. In circumstances where the purchase of shares of an equity investment results in obtaining control, the existing carrying value of the investment is remeasured to the acquisition date fair value and any gain or loss is recognized in the Consolidated Statement of Operations.

Revenue Recognition. The Company's revenue is recognized when control of the promised services is transferred to our clients, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. See Note 5 of the Notes included herein for additional information.

Related Party Transactions. In the ordinary course of business, the Company enters into transactions with related parties, including its affiliates. The transactions may range in the nature and value of services underlying the arrangements. The Company provides marketing and advertising services to a client where the founder of the client has a significant interest in the Company and recorded $6.3 million and $4.9 million of related party revenue for the years ended December 31, 2025 and 2024, respectively. The related party revenue of the year ended December 31, 2023 was nil.

Cost of Services. Cost of services sold primarily consists of staff costs that are directly attributable to the Company's client engagements, as well as third-party direct costs of production and delivery of services to its clients. Cost of services sold does not include depreciation, amortization, and other office and general expenses that are not directly attributable to the Company's client engagements.

Deferred Financing Costs. The Company uses the straight-line method, which approximates the effective interest method, to amortize deferred financing costs within Interest expense, net on the Consolidated Statements of Operations.

Income Taxes. The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The Company records associated interest and penalties as a component of income tax expense. The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management evaluates on a quarterly basis all available positive and negative evidence considering factors such as the reversal of deferred income tax liabilities, taxable income in eligible carryback years, projected future taxable income, the character of the income tax asset, tax planning strategies, changes in tax laws and other factors. The periodic assessment of the net carrying value of the Company's deferred tax assets under the applicable accounting rules requires significant management judgment. A change to any of these factors could impact the estimated valuation allowance and income tax expense.

Stock-Based Compensation. Compensation cost for awards such as restricted stock and restricted stock units is measured at fair value at the date of grant and is expensed over the service period, generally the award's vesting period.

The Company has adopted the straight-line attribution method for determining the compensation cost to be recorded during each accounting period. Forfeitures for all awards are recognized as they occur. The Company commences recording compensation expense related to awards that are based on performance conditions under the straight-line attribution method when it is probable that such performance conditions will be met.

Certain of our awards are settled in cash (stock appreciation awards) and are recorded at fair value on the date of grant and remeasured at each reporting period. The measurement of the compensation cost for these awards is based on using the Black-Scholes option pricing model and is recorded in Operating income (loss) over the service period, in this case the award's vesting period. The assumption for expected volatility is based on a blended rate which includes historical volatility of a peer group of market participants and historical volatility of the Company.

Certain of the Company's subsidiaries grant awards to their employees providing them with an equity interest in the respective subsidiary (the "profits interests awards"). The awards generally provide the employee with the right, but not the obligation, to sell their profits interest in the subsidiary to the Company based on a performance-based formula and, in certain cases, receive a profit share distribution. The profits interests awards are primarily settled in cash, with certain awards having stock-settlement provisions at the Company's discretion. The corresponding liability associated with these profits interests awards is included as a component of Accruals and other liabilities and Other liabilities on the Consolidated Balance Sheets. See Note 14 of the Notes included herein for further details on these awards.

Share Buybacks. The Company may purchase shares of Class A Common Stock under its stock repurchase program (the "Repurchase Program") as well as repurchases outside of the Repurchase Program. The Company accounts for these repurchases by reducing the value of our Class A Common Stock for the par value of the shares repurchased and account for the difference between the price paid for the Class A Common Stock, excluding fees, and the par value of such stock to Paid-in capital. See Note 14 of the Notes included herein for further details of our share buyback plan.

Retirement Costs. The Company offers employees access to certain defined contribution retirement programs. Under the defined contribution plans, certain subsidiaries make annual contributions to participants' accounts which are subject to vesting. The Company's contribution expense pursuant to these plans was $24.5 million, $19.7 million, and $20.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

A subsidiary of the Company sponsors a frozen defined benefit pension plan providing benefits based on years of service and compensation. Net periodic pension income for the years ended December 31, 2025, 2024, and 2023 was $0.7 million, $0.2 million, and $0.3 million, respectively, reflecting interest cost, expected return on plan assets, and amortization of actuarial gains. The above components are included within Other, net on the Consolidated Statements of Operations. The Company recognized a gain on settlement of $0.3 million in 2025. The weighted-average discount rate and expected long-term return on plan assets used to determine 2025 net periodic cost were 5.75% and 7.00%, respectively.

The projected benefit obligation ("PBO") was $25.1 million and $24.8 million as of December 31, 2025 and December 31, 2024, respectively, and plan assets were $22.7 million and $23.4 million as of December 31, 2025 and December 31, 2024, respectively, resulting in an unfunded status of $2.3 million and $1.3 million as of December 31, 2025 and December 31, 2024, respectively. The discount rate used to measure the PBO was 5.23% and 5.75% as of December 31, 2025 and December 31, 2024, respectively.

Plan assets are invested in commingled funds and Level 1 mutual funds with a target allocation of 100% equity (actual 2025 allocation: 100% equity). Commingled funds are measured at the net asset value ("NAV") per unit, and as a practical expedient, is not classified within Levels 1, 2, or 3 of the fair value hierarchy.

Accumulated net actuarial gains included in accumulated other comprehensive income were $4.3 million and $6.8 million as of December 31, 2025 and December 31, 2024, respectively.

The Company contributed $0.7 million in 2025 and expects to contribute $0.6 million in 2026; estimated benefit payments are $1.8 million in 2026, $1.7 million in 2027, $1.7 million in 2028, $1.9 million in 2029, $1.9 million in 2030, and $9.2 million between 2031 and 2035.

Earnings (Loss) per Common Share. Basic earnings (loss) per common share is based upon the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per common share is based on the above, in addition, if dilutive, common share equivalents, which include stock appreciation rights, stock options, unvested restricted stock and restricted stock units, deferred acquisition consideration, redeemable noncontrolling interests, profits interests, as well as shares of Class C common stock, par value $0.00001 per share (the "Class C Common Stock").

Foreign Currency. The functional and reporting currency of the Company is the U.S. dollar. Generally, the Company's subsidiaries use their local currency as their functional currency. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rates during the periods presented. The resulting translation adjustments are recorded as a component of Accumulated other comprehensive income (loss) in the Shareholders' equity section of the

Consolidated Balance Sheets. Translation of intercompany transactions, which are not intended to be settled, are included within cumulative translation adjustments. When transactions are denominated or settled in currencies other than the entity's functional currency, foreign currency transaction unrealized and realized gains or losses are recognized. These gains and losses are recognized as incurred in the Consolidated Statements of Operations in Foreign, exchange, net.

3. New Accounting Pronouncements

In December 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2025-11, Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements ("ASU 2025-11"), to enhance the transparency and consistency of interim financial reporting by clarifying and expanding certain disclosure requirements in interim periods. ASU 2025-11 is effective for annual periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. The Company is evaluating the impact of these new requirements on its interim financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40) Targeted Improvements to the Accounting for Internal-Use Software ("ASU 2025-06"), to clarify the scope, capitalization criteria, and disclosure requirements for software costs that are accounted for under Subtopic 350-40 (referred to as "internal-use software"). ASU 2025-06 is effective for annual periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. The Company is evaluating the impact of these new requirements on the accounting for its internal-use software.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"), which provides practical expedients and clarifications for estimating expected credit losses on current accounts receivable and current contract assets. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The amendments are applied prospectively. The Company is evaluating the impact of these new requirements on its financial instruments accounting and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses ("ASU 2024-03"), to enhance the transparency and decision usefulness of financial information presented in the income statement by requiring disaggregated information about certain income statement expense line items. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is evaluating the impact of these new requirements on its income statement presentation and disclosures.

4. Acquisitions

2025 Acquisitions

Acquisition of ADK

On June 2, 2025, the Company acquired ADK Global ("ADK"), a network of marketing solutions companies operating in APAC region, for a purchase price of $21.7 million in cash. The Company recognized a bargain purchase gain of $9.9 million, which was included within Bargain purchase gain on the Consolidated Statements of Operations. The bargain purchase gain resulted primarily from the sellers' decision to divest certain loss-making operations on an expedited basis in connection with a broader transaction, as well as from significant foreign exchange and repatriation restrictions on cash held in certain jurisdictions, which limited the economic utility of those assets to the sellers and led to a purchase price below the fair value of the identifiable net assets acquired.

The consideration has been allocated to the assets acquired and assumed liabilities of ADK based upon fair values. The purchase price accounting is not yet final as the Company has not yet finalized its valuation procedures and may still make adjustments. The preliminary purchase price allocation is as follows:

	Amount
	(dollars in thousands)
Cash and cash equivalents	$34,200
Accounts receivable, net	19,522
Other current assets	3,025
Fixed assets	1,110
Right of use lease assets	1,111
Other assets	680
Accounts payable	(6,989)
Accrued media	(1,526)
Accruals and other liabilities	(9,957)
Advance billings	(7,378)
Current portion of lease liabilities – operating leases	(532)
Long-term lease liabilities – operating leases	(565)
Other liabilities	(1,092)
Net assets assumed	31,609
Bargain purchase gain	9,937
Purchase price consideration	$21,672

Acquisition of Jetfuel

On May 1, 2025, the Company acquired JetFuel Studio LLC and Powered by JetFuel LLC (collectively, "Jetfuel"), an experiential marketing company, for $22.2 million, consisting of $10.3 million paid in cash, $11.3 million paid in 2,017,857 shares of the Company's Class A Common Stock and $0.7 million paid in a deferred cash payment, subject to post-closing adjustments. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of $59.5 million, subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock, at the Company's discretion. The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Jetfuel and expected growth related to new customer relationships. Trade name of $1.0 million, Customer relationships of $6.5 million, and Goodwill of $11.9 million were assigned to the Marketing Services reportable segment. The goodwill is fully deductible for income tax purposes. The purchase price accounting is not yet final as the Company may still make adjustments due to changes in post-closing adjustments.

Acquisition of Create

On April 2, 2025, the Company acquired Create Group Holding Limited ("Create"), a strategic digital communications group in the Middle East, for $15.7 million, consisting of $11.5 million paid in cash, $4.0 million paid in 653,663 shares of the Company's Class A Common Stock, and $0.2 million paid in a deferred cash payment, subject to post-closing adjustments. On August 11, 2025, the Company paid $0.3 million to the sellers as a post-closing adjustment, which included the settlement of the $0.2 million deferred cash payment. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of approximately $24.0 million, subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock, at the Company's discretion. The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Create and expected growth related to new customer relationships. Trade name of $0.6 million, Customer relationships of $3.8 million, and Goodwill of $6.2 million were assigned to the Digital Transformation reportable segment. The goodwill is not deductible for income tax purposes. The purchase price accounting is not yet final as the Company may still make adjustments due to changes in post-closing adjustments.

The unaudited pro forma revenue and net income in 2025 for the individual acquisitions and in the aggregate were not materially different from the actual amounts of revenue and net income reported for these periods. Further, there were no material post-closing adjustments in 2025.

2025 Disposition

On October 30, 2025, the Company sold a Brand, which was included in the Marketing Services segment, for $11.5 million in cash resulting in a pre-tax loss of approximately $2.2 million. The divestiture did not represent a strategic shift that would have a major effect on the Company's consolidated results of operations, and therefore its results of operations were not reported as discontinued operations.

2024 Acquisitions

Acquisition of Unicepta

On December 19, 2024, the Company acquired UNICEPTA Holding GmbH ("Unicepta"), a global media monitoring and analytics platform, for 60.1 million Euros ("€") (approximately $62 million), of which €23.8 million (approximately $24 million) was paid in cash, €25.0 million (approximately $26 million) in 3,390,788 shares of the Company's Class A Common Stock , €0.7 million in a deferred cash payment (approximately $1 million), which was paid in January 2025, and €10.6 million (approximately $11 million) attributable to contingent consideration which is considered part of the purchase price, subject to post-closing adjustments. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of €40.0 million (approximately $42 million) subject to meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion.

The consideration has been allocated to the assets acquired and assumed liabilities of Unicepta based upon fair values. The purchase price allocation is as follows:

	Amount
	(dollars in thousands)
Cash and cash equivalents	$ 2,723
Accounts receivable, net	9,354
Other current assets	575
Right-of-use lease assets	5,911
Fixed assets	429
Identifiable intangible assets	36,833
Other assets	140
Accounts payable	(2,808)
Accruals and other liabilities	(8,463)
Advance billings	(951)
Current portion of lease liabilities – operating leases	(1,071)
Long-term lease liabilities – operating leases	(5,400)
Deferred tax liabilities, net	(10,500)
Other liabilities	(406)
Net assets assumed	26,366
Goodwill	36,048
Purchase price consideration	$ 62,414

The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Unicepta. Goodwill of $36.0 million was assigned to The Marketing Cloud reportable segment. The goodwill is not deductible for income tax purposes.

Intangible assets consist of trade names, customer relationships, and developed technology. We amortize purchased intangible assets on a straight-line basis over their respective useful lives. The weighted average life of the total acquired identifiable intangible assets is 10 years. The following table presents the details of identifiable intangible assets acquired:

	Estimated Fair Value	Estimated Useful Life in Years
	(dollars in thousands)	
Customer relationships	$22,083	12
Trade names	5,417	10
Developed Technology	9,333	5
Total acquired intangible assets	$36,833	

Acquisition of Consulum

On October 1, 2024, the Company acquired Consulum (Cayman) Limited ("Consulum"), a government advisory firm that provides public relations management and media and marketing services, for $82.8 million, of which $58.6 million was paid in cash, $12.9 million in 1,810,274 shares of the Company's Class A Common Stock, and $11.3 million was attributed to contingent consideration which is considered part of the purchase price. On January 29, 2025, the Company paid $0.1 million to the sellers as a post-closing adjustment. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of $90.0 million, partially subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion.

The consideration has been allocated to the assets acquired and assumed liabilities of Consulum based upon fair values. The purchase price allocation is as follows:

	Amount
	(dollars in thousands)
Cash and cash equivalents	$ 2,151
Accounts receivable, net	26,845
Other current assets	3,094
Right-of-use lease assets	2,173
Fixed assets	2,032
Identifiable intangible assets	57,200
Accounts payable	(2,078)
Accruals and other liabilities	(9,167)
Advance billings	(5,425)
Current portion of lease liabilities – operating leases	(983)
Long-term lease liabilities – operating leases	(1,065)
Deferred tax liabilities, net	(8,618)
Net assets assumed	66,159
Goodwill	16,687
Purchase price consideration	$82,846

The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Consulum. Goodwill of $16.7 million was assigned to the Communications reportable segment. The goodwill is not deductible for income tax purposes.

Intangible assets consist of trade names and customer relationships. We amortize purchased intangible assets on a straight-line basis over their respective useful lives. The weighted average life of the total acquired identifiable intangible assets is nine years. The following table presents the details of identifiable intangible assets acquired:

	Estimated Fair Value	Estimated Useful Life in Years
	(dollars in thousands)	
Customer relationships	$43,800	7
Trade names	13,400	10
Total acquired intangible assets	$57,200	

Acquisition of Team Epiphany

On January 2, 2024, the Company acquired Team Epiphany, LLC ("Team Epiphany"), a consumer marketing company, for $16.7 million, of which $11.7 million was paid in cash and $5.0 million in 797,916 shares of Class A Common Stock, subject to post-closing adjustments. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of $17.0 million, subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion.

The consideration has been allocated to the assets acquired and assumed liabilities of Team Epiphany based upon fair values. The purchase price allocation is as follows:

	Amount
	(dollars in thousands)
Cash and cash equivalents	$ 1,095
Accounts receivable, net	8,283
Expenditures billable to clients	4,823
Other current assets	402
Right-of-use lease assets	2,788
Fixed assets	184
Identifiable intangible assets	4,316
Accounts payable	(1,086)
Accruals and other liabilities	(664)
Advance billings	(8,808)
Current portion of lease liabilities – operating leases	(516)
Long-term lease liabilities – operating leases	(2,600)
Net assets assumed	8,217
Goodwill	8,452
Purchase price consideration	**$16,669**

The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Team Epiphany. Goodwill of $8.5 million was assigned to the Marketing Services reportable segment.

Intangible assets consist of trade names and customer relationships. We amortize purchased intangible assets on a straight-line basis over their respective useful lives. The weighted average life of the total acquired identifiable intangible assets is three years. The following table presents the details of identifiable intangible assets acquired:

	Estimated Fair Value	Estimated Useful Life in Years
	(dollars in thousands)	
Customer relationships	$3,767	3
Trade names	549	3
Total acquired intangible assets	$4,316	

Acquisition of Leaders

On July 19, 2024, the Company acquired L.D.R.S. Group Ltd. ("Leaders"), for 25.2 million Israeli New Shekels ("ILS") (approximately $7 million), of which 10.9 million ILS (approximately $3 million) was paid in cash, 3.5 million ILS (approximately $1 million) in 135,010 shares of the Company's Class A Common stock, and 10.9 million ILS (approximately $3 million) was attributed to contingent consideration which is considered part of the purchase price. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of 24.2 million ILS (approximately $7 million), partially subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion. The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Leaders and expected growth related to new customer relationships. Trade name of $0.6 million, Customer relationships of $0.7 million, and Goodwill of $4.9 million were assigned to The Marketing Cloud reportable segment. The goodwill is not fully deductible for income tax purposes.

Acquisition of PROS

On April 5, 2024, the Company acquired PROS Agency ("PROS"), for 42.1 million Brazilian reals ("R$") approximately $8.5 million) of which R$23.3 million ($4.7 million) was paid in cash, R$5.3 million ($1.1 million) was paid in 182,256 shares of Class A Common Stock, and R$13.5 million ($2.7 million) was attributed to contingent consideration which is considered part of the purchase price. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of R$72.5 million ($14.4 million), partially subject to continued employment, and meeting certain future earnings targets, of which a portion may be settled in shares of the Company's Class A Common Stock, at the Company's discretion. The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of PROS and expected growth related to new customer relationships. Trade name of $0.3 million, Customer relationships of $2.4 million, and Goodwill of $5.5 million were assigned to the Communications reportable segment. The goodwill is not fully deductible for income tax purposes.

Acquisition of WNP

On April 4, 2024, the Company acquired What's Next Partners ("WNP"), for €4.3 million (approximately $5 million) in cash. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of €8.5 million (approximately $9 million), partially subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of the Company's Class A Common Stock, at the Company's discretion. The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of WNP and expected growth related to new customer relationships. Trade name of $0.4 million, Customer relationships of $2.4 million, and Goodwill of $5.4 million were assigned to the Marketing Services reportable segment. The goodwill is not fully deductible for income tax purposes.

Acquisition of Sidekick

On March 1, 2024, the Company acquired Sidekick Live Limited ("Sidekick"), for 4.6 million British pounds ("£") (approximately $6 million) of which £3.6 million (approximately $5 million) was paid in cash, £0.1 million (approximately $0.2 million) was incurred as a certain payable to sellers, and £0.9 million (approximately $1 million) in 195,431 shares of Class A Common Stock. On February 12, 2025, the Company paid £0.3 million (approximately less than $0.3 million) to the sellers as a post-closing adjustment and for the settlement of a certain payable to sellers as noted above. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of £8.0 million (approximately $10 million), subject to continued employment requirements and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion. The excess of purchase consideration over the fair value of the net assets acquired was mainly recorded as goodwill, which is primarily attributable to the assembled workforce of Sidekick and expected growth related to new customer relationships. Customer relationships of $0.7 million, and Goodwill of $2.2 million was assigned to the Communications reportable segment. The goodwill is not fully deductible for income tax purposes.

The unaudited pro forma revenue and net income in 2024 for the individual acquisitions and in the aggregate were not materially different from the actual amounts of revenue and net income reported for these periods. Further, there were no material post-closing adjustments in 2024.

2023 Dispositions

On October 31, 2023, the Company sold ConcentricLife ("Concentric") to a strategic buyer for $245.0 million in cash resulting in a pre-tax gain of $94.5 million. The gain was recognized within Gain (loss) on sale of business on the Consolidated Statements of Operations. The divestiture did not represent a strategic shift that would have a major effect on the Company's consolidated results of operations, and therefore its results of operations were not reported as discontinued operations.

5. Revenue

The Company's revenue recognition policies are established in accordance with FASB's Accounting Standards Codification 606 — Revenue from Contracts with Customers ("ASC 606"), and accordingly, revenue is recognized when control of the promised goods or services is transferred to our clients, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

Stagwell's Brands provides an extensive range of services to its clients, offering a variety of marketing and communication capabilities including strategy, creative and production for advertising campaigns across a variety of platforms (digital, social media, television broadcast, and print), public relations services including strategy, editorial, crisis support or issues management, online fundraising, media training, influencer engagement and events management, and subscription-based software-as-a-service and data-as-a service models. We also provide media-based solutions to drive brand performance, including buying and planning across a range of platforms (out-of-home, paid search, social media, lead generation, programmatic, television broadcast), experiential marketing and application/website design and development.

The primary source of the Company's revenue is from Brand arrangements in the form of fees for services performed, commissions, and from performance incentives or bonuses, depending on the terms of the client contract. In all circumstances, revenue is only recognized when collection is reasonably assured. Certain of the Company's contractual arrangements have more than one performance obligation. For such arrangements, revenue is allocated to each performance obligation based on its relative stand-alone selling price. Stand-alone selling prices are determined based on the prices charged to clients on a stand-alone basis or using expected cost-plus margin.

The determination of our performance obligations is specific to the services included within each contract. Based on a client's requirements within the contract, and how these services are provided, multiple services could represent separate performance obligations or be combined and considered one performance obligation. Contracts that contain services that can be provided on a stand-alone basis, which are not significantly integrated or interdependent, and that do not significantly modify or customize each other, are typically considered separate performance obligations. Typically, these services are creative (or strategy), production, experiential marketing and media planning and media buying arrangements.

Certain of the Company's contracts consist of a single performance obligation. In these instances, the Company does not consider the underlying activities separate or distinct performance obligations because its services are highly interrelated, and the integration of the various components is essential to the overall promise to the Company's customer. Typically, these services are public relations, and application/website design and development. In other instances, the Company is engaged to provide marketing services, such online fundraising and brand performance media solutions, that include a variety of distinct activities performed throughout the contract term that are substantially the same and that are satisfied over time, and therefore the Company considers these to be one performance obligation.

We typically satisfy our performance obligations over time, as services are performed. Fees for services are typically recognized using input methods (direct labor hours, materials and third-party costs) that correspond with efforts incurred to date in relation to total estimated efforts to complete the contract. To a lesser extent, revenue is recognized using output measures, such as impressions or ongoing reporting. For client contracts when the Company has a stand-ready obligation to perform services, the Company recognizes revenue ratably using a time-based measure. In addition, for client contracts where the Company provides online subscription-based hosted services, it recognizes revenue ratably over the contract term. Point in time recognition primarily relates to certain commission-based contracts, which are recognized upon the placement of advertisements in various media when the Company has no further performance obligation.

Revenue is recognized net of sales and other taxes due to be collected and remitted to government authorities. The Company's contracts typically provide for termination by either party within 30 to 90 days. Although payment terms vary by client, they are typically within 30 to 60 days. In addition, the Company generally has the right to payment for all services provided through the end of the contract or termination date.

Within each contract, we identify whether the Company is principal or agent at the service level. In arrangements where the Company has substantive control over the service before transferring it to the client, and is primarily responsible for integrating the services into the final deliverables, we act as principal. In these arrangements, revenue is recorded at the gross amount billed. Accordingly, for these contracts the Company has included reimbursed expenses in revenue. In other arrangements where a third-party supplier, rather than the Company, is primarily responsible for the integration of services into the final deliverables, and thus the Company is solely arranging for the third-party supplier to provide these services to our client, we generally act as agent and record revenue equal to the net amount retained, when the fee or commission is earned. The role of Stagwell's Brands under a typical production services agreement is to facilitate a client's purchasing of production capabilities from a third-party production company in accordance with the client's strategy and guidelines. The obligation of Stagwell's Brands under typical media buying services is to negotiate and purchase advertising media from a third-party media vendor on behalf of a client to execute its media plan. Typically, we do not obtain control prior to transferring these services to our clients; therefore, we primarily act as agent for production and media buying services. In situations where we are primarily responsible for fulfillment or have discretion in pricing, we have concluded that we have obtained control and act as principal.

A small portion of the Company's contractual arrangements with clients include performance incentive provisions, which allow the Company to earn additional revenues as a result of its performance relative to both quantitative and qualitative goals. Incentive compensation is primarily estimated using the most likely amount method and is included in revenue up to the amount that is not expected to result in a reversal of a significant amount of cumulative revenue recognized. We recognize revenue related to performance incentives as we satisfy the performance obligation to which the performance incentives are related.

Disaggregated Revenue Data

The Company provides a broad range of services to a large base of clients across each of our segments globally. The primary source of revenue is from Brand arrangements in the form of fees for services performed, commissions, and from performance incentives or bonuses. Certain clients may engage with the Company in various geographic locations, across multiple disciplines, and through multiple Brands. Representation of a client rarely means that Stagwell handles marketing communications for all Brands or product lines of the client in every geographical location. The Company's Brands often cooperate with one another through referrals and the sharing of economics, services and expertise, which enables Stagwell to service clients' varied marketing needs by crafting custom integrated solutions.

As of December 31, 2025, Stagwell's Brands were located in the United States, the United Kingdom, and at least 33 other countries around the world. The Company continues to expand its global footprint to support clients in international markets.

The following table presents revenue disaggregated by geography based on where the services are performed for the years ended December 31:

Geographical Location	Reportable Segment	2025	2024	2023
		(dollars in thousands)		
United States	All	$2,245,529	$2,336,988	$2,058,883
United Kingdom	All (except Digital Transformation)	172,219	165,103	160,954
Other	All	491,252	339,125	307,340
		$2,909,000	$2,841,216	$2,527,177

See Note 18 of the Notes included herein for further discussion on disaggregated revenue data.

Unbilled Receivables and Contract Liabilities

Unbilled receivables consist of fees and reimbursable outside vendor costs incurred on behalf of clients when providing advertising, marketing and corporate communications services that have not yet been invoiced to clients. Such amounts are invoiced to clients at various times over the course of providing services. In arrangements in which we are acting as principal, unbilled receivables are included as a component of Accounts receivable on the Consolidated Balance Sheets. These receivables were $154.2 million and $135.9 million as of December 31, 2025 and December 31, 2024, respectively. In arrangements in which we are acting as agent, unbilled receivables pertaining to reimbursable vendor costs are included on the Consolidated Balance Sheets as Expenditures billable to clients. These assets were $164.7 million and $173.2 million as of December 31, 2025 and December 31, 2024, respectively.

Contract liabilities represent advanced billings to customers for fees and reimbursements of third-party costs, whether we act as principal or agent. Such fees and reimbursements of third-party costs are classified as Advance billings on the Company's Consolidated Balance Sheets. Advance billings as of December 31, 2025 and December 31, 2024, were $329.8 million and $294.6 million, respectively. Substantially all of the Advance billings balance as of December 31, 2024 was recognized as revenue in 2025, which included the incurrence and reimbursement of third-party costs where the Company acts as an agent.

The Company acquired an aggregate of $10.1 million in unbilled receivables in connection with the acquisitions of ADK and Create, and $7.4 million in contract liabilities in connection with the acquisition of ADK. See Note 4 of the Notes included herein for additional information related to these acquisitions.

Unsatisfied Performance Obligations

The majority of our contracts are for periods of one year or less. For those contracts with a term of more than one year, we had $17.0 million of unsatisfied performance obligations as of December 31, 2025, of which we expect to recognize approximately 83% in 2026, 15% in 2027, 2% in 2028, and thereafter.

6. Earnings Per Share

The following table presents the computations of basic and diluted earnings per common share for the year ended December 31, 2025 (amounts in thousands, except per share amounts):

	Year Ended December 31, 2025
Earnings Per Share – Basic	
Numerator:	
Net income	$ 30,626
Net loss attributable to Class C shareholders	6,637
Net income attributable to other equity interest holders	(8,162)
Net income attributable to noncontrolling and redeemable noncontrolling interests	(1,525)
Net income attributable to Stagwell Inc. common shareholders	$ 29,101
Denominator:	
Weighted average number of common shares outstanding	220,608
Earnings Per Share – Basic	$ 0.13
Earnings Per Share – Diluted	
Numerator:	
Net income attributable to Stagwell Inc. common shareholders	$ 29,101
Net loss attributable to Class C shareholders	(6,637)
	$ 22,464
Denominator:	
Basic – Weighted average number of common shares outstanding	220,608
Dilutive shares:	
Class C Shares	39,055
Stock Appreciation Rights and Restricted Awards	4,855
Employee Stock Purchase Plan shares	5
	43,915
Diluted – Weighted average number of common shares outstanding	264,523
Earnings Per Share – Diluted	$ 0.08
Anti-dilutive:	
Class A Shares to settle deferred acquisition obligations	5,748

The following table presents the computations of basic and diluted loss per common share for the year ended December 31, 2024 (amounts in thousands, except per share amounts):

	Year Ended December 31, 2024
Earnings Per Share – Basic	
Numerator:	
Net income	$ 25,044
Net income attributable to Class C shareholders	(17,144)
Net income attributable to other equity interest holders	(5,641)
Net income attributable to noncontrolling and redeemable noncontrolling interests	(22,785)
Net income attributable to Stagwell Inc. common shareholders	$ 2,259
Denominator:	
Weighted average number of common shares outstanding	110,890
Earnings Per Share – Basic	$ 0.02
Earnings Per Share – Diluted	
Numerator:	
Net income attributable to Stagwell Inc. common shareholders	$ 2,259
Denominator:	
Basic – Weighted average number of common shares outstanding	110,890
Dilutive shares:	
Stock appreciation rights	461
Restricted share and restricted unit awards	4,395
Employee Stock Purchase Plan shares	6
	4,862
Diluted – Weighted average number of common shares outstanding	115,752
Earnings Per Share – Diluted	$ 0.02
Anti-dilutive:	
Class C Shares	151,649
Class A Shares to settle deferred acquisition obligations	6,236

The following table presents the computations of basic and diluted earnings per common share for the year ended December 31, 2023 (amounts in thousands, except per share amounts):

	Year Ended December 31, 2023
Earnings Per Share – Basic	
Numerator:	
Net income	$ 41,642
Net income attributable to Class C shareholders	(39,066)
Net income attributable to other equity interest holders	(2,442)
Net income attributable to noncontrolling and redeemable noncontrolling interests	(41,508)
Net income attributable to Stagwell Inc. common shareholders	$ 134
Denominator:	
Weighted Average number of common shares outstanding	117,259
Earnings Per Share – Basic	$ —
Earnings Per Share – Diluted	
Numerator:	
Net income attributable to Stagwell Inc. common shareholders	$ 134
Denominator:	
Basic – Weighted Average number of common shares outstanding	117,259
Dilutive shares:	
Stock appreciation rights	421
Restricted share and restricted unit awards	4,485
Employee Stock Purchase Plan shares	5
	4,911
Diluted – Weighted average number of common shares outstanding	122,170
Earnings Per Share – Diluted	$ —
Anti-dilutive:	
Class C Shares	154,972
Class A Shares to settle deferred acquisition obligations	5,127

Restricted stock awards of 3.5 million, 3.1 million and 2.9 million shares as of December 31, 2025, 2024, and 2023, respectively, were excluded from the computation of diluted earnings per common share because the performance contingencies necessary for vesting were not met as of the reporting date.

7. Fixed Assets

The following table presents the Company's fixed assets as reported on the Consolidated Balance Sheets as of December 31:

	2025			2024		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Computer equipment, furniture and fixtures	$ 81,088	$ (58,580)	$22,508	$ 70,627	$ (47,424)	$23,203
Leasehold improvements	100,151	(56,373)	43,778	106,380	(56,877)	49,503
Land and building	6,812	(17)	6,795	—	—	—
	$188,051	$(114,970)	$73,081	$177,007	$(104,301)	$72,706

Depreciation expense for the years ended December 31, 2025, 2024, and 2023 was $25.6 million, $29.2 million and $29.0 million, respectively.

8. Goodwill and Intangible Assets

On September 30, 2025, the Company reorganized its organizational structure to better reflect how the Company manages its business and goes to market, to simplify reporting and to provide clearer visibility into performance trends across its service offerings. See Note 18 of the Notes included herein for additional information.

In accordance with ASC 350-20, Intangibles — Goodwill and Other: Goodwill, when changes occur in the composition of reporting units, the Company is required to reallocate goodwill to the affected reporting units using a relative fair value approach and perform goodwill impairment testing for impacted reporting units both immediately before and after the reorganization. As part of the reorganization, goodwill was reallocated using the income approach, which incorporated the use of the DCF method. The Company performed the required goodwill impairment assessments as of the date of the reorganization and during its annual impairment testing on October 1, 2025. The assessment indicated that the estimated fair value of each impacted reporting unit exceeded its carrying amount both immediately prior to and immediately subsequent to the reallocation of goodwill. Accordingly, no goodwill impairment was recognized. The Company recast the carrying amount of goodwill to align with the new segment structure for comparative purpose.

The following table presents the Company's recast of goodwill as reported on the Consolidated Balance Sheets as of December 31:

	Marketing Services	Digital Transformation	Media & Commerce	Communications	The Marketing Cloud	Total
Balance at December 31, 2023 . .	$501,076	$303,263	$416,052	$229,475	$48,949	$1,498,815
Acquired goodwill	13,845	—	368	23,520	38,175	75,908
Disposition	—	—	—	—	(7,699)	(7,699)
Foreign currency translation . . .	(7,015)	—	(2,660)	(2,516)	35	(12,156)
Other[1]	9	(731)	—	—	—	(722)
Balance at December 31, 2024 . .	$507,915	$302,532	$413,760	$250,479	$79,460	$1,554,146
Acquired goodwill	11,881	6,184	—	—	—	18,065
Disposition	(5,684)	—	—	—	—	(5,684)
Foreign currency translation . . .	10,849	1	6,678	2,433	4,395	24,356
Other[1]	—	—	—	266	4,089	4,355
Balance at December 31, 2025 . .	$524,961	$308,717	$420,438	$253,178	$87,944	$1,595,238

(1) Includes adjustments associated with the finalization of purchase price accounting for acquisitions.

The following presents the Company's gross and net amounts of intangible assets other than goodwill as reported on the Consolidated Balance Sheets as of December 31:

Intangible Assets	2025	2024
Customer relationships, gross	$ 960,667	$ 939,227
Accumulated amortization	(380,115)	(293,581)
Customer relationships, net	$ 580,552	$ 645,646
Trade names, gross	$ 215,500	208,549
Accumulated amortization	(112,192)	(94,687)
Trade names, net	$ 103,308	$ 113,862
Capitalized software, gross	$ 206,280	$ 104,017
Accumulated amortization	(85,540)	(49,597)
Capitalized software, net	$ 120,740	$ 54,420
Developed technology and other, gross	$ 54,688	$ 37,890
Accumulated amortization	(25,040)	(15,035)
Developed technology and other, net	$ 29,648	$ 22,855
Total intangible assets, gross	$1,437,135	$1,289,683
Accumulated amortization	(602,887)	(452,900)
Total intangible assets, net	$ 834,248	$ 836,783

The weighted average amortization period for customer relationships is fourteen years, trade names is twelve years, capitalized software is three years, and developed technology and other intangible assets is four years. In total, the weighted average amortization period is thirteen years. Amortization expense related to amortizable intangible assets for the years ended December 31, 2025, 2024, and 2023 was $145.4 million, $121.6 million, and $112.2 million, respectively.

The estimated amortization expense for the five succeeding years is as follows:

Year	Amortization
2026	$148,450
2027	138,301
2028	113,073
2029	92,389
2030	70,244
Thereafter	271,791
Total	$834,248

9. Deferred Acquisition Consideration

The following table presents changes in deferred acquisition consideration and a reconciliation to the amounts reported on the Consolidated Balance Sheets as of December 31:

	2025	2024
	(dollars in thousands)	
Beginning balance	$102,115	$101,058
Payments[1]	(56,982)	(67,895)
Adjustments to deferred acquisition consideration[2]	(7,467)	23,005
Additions[3]	—	46,598
Currency translation adjustment	2,378	(651)
Ending balance[4]	$ 40,044	$102,115

(1) Includes deferred acquisition consideration payments settled in shares of Class A Common Stock and other forms of payment of $21.8 million and $18.2 million for the years ended December 31, 2025 and 2024, respectively.

(2) Adjustments to deferred acquisition consideration contains fair value changes from the Company's initial estimates of deferred acquisition payments and accretion of expense as awards are earned over the vesting period.

(3) Additions in 2024 of $46.6 million include $28.1 million related to the Company's acquisitions. See Note 4 of the Notes included herein for additional information. It also includes $17.0 million related to a reclassification from redeemable noncontrolling interest to deferred acquisition consideration in connection with the purchase of the remaining 40% interest the Company did not previously own in a certain Brand. The amount was paid in full as of December 31, 2025.

(4) The deferred acquisition consideration as of December 31, 2025 and December 31, 2024 includes $13.6 million and $38.4 million, respectively, expected to be settled in shares of Class A Common Stock.

10. Leases

The Company leases office space in North America, Europe, Asia, South America, the Middle East, Africa and Australia. These spaces are primarily used for office and administrative purposes by the Company's employees in performing professional services. These leases are classified as operating leases and expire between years 2026 through 2036. The Company's finance leases are immaterial.

The Company's leasing policies are established in accordance with ASC 842, and accordingly, the Company recognizes on the balance sheet at the time of lease commencement a right-of-use lease asset and a lease liability, initially measured at the present value of the lease payments. Right-of-use lease assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. All right-of-use lease assets are reviewed for impairment. As the Company's implicit rate in its leases is not readily determinable, in determining the present value of lease payments, the Company uses its incremental borrowing rate based on the information available at the commencement date. Lease payments included in the measurement of the lease liability comprise of non-cancellable lease payments, payments based upon an index or rate, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Lease costs are recognized on the Consolidated Statements of Operations over the lease term on a straight-line basis. Leasehold improvements are depreciated on a straight-line basis over the lesser of the term of the related lease or the estimated useful life of the asset.

Some of the Company's leases contain variable lease payments, including payments based upon an index or rate. Variable lease payments based upon an index or rate are initially measured using the index or rate in effect at the lease commencement date and are included within the lease liabilities. Lease liabilities are not remeasured as a result of changes in the index or rate, rather changes in these types of payments are recognized in the period in which the obligation for those payments is incurred. In addition, some of our leases contain variable payments for utilities, insurance, real estate tax, repairs and maintenance, and other variable operating expenses. Such amounts are not included in the measurement of the lease liability and are recognized in the period when the facts and circumstances which the variable lease payments are based upon occur. The Company has elected the practical expedient to not separate the lease components from the nonlease components.

Some of the Company's leases include options to extend or renew the leases through 2044. The renewal and extension options are not included in the lease term as the Company is not reasonably certain that it will exercise its option.

From time to time, the Company enters into sublease arrangements with unrelated third parties. These subleases are classified as operating leases and expire between years 2026 and 2032. Sublease income is recognized over the lease term on a straight-line basis. Currently, the Company subleases office space in North America and Europe.

The discount rate used for leases accounted for under ASC 842 is the Company's collateralized credit adjusted borrowing rate.

The following table presents lease costs and other quantitative information for the years ended December 31:

	2025	2024	2023
	(dollars in thousands)		
Lease Cost:			
Operating lease cost	$67,495	$75,117	$76,750
Variable lease cost	21,211	23,782	20,924
Sublease rental income	(8,182)	(8,404)	(9,659)
Total lease cost	$80,524	$90,495	$88,015
Additional information:			
Cash paid for amounts included in the measurement of lease liabilities for operating leases			
Operating cash flows	$77,427	$85,283	$88,955
Right-of-use lease assets obtained in exchange for operating lease liabilities and other non-cash adjustments	$41,404	$22,105	$37,259

As of December 31, 2025, the weighted average remaining lease term was 5.3 years, and the weighted average discount rate was 5.8%.

Operating lease expense is included in Office and general expenses in the Consolidated Statements of Operations. The Company's lease expense for leases with a term of 12 months or less was immaterial.

As of December 31, 2025, the Company had entered into three operating leases for which the commencement date had not yet occurred because the premises were being prepared for occupancy by the landlords. Accordingly, these leases represent obligations of the Company that were not reflected within the Consolidated Balance Sheets as of December 31, 2025. The aggregate future liabilities related to these leases were $13.5 million as of December 31, 2025.

The following table presents minimum future rental payments under the Company's leases as of December 31, 2025 and their reconciliation to the corresponding lease liabilities:

	Maturity Analysis
	(dollars in thousands)
2026	$ 67,812
2027	65,386
2028	59,006
2029	49,095
2030	45,225
Thereafter	41,443
Total	327,967
Less: Present value discount	(48,184)
Lease liability	$279,783

11. Debt

The following tables present the Company's indebtedness as reported on the Consolidated Balance Sheets as of December 31:

	2025	2024
	(dollars in thousands)	
Credit Agreement	$ 237,326	$ 264,000
5.625% Notes	1,100,000	1,100,000
Debt issuance costs	(11,313)	(10,376)
Total long-term debt	$1,326,013	$1,353,624

Interest expense related to long-term debt included in Interest expense, net on the Consolidated Statements of Operations for the years ended December 31, 2025, 2024, and 2023 was $94.5 million, $91.4 million, and $88.7 million respectively.

The amortization of debt issuance costs included in Interest expense, net on the Consolidated Statements of Operations for the years ended December 31, 2025, 2024, and 2023 was $2.9 million and $2.8 million, and $3.2 million respectively.

Revolving Credit Agreement

The Company is party to a senior secured revolving credit facility with a five-year maturity with a syndicate of banks (the "Credit Agreement"). On April 23, 2025, the Company entered into the Second Amended and Restated Credit Agreement, which increased the limit of borrowing from $640 million to $750 million and extended the maturity date from August 3, 2026 to April 23, 2030. The Company recorded deferred financing cost related to the amendment of $3.8 million, which was included in Long-term debt on the Consolidated Balance Sheets.

The Credit Agreement contains sub-limits for revolving loans denominated in pounds and euros not to exceed the U.S. dollar equivalent of $50.0 million in pounds and $50.0 million in euros and $100.0 million in the aggregate. Additionally, the Credit Agreement contains a $15.0 million sub-limit for letters of credit denominated in pounds, euros or saudi riyals and any alternative currency that is agreed among the Borrowers, the applicable Issuing Bank and the Administrative Agent.

Borrowings pursuant to the Credit Agreement bear interest at a rate equal to, at the Company's option, (i) the greatest of (a) the prime rate of interest in effect on such day, (b) the federal funds effective rate plus 0.50% and (c) the Secured Overnight Financing Rate ("SOFR"), plus 1% in each case, plus the applicable margin (calculated based on the Company's Total Leverage Ratio, as defined in the Credit Agreement) at that time or (ii) the SOFR rate plus the applicable margin (calculated based on the borrowers' total leverage ratio) at that time.

Advances under the Credit Agreement may be prepaid in whole or in part from time to time without penalty or premium. The Credit Agreement commitment may be reduced by the Company from time to time. Principal amounts outstanding under the Credit Agreement are due and payable in full at maturity on April 23, 2030.

The Credit Agreement contains a number of financial and non-financial covenants and is guaranteed by substantially all of our present and future subsidiaries, subject to customary exceptions. The Company was in compliance with all covenants as of December 31, 2025.

A portion of the Credit Agreement in an amount not to exceed $50.0 million is available for the issuance of standby letters of credit. As of December 31, 2025 and December 31, 2024, the Company had issued undrawn outstanding letters of credit of $15.1 million and $15.3 million, respectively.

Senior Notes

The Company had $1.1 billion aggregate principal amount of 5.625% senior notes ("5.625% Notes") outstanding as of December 31, 2025. The 5.625% Notes are due August 15, 2029, and bear annual interest of 5.625% to be paid semiannually on February 15 and August 15 of each year.

The 5.625% Notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries. The 5.625% Notes rank (i) equally in right of payment with all of the Company's or any guarantor's existing and future unsubordinated indebtedness, (ii) senior in right of payment to the Company's or any guarantor's existing and future subordinated indebtedness, (iii) effectively subordinated to any of the Company's or any guarantor's existing and future secured indebtedness to the extent of the collateral securing such indebtedness, including the Credit Agreement, and (iv) structurally subordinated to all existing and future liabilities of the Company's subsidiaries that are not guarantors.

Our obligations under the 5.625% Notes are unsecured and are effectively junior to our secured indebtedness to the extent of the value of the collateral securing such secured indebtedness. Borrowings under the Credit Agreement are secured by substantially all of the assets of the Company, and any existing and future subsidiary guarantors, including all of the capital stock of each restricted subsidiary.

The Company may, at its option, redeem the 5.625% Notes in whole at any time or in part from time to time, on and after August 15, 2024 at a redemption price of 102.813% of the principal amount thereof if redeemed during the twelve-month period beginning on August 15, 2024, at a redemption price of 101.406% of the principal amount thereof if redeemed during the twelve-month period beginning on August 15, 2025 and at a redemption price of 100% of the principal amount thereof if redeemed on August 15, 2026 and thereafter.

If the Company experiences certain kinds of changes of control (as defined in the indenture), holders of the 5.625% Notes may require the Company to repurchase any 5.625% Notes held by them at a price equal to 101% of the principal amount of the 5.625% Notes plus accrued and unpaid interest. In addition, if the Company sells assets under certain circumstances, it may be required to use the net sale proceeds (as defined in the indenture) to offer to repurchase the 5.625% Notes at a price equal to 100% of the principal amount of the 5.625% Notes plus accrued and unpaid interest, up to the net sale proceeds amount.

The indenture includes covenants that, among other things, restrict the Company's ability and the ability of its restricted subsidiaries (as defined in the indenture) to incur or guarantee additional indebtedness; pay dividends on or redeem or repurchase the capital stock of the Company; make certain types of investments; create restrictions on the payment of dividends or other amounts from the Company's restricted subsidiaries; sell assets; enter into transactions with affiliates; create liens; enter into sale and leaseback transactions; and consolidate or merge with or into, or sell substantially all of the Company's assets to, another person. These covenants are subject to a number of limitations and exceptions. The 5.625% Notes are also subject to certain covenants and customary events of default, including cross-payment default and cross-acceleration provisions. The Company was in compliance with all covenants as of December 31, 2025.

12. Noncontrolling and Redeemable Noncontrolling Interests

When acquiring less than 100% ownership of an entity, the Company may enter into agreements that give the Company an option to purchase, or require the Company to purchase, the incremental ownership interests under certain circumstances. Where the option to purchase incremental ownership is within the Company's control, the amounts are recorded as Noncontrolling interests within Shareholders' Equity in the Consolidated Balance Sheets. Where the incremental purchase may be required of the Company, the amounts are recorded as Redeemable noncontrolling interests in mezzanine equity in the Consolidated Balance Sheets at their estimated acquisition date redemption value and adjusted at each reporting period for changes to their estimated redemption value through Retained earnings (but not less than their initial redemption value), except for foreign currency translation adjustments.

The following table presents Net income (loss) attributable to noncontrolling and redeemable noncontrolling interests between Class C shareholders and other equity interest holders for the years ended December 31:

	2025	2024	2023
	(dollars in thousands)		
Net income (loss) attributable to Class C shareholders	$(6,637)	$17,144	$39,066
Net income attributable to other equity interest holders	916	2,636	3,076
Net income (loss) attributable to noncontrolling interests	$(5,721)	$19,780	$42,142
Net income (loss) attributable to redeemable noncontrolling interests	7,246	3,005	(634)
Net income attributable to noncontrolling and redeemable noncontrolling interests	$ 1,525	$22,785	$41,508

The following table presents noncontrolling interests between Class C shareholders and other equity interest holders as of December 31:

	December 31, 2025	December 31, 2024
	(dollars in thousands)	
Noncontrolling interest of Class C shareholders[1]	$ —	$423,428
Noncontrolling interest of other equity interest holders	17,974	21,746
Total noncontrolling interests	$17,974	$445,174

---

(1) On April 4, 2025, Stagwell Media LP ("Stagwell Media") exercised in full its right to exchange all of its 151,648,741 shares of Class C Common Stock for an equal number of newly issued shares of Class A Common Stock (the "Class C Exchange"). Following the Class C Exchange, the Company no longer has any Noncontrolling interest of Class C shareholders as of December 31, 2025.

The following table presents changes in redeemable noncontrolling interests for the years ended December 31:

	December 31, 2025	December 31, 2024
	(dollars in thousands)	
Beginning balance	$ 8,412	$ 10,792
Redemptions[1]	—	(17,039)
Additions	2,048	1,127
Distributions	(2,489)	(2,880)
Changes in redemption value[2]	9,657	13,363
Net income attributable to redeemable noncontrolling interests[3] . .	7,246	3,005
Currency translation adjustment	94	44
Ending balance	$24,968	$ 8,412

---

(1) Redemptions for the year ended December 31, 2024 was associated with redeemable noncontrolling interest of a certain Brand we did not previously own. The amount was reclassified as a deferred acquisition contingent obligation (see Note 9).

(2) Changes in redemption value are the fair value changes from the acquisition date redemption value based on the options held by the minority interest holders, adjusted through Retained earnings.

(3) Net income attributable to redeemable noncontrolling interests includes profit sharing adjustments related to future earnings of the Company.

The noncontrolling shareholders' ability to exercise any such option right is subject to the satisfaction of certain conditions, including conditions requiring notice in advance of exercise and specific employment termination conditions. In addition, these rights cannot be exercised prior to specified staggered exercise dates.

The exercise of these rights at their earliest contractual date would result in obligations of the Company to fund the related amounts between 2026 and 2031. It is not determinable, at this time, if or when the owners of these rights will exercise all or a portion of these rights.

These adjustments will not impact the calculation of earnings (loss) per share if the redemption values are less than the estimated fair values. As such, there is no related impact on the Company's earnings (loss) per share calculations for the years ended December 31, 2025 and 2024.

13. Commitments, Contingencies, and Guarantees

Legal Proceedings. The Company's operating entities are involved in legal proceedings and regulatory inquiries of various types. While any litigation or investigation contains an element of uncertainty, the Company has no reason to believe that the outcome of such proceedings or claims will have a material adverse effect on the financial condition and results of operations of the Company.

Guarantees. Generally, the Company has indemnified the purchasers of certain assets in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification guarantees typically extend for a number of years. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying Audited Consolidated Financial Statements with respect to these indemnification guarantees. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred and would recognize any such losses under any guarantees or indemnifications in the period when those losses are probable and estimable.

Commitments. In the ordinary course of business, the Company enters into certain commitments. The following details the significant commitments of the Company as of December 31, 2025:

The Company had $15.1 million of undrawn letters of credit outstanding. See Note 11 of the Notes included herein for additional information.

The Company entered into three operating leases for which the commencement date has not yet occurred. See Note 10 of the Notes included herein for additional information.

The Company enters into long-term, non-cancellable contracts with partner associations that include revenue or profit-sharing commitments related to the provision of its services. These contracts may also include provisions that require the partner associations to meet certain performance targets prior to any obligation to the Company. As of December 31, 2025, the Company estimates its future minimum commitments under these non-cancellable agreements to be $7.8 million, $6.2 million, $3.5 million, $3.3 million and $1.3 million for 2026, 2027, 2028, 2029 and 2030, respectively.

The Company is party to a long-term, non-cancellable contract with a certain vendor for cloud services that requires the Company to commit to minimum spending over the contract term. As of December 31, 2025, the Company estimates its future minimum commitments under this agreement to be $7.3 million, $10.5 million, $12.6 million and $15.4 million for 2026, 2027, 2028 and 2029, respectively.

The Company is party to a long-term, non-cancellable contract with a certain vendor for a software license agreement that requires the Company to commit to minimum spending over the contract term. As of December 31, 2025, the Company estimates its future minimum commitments under this agreement to be $20.0 million and $21.8 million for 2026 and 2027, respectively.

14. Share Capital

The authorized and outstanding share capital of the Company is below.

Class A Common Stock

There are 1.0 billion shares of Class A Common Stock authorized, of which 252.3 million shares were issued and outstanding as of December 31, 2025. Each share of Class A Common Stock carries one vote and represents an economic interest in the Company.

Class C Common Stock

There are 250.0 million authorized shares of Class C Common Stock as of December 31, 2025. Each share of Class C Common Stock carries one vote and does not represent an economic interest in the Company. Each share of Class C Common Stock is paired with a corresponding common unit of Stagwell Global LLC ("OpCo"), the Company's only operating subsidiary (each such paired share of Class C Common Stock and common unit of OpCo, a "Paired Unit"). Each holder of Paired Units may, at its option, exchange such Paired Units for shares of Class A Common Stock on a one-to-one basis (i.e., one Paired Unit for one share of Class A Common Stock). On April 4, 2025, Stagwell Media exercised in full its right to exchange all of its 151,648,741 shares of Class C Common Stock, together with the Paired Units in OpCo, for an equal number of newly issued shares of Class A Common Stock. Following the Class C Exchange, the Company no longer has any shares of Class C Common Stock outstanding as of December 31, 2025.

Class A Common Stock Repurchases

The Company may purchase shares of outstanding Class A Common Stock under its Repurchase Program. Under the Repurchase Program, share repurchases may be made at our discretion from time to time in open market transactions at prevailing market prices, including through trading plans that may be adopted in accordance with Rule 10b5-1 of the Exchange Act, as amended, in privately negotiated transactions, or through other means. The timing and number of shares repurchased under the Repurchase Program will depend on a variety of factors, including the performance of our stock price, general market and economic conditions, regulatory requirements, the availability of funds, and other considerations we deem relevant. The Repurchase Program may be suspended, modified, or discontinued at any time without prior notice. Our Board of Directors will review the Repurchase Program periodically and may authorize adjustments of its terms.

During the year ended December 31, 2025, 23.1 million shares of Class A Common Stock were repurchased pursuant to the Repurchase Program at an average price of $5.12 per share, for an aggregate value, excluding fees, of $118.4 million. Additionally, during the year ended December 31, 2025, 2.6 million shares were withheld for taxes from the Class A Common Stock vested during the period.

The remaining value of shares of Class A Common Stock permitted to be repurchased under the Repurchase Program was $51.1 million as of December 31, 2025. See Note 1 for information regarding the Board's authorization to extend and increase the size of share repurchases under the Repurchase Program.

Stock-based Awards

The Company's outstanding stock-based awards consist of restricted stock units, restricted stock, stock options, and stock appreciation rights ("SAR awards"). The total number of shares authorized that remained available to be issued for future awards was 14.3 million as of December 31, 2025.

For the years ended December 31, 2025, 2024, and 2023, the Company recognized total stock-based compensation expense related to all stock compensation awards of $47.9 million, $44.9 million, and $51.2 million, respectively. The related income tax benefit for the years ended December 31, 2025, 2024, and 2023 was $9.0 million, $4.7 million, and $6.3 million, respectively.

The following tables summarize stock-based activity of awards authorized under our employee stock incentive plans and awards (such as inducement awards) and other share-based commitments that have met the requirements to be issued separate from shareholder-approved stock incentive plans.

The following table presents information about time-based and performance-based restricted stock and restricted stock unit awards:

	Time-Based Awards		Performance-Based Awards	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2024	6,645	$6.43	4,537	$6.55
Granted	9,442	5.64	1,697	6.17
Vested	(5,784)	6.40	(1,180)	7.18
Forfeited	(444)	6.08	(267)	6.96
Balance at December 31, 2025	9,859	$5.71	4,787	$6.24

The weighted average grant date fair value of time-based awards granted in 2024 and 2023 was $6.22 and $7.19 per share, respectively. The weighted average grant date fair value of performance-based awards granted in 2024 and 2023 was $5.56 and $7.24 per share, respectively.

The vesting of the performance-based awards is contingent primarily upon the Company meeting certain cumulative revenue and earnings targets, primarily three years, and continued employment through the vesting date. The term of the time-based awards is generally three years with vesting generally one to three years. The vesting period of the time-based and performance-based awards is generally commensurate with the requisite service period.

The total fair value of restricted stock and restricted stock unit awards, which vested during the years ended December 31, 2025, 2024, and 2023, was $34.7 million, $33.3 million, and $38.4 million respectively. At December 31, 2025, the weighted average remaining contractual life for time-based and performance-based awards was 0.93 years and 1.26 years, respectively.

At December 31, 2025, the unrecognized compensation expense for time-based awards was $25.3 million and will be recognized over a weighted average period of 0.93 years.

At December 31, 2025, the unrecognized compensation expense for performance-based awards was $12.4 million and will be recognized over a weighted average period of 1.26 years.

The following table presents information about SAR and stock option awards:

	SAR and Stock Option Awards		
	Shares	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price
Balance at December 31, 2024	2,622	$2.44	$6.42
Granted	1,400	5.63	5.63
Balance at December 31, 2025	4,022	$3.55	$6.15

We use the Black-Scholes option-pricing model to estimate the fair value of stock options and SAR awards.

The grant date fair value of the SAR awards granted in 2023 ranged from $2.10 to $2.35 per share. The assumptions used to value the SARS granted in 2023 were as follows: expected life ranging from 3 to 4 years, risk free interest rate of approximately 4.6%, expected volatility ranging from 34.6% to 36.7%, and dividend yield of 0%. These SAR awards vest in 1 to 3 years. The vesting period of these awards is generally commensurate with the requisite service period. The term of these awards is 5 years. There were no SAR awards granted or forfeited in 2024.

Certain of the Company's SAR awards are settled in cash. These awards are liability classified and remeasured at each reporting period. As of December 31, 2025, the assumptions for the Black-Scholes model for these awards were as follows: expected life ranging from 0.1 years to 1.2 years, risk free interest rate of approximately 4%, expected volatility ranging from 23.6% to 39.0%, and dividend yield of 0.0%. The remaining term of these awards as of December 31, 2025, ranges from approximately 1.0 year to 2.2 years.

For the year ended December 31, 2025, no SAR awards vested. As of December 31, 2025, 2.5 million SAR awards vested and were exercisable.

The total intrinsic value of SAR awards exercised during the years ended December 31, 2025, 2024 and 2023 was $0.0 million, $2.2 million, and $8.1 million respectively. As of December 31, 2025, the aggregate intrinsic value of the SAR awards outstanding was $1.5 million and the weighted average remaining contractual life for these awards was 2.1 years. As of December 31, 2025, the aggregate intrinsic value of the SAR awards exercisable was $1.5 million and the weighted average remaining contractual life for these awards was 0.7 years. The weighted average exercise price of SAR awards exercisable as of December 31, 2025, was $6.41.

At December 31, 2025, the unrecognized compensation expense for these awards was nominal and will be recognized over a weighted average period of 1.3 years.

Profit Interest Awards

The liability associated with the profits interests awards was $12.8 million and $18.5 million as of December 31, 2025, and 2024, respectively and was included as a component of Accruals and other liabilities and Other liabilities on the Consolidated Balance Sheets. The change in fair value of these awards resulted in an increase in stock-based compensation for the years ended December 31, 2025, and 2024 of $6.0 million and $7.1 million, respectively. This was included as a component of stock-based compensation in Cost of Services on the Consolidated Statements of Operations.

Employee Stock Purchase Plan

A total of 3.0 million shares of Class A Common Stock are reserved for sale under the Company's 2023 Employee Stock Purchase Plan (the "ESPP") to eligible employees as defined in the plan. Under the ESPP, eligible employees can elect to withhold up to 15% of their earnings, subject to certain maximums, to purchase shares of Class A Common Stock on certain plan-defined dates. The purchase price for each offering period is 92.5% of the fair market value of shares of Class A Common Stock at the end of the offering period. The plan is considered compensatory resulting in the fair value of the discount being expensed over the service period.

The total number of shares authorized that remain available to be issued was 2.5 million as of December 31, 2025. During the years ended December 31, 2025, 2024, and 2023, there were no material expenses incurred by the Company related to the ESPP, and contributions to the ESPP were nominal.

15. Changes in Accumulated Other Comprehensive Income (Loss)

The following table presents changes in accumulated other comprehensive income (loss) for the years ended December 31:

	Defined Benefit Pension	Foreign Currency Translation	Total
Balance at December 31, 2023	$ 5,148	$(18,215)	$(13,067)
Other comprehensive loss before reclassifications	(2,186)	(8,520)	(10,706)
Other comprehensive loss	(2,186)	(8,520)	(10,706)
Balance at December 31, 2024	$ 2,962	$(26,735)	$(23,773)
Other comprehensive loss before reclassifications	1,963	2,558	4,521
Other comprehensive income	1,963	2,558	4,521
Balance at December 31, 2025	$ 4,925	$(24,177)	$(19,252)

16. Fair Value Measurements

A fair value measurement assumes a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value. The hierarchy for observable and unobservable inputs used to measure fair value into three broad levels are described below:

- Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

- Level 2 — Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

- Level 3 — Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

The following table presents certain information for our financial liability that is not measured at fair value on a recurring basis as of December 31:

	December 31, 2025		December 31, 2024	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(dollars in thousands)			
5.625% Notes	$1,100,000	$1,072,753	$1,100,000	$1,048,311

The fair value of this instrument is based on quoted market prices in markets that are not active. Therefore, this debt is classified as Level 2 within the fair value hierarchy.

Financial Instruments Measured at Fair Value on a Recurring Basis

Contingent deferred acquisition consideration, redeemable noncontrolling interests, and profits interest awards are considered Level 3 fair value measurement and are measured and adjusted at each reporting period at fair value. The estimated liability is determined in accordance with models of each business' future performance, including revenue growth and free cash flows. These models are dependent upon significant assumptions, such as the growth rate of the earnings of the relevant subsidiary during the contractual period and the discount rate. These growth rates are consistent with the Company's long-term forecasts. As of December 31, 2025, the discount rate used to measure these liabilities ranged from 3.6% to 7.9%.

As these estimates require the use of assumptions about future performance, which are uncertain at the time of estimation, the fair value measurements presented on the Consolidated Balance Sheets are subject to uncertainty.

See Note 9, Note 12, and Note 14 of the Notes included herein for additional information regarding contingent deferred acquisition consideration, redeemable non-controlling interests, and profits interest awards, respectively.

As of December 31, 2025, and December 31, 2024, the carrying amount of the Company's financial instruments, including cash, cash equivalents, accounts receivable and accounts payable, approximated fair value because of their short-term maturity.

Non-financial Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Certain non-financial assets are measured at fair value on a nonrecurring basis, primarily goodwill, intangible assets (Level 3 fair value measurements) and right-of-use lease assets (Level 2 fair value measurement). Accordingly, these assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic evaluations for potential impairment.

See Note 8 of the Notes included herein for additional information on goodwill and intangible assets and Note 10 of the Notes included herein for additional information on right-of-use lease assets.

17. Income Taxes

On December 14, 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 amends ASC 740, Income Taxes to expand income tax disclosures and requires that the Company disclose (i) the income tax rate reconciliation using both percentages and reporting currency amounts; (ii) specific categories within the income tax rate reconciliation; (iii) additional information for reconciling items that meet a quantitative threshold; (iv) the composition of state and local income taxes by jurisdiction; and (v) the amount of income taxes paid disaggregated by jurisdiction. The Company adopted ASU 2023-09 for the year ended December 31, 2025 on a prospective basis.

The components of the Company's income before income taxes and equity in earnings of non-consolidated affiliates by taxing jurisdiction for the years ended December 31 were:

	2025	2024	2023
Income (Loss):			
U.S.	$58,405	$36,368	$66,432
Non-U.S.	10,381	1,355	24,637
	$68,786	$37,723	$91,069

The provision (benefit) for income taxes by taxing jurisdiction for the years ended December 31 were:

	2025	2024	2023
Current tax provision			
U.S. federal	$ 2,821	$ 7,139	$ 4,868
U.S. state and local	2,198	4,359	3,103
Non-U.S.	22,813	12,370	13,143
	27,832	23,868	21,114
Deferred tax provision (benefit):			
U.S. federal	10,673	607	18,168
U.S. state and local	1,378	248	7,017
Non-U.S.	(1,612)	(11,541)	(5,742)
	10,439	(10,686)	19,443
Income tax expense	$38,271	$ 13,182	$40,557

Our effective income tax rate for the year ended December 31, 2025 (dollars in thousands) is as follows:

	2025	%
Tax expense, at U.S. federal statutory rate	$14,445	21.0%
State and local income taxes (net of federal benefit)[1]	3,129	4.6%
Foreign tax effects		
Canada	4,189	6.1%
United Kingdom	5,672	8.3%
Other foreign jurisdictions	9,098	13.2%
Effects of cross-border tax laws	1,191	1.7%
Tax credits	1,663	2.4%
Changes in valuation allowance	1,824	2.7%

	2025	%
Non-taxable or non-deductible Items		
Deferred acquisition consideration expense	(5,560)	(8.1)%
Other	1,707	2.5%
Changes in unrecognized benefits	268	0.4%
Other	645	0.8%
Tax expense, at effective tax rate	$38,271	55.6%

(1) State taxes in New York (including local taxes in New York City) and California made up the majority (greater than 50 percent) of the tax effect in this category.

Our effective income tax rate for the years ended December 31, 2024 and 2023 (dollars in thousands) is as follows:

	2024	2023
Income before income taxes, equity in non-consolidated affiliates and noncontrolling interest	$37,723	$91,069
Statutory income tax rate	21.0%	21.0%
Tax expense using U.S. statutory income tax rate	$ 7,922	$19,124
Impact of disregarded entity structure	(3,384)	(8,520)
Foreign, net	1,208	(3,684)
State taxes, net	3,701	8,422
Stock compensation	2,244	400
Valuation allowance	5,198	11,791
Deferred acquisition consideration adjustments	(2,079)	1,299
Revaluation of TRA step up	—	(424)
Gain on sale of business	—	8,347
Prior year adjustments	(3,464)	5,617
Other, net	1,836	(1,815)
Income tax expense	$13,182	$40,557
Effective income tax rate	34.9%	44.5%

The Company is a corporation with an investment in a limited liability company classified as a partnership for U.S. federal income tax purposes, and as such a portion of the consolidated income derived through the effective date of the Class C Exchange in 2025 is not subject to taxes from a U.S. federal income tax perspective. The tax rate of 21.0% has been used to capture the U.S. federal taxes of the Company and the corporations owned by the Company and recorded in the Consolidated Statements of Operations and Comprehensive Income.

Income taxes receivable were $28.2 million and $27.0 million as of December 31, 2025 and 2024, respectively, and were included in Other current assets on the Consolidated Balance Sheets. Long-term income taxes receivable were $10.9 million and $10.4 million as of December 31, 2025 and 2024, and were included in Other assets on the Consolidated Balance Sheets. Income taxes payable were $16.1 million and $12.1 million as of December 31, 2025 and 2024, respectively, and were included in Accruals and other liabilities on the Consolidated Balance Sheets.

The tax effects of significant temporary differences representing deferred tax assets and liabilities as of December 31 were as follows:

	2025	2024	2023
Deferred tax assets:			
Net operating losses	$ 64,721	$ 38,482	$ 29,835
Tax credits	5,203	6,719	6,355
Operating lease liability	73,725	44,356	50,657
Interest deductions	41,591	37,384	36,618
Accruals and other liabilities	1,812	1,010	252
TRA and related step-up, net of amortization	285,538	27,335	29,007
Other	16,003	8,128	13,568
Gross deferred tax asset	488,593	163,414	166,292
Less: valuation allowance	(43,060)	(30,583)	(26,288)
Net deferred tax assets	$445,533	$132,831	$140,004
Deferred tax liabilities:			
Right-of-use lease asset – operating leases	54,631	33,163	38,261
Property and equipment, net	9,358	5,065	11,553
Goodwill and intangibles	155,213	94,126	83,335
Other	—	790	205
Total deferred tax liabilities	219,202	133,144	133,354
Net deferred tax asset (liability)	$226,331	$ (313)	$ 6,650
Deferred tax assets	$281,057	$ 46,926	$ 47,159
Deferred tax liabilities	(54,726)	(47,239)	(40,509)
	$226,331	$ (313)	$ 6,650

Tax Receivables Agreement ("TRA")

In connection with the Class C Exchange, we entered into the TRA with OpCo and Stagwell Media, pursuant to which we are required to make cash payments to Stagwell Media equal to 85% of certain U.S. federal, state and local income tax or franchise tax savings, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) increases in the tax basis of OpCo's assets resulting from exchanges of Paired Units (defined in Note 14) for shares of Class A Common Stock or cash, as applicable, and (ii) certain other tax benefits related to us making payments under the TRA.

Effective April 4, 2025, all Paired Units were exchanged for Class A Shares in the Class C Exchange. As a result of the Class C Exchange, the Company recorded an increase to deferred tax asset of $237.9 million and an increase to TRA liability of $229.7 million. As of December 31, 2025, the Company has recorded a TRA liability of $254.9 million, and an associated deferred tax asset, net of amortization, of $285.5 million, in connection with the exchange of Paired Units and the projected obligations under the TRA.

Our deferred tax assets from operating and capital losses, foreign tax credits, and state credits will expire as follows:

	Stagwell Inc.	Consolidated Corporate Subsidiaries	Total
Federal			
Operating losses expiring between 2033 – 2037	$ —	$ 2,552	$ 2,552
Indefinite operating losses	11,553	8,637	20,190
Capital losses expiring 2030	1,202	—	1,202
State			
Operating losses expiring between 2026 – 2043	32	468	500
Indefinite operating losses	5,368	1,800	7,168
Foreign			
Operating losses expiring between 2026 – 2045	—	12,922	12,922
Indefinite operating losses	—	21,388	21,388
Tax Credits			
Foreign Tax Credits expiring between 2026 – 2043	4,236	—	4,236
Other Tax Credits expiring between 2026 – 2030	967	—	967
	$23,358	$47,767	$71,125

The majority of the consolidated corporate subsidiaries' U.S. tax attributes are subject to an annual limitation as a result of historic acquisitions which constituted a change of ownership as defined under Internal Revenue Code 382.

The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management evaluates all positive and negative evidence and considers factors such as the reversal of taxable temporary differences, taxable income in eligible carryback years, future taxable income, and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

The Company maintained a valuation allowance of $43.1 million as of December 31, 2025, relating to both U.S. and foreign deferred tax assets, and $30.6 million as of December 31, 2024 relating to U.S. and foreign deferred tax assets.

The Company is permanently reinvested with respect to its foreign earnings in certain jurisdictions, and no deferred taxes have been recorded related to such earnings as the determination of the amount is not practicable. The Company currently does not intend to distribute this previously taxed income. Upon distribution in the future, the Company may incur state and foreign withholding taxes on such income, the amount of which is not practicable to compute.

As of December 31, 2025 and 2024, the Company recorded a liability for unrecognized tax benefits as well as applicable penalties and interest in the amount of $4.7 million and $2.1 million, respectively. If these unrecognized tax benefits were to be recognized, it would affect the Company's effective tax rate.

It is the Company's policy to classify interest and penalties arising in connection with unrecognized tax benefits as a component of income tax expense. As of December 31, 2025 and 2024, accrued penalties and interest included in unrecognized tax benefits were $2.6 million and $2.1 million, respectively.

A reconciliation of the change in unrecognized tax benefits exclusive of penalties and interest is as follows:

	2025	2024
A reconciliation of the change in unrecognized tax benefits is as follows:		
Unrecognized tax benefit – Beginning Balance	$ 9	$ 9
Current year positions	—	—
Prior period positions	—	—
Additions related to acquisitions	2,026	—
Settlements	—	—
Lapse of statute of limitations	—	—
Unrecognized tax benefits – Ending Balance	$2,035	$ 9

The Company is subject to taxation and files income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. The statute of limitations for tax years prior to 2022 are closed for U.S. federal purposes. The statute of limitations for tax years prior to 2015 have also expired in non-U.S. jurisdictions.

Income taxes paid (net of refunds) for the year ended December 31, 2025 were as follows:

Income Taxes Paid	
U.S. federal	$ (444)
New York State	(1,921)
Other U.S. state & local	440
Foreign Taxes	
Canada	6,872
Germany	2,074
Saudi Arabia	3,539
United Kingdom	4,204
Other Foreign Jurisdictions	8,188
Total Cash Taxes Paid	$22,952

18. Segment Information

The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information, and is (iii) regularly reviewed by the Chief Operating Decision Maker ("CODM"), who is Mark Penn, Chief Executive Officer and Chairman, to make decisions regarding resource allocation for the segment and assess its performance. Once operating segments are identified, the Company performs an analysis to determine if aggregation of operating segments is applicable. This determination is based upon a quantitative analysis of the expected and historic average long-term profitability for each operating segment, together with a qualitative assessment to determine if operating segments have similar operating characteristics. All segments follow the same basis of presentation and accounting policies as those described throughout the Notes included herein.

The CODM uses Adjusted EBITDA as a key metric to evaluate the operating and financial performance of a segment, identify trends affecting the segments, develop projections and make strategic business decisions. Adjusted EBITDA is defined as Net income excluding non-operating income or expense to achieve operating income, plus depreciation and amortization, stock-based compensation, deferred acquisition consideration adjustments, impairment and other losses, and other items. Other items primarily includes restructuring, certain system implementation costs, working capital administrative fees and acquisition-related expenses.

On September 30, 2025, the Company reorganized its organizational structure to better reflect how the Company manages its business and goes to market, to simplify reporting and to provide clearer visibility into performance trends across its service offerings. The reorganization also seeks to enhance consistency in the Company's portfolio of services and improve the transparency and comparability of financial information provided to investors.

As a result of the reorganization, the Company now has five operating and reportable segments: "Marketing Services," "Digital Transformation," "Media & Commerce," "Communications," and "The Marketing Cloud." Prior years presented have been recast to reflect the reclassification of Brands within the reportable segments. Based on the segment analysis, management concluded that the operating segments do not exhibit similar economic characteristics or share other aggregation criteria. As a result, none of our operating segments are aggregated for reporting purposes. Further, as a result of the reorganization, certain reporting units have been redefined, and the composition of others has changed. The new structure fairly reflects the allocation of the Company's resources, thereby improving comparability for investors and supporting the Company's long-term strategic objectives. The composition of these segments is as follows:

- The **Marketing Services** segment delivers a broad range of services across four closely related client needs: creative, research, experiential, and social media solutions designed to build and elevate brands. Capabilities include developing breakthrough brand campaigns, providing consumer insights through advanced research methodologies, creating immersive experiential marketing programs and social engagement strategies that connect brands with audiences across digital platforms. By combining creative excellence, data-driven insights, and innovative experiences, Marketing Services empowers organizations to differentiate themselves in the marketplace, drive audience engagement, and achieve measurable business results. These services employ a wide variety of AI-powered services in the delivery, such as AI-powered creative production and data analysis. Brands in this segment include, but are not limited to, creative agencies 72 and Sunny and Anomaly, research agencies NRG and Harris Insights, experiential agency TEAM, and social agency Movers & Shakers.

- The **Digital Transformation** segment designs, implements and activates modern digital ecosystems that enable brand and customer experiences through the integration of strategy, design, and technology. This segment helps clients modernize their digital infrastructure, enhance customer engagement, and accelerate enterprise transformation. Its capabilities span the delivery of digital products and experiences that connect brand storytelling with technology, including website and content development, digital campaigns, product and platform design, AI-native strategies and integration, and implementation of marketing technology ("MarTech") products and solutions for customers. It also provides managed services, staff augmentation, and engineering expertise across various delivery models, offering system integration, full-stack development, and ongoing platform management. Additionally, Digital Transformation connects digital ecosystems to physical experiences through innovative, technology-driven customer engagements, such as business-to-business ("B2B") platforms and multimodal activations that blend physical and digital environments using augmented reality ("AR"), virtual reality ("VR"), and emerging technologies. Together, these capabilities empower organizations to transform their digital presence and drive sustained business growth. Brands in this segment include, but are not limited to, strategy and design agencies Code and Theory and Instrument, development and implementation agency TrueLogic, and digital activation agency Left Field Labs.

- The **Media & Commerce** segment delivers integrated AI-based data solutions that drive audience engagement and business growth through media buying, owned media platforms, commerce enablement, and Customer Relationship Management ("CRM") strategies. Its capabilities include planning and executing media campaigns across global platforms, leveraging data-driven approaches to optimize reach and effectiveness across first-party data, second-party data, and third-party data, and providing commerce and CRM tools that connect brands with consumers throughout the purchase journey. The segment also offers specialized media platforms and translation services to support targeted communication and market expansion. By combining expertise in media strategy, commerce activation, and audience analytics, Media & Commerce empowers organizations to maximize their marketing investments and achieve measurably efficient commercial outcomes. Brands in this segment include, but are not limited to, media buying, owned media platforms Reach TV, and strategy agency Assembly Global, commerce and CRM agency Gale.

- The **Communications** segment provides a leading edge set of solutions designed to help organizations build, protect, and enhance their reputation across diverse audiences and channels. Its capabilities include strategic communications, public relations, and advocacy services that leverage AI and data-driven insights to craft compelling narratives and influence public perception. The segment also offers expertise in targeted communications, crisis management, and stakeholder engagement, ensuring clients can respond effectively to emerging issues and opportunities. Advocacy services encompass strategic political campaign management, grassroots mobilization, and fundraising expertise that reach across the political spectrum. By combining deep industry knowledge with innovative digital approaches to media and advocacy, Communications empowers organizations to connect with key audiences, shape conversations, and achieve their strategic objectives. Brands in this segment include, but are not limited to, strategic communications agencies Allison and Consulum, and advocacy services agencies SKDK and Targeted Victory.

- **The Marketing Cloud** segment delivers a comprehensive suite of technology solutions for in-house marketers, combining SaaS and DaaS offerings. Its key products cover a range of areas. Advanced research tools that enable real-time customer insights through syndicated and Do It Yourself ("DIY") generative AI-drafted surveys, AI-driven text analysis, and predictive analytics. Communications technology that aggregates data from millions of sources, including news, social media, print, and TV/radio broadcasts, on a daily basis to monitor, analyze, and respond to market trends. Media studio products that leverage first-party, third-party, and proprietary data to provide actionable audience insights and attribution analytics and advanced media platforms that encompass audience engagement solutions such as AR, quick response ("QR") codes, and loyalty programs, all designed to collect consumer data and generate actionable insights. Together, these capabilities empower marketers to understand, engage, and influence their audiences with precision and agility. Brands in this segment include, but are not limited to, QUEST, Unicepta and Smart Assets.

"Corporate, eliminations and other" consists of revenue generated by the Other business components, elimination of certain intercompany revenue and expenses, and corporate office expenses incurred in connection with the strategic resources provided to the operating segments, as well as certain other centrally managed expenses that are not fully allocated to the operating segments. These corporate office and general expenses include (i) salaries and related expenses for corporate office employees, including employees dedicated to supporting the operating segments, (ii) occupancy expenses relating to properties occupied by all corporate office employees, (iii) other office and general expenses including professional fees for the financial statement audits and other public company costs, and (iv) certain other professional fees managed by the corporate office.

	Year Ended December 31, 2025					
	Marketing Services	Digital Transformation	Media & Commerce	Communications	The Marketing Cloud	Total
	(dollars in thousands)					
Revenue[1]	$1,134,821	$393,499	$690,675	$592,577	$106,537	$2,918,109
Billable costs	175,145	26,327	80,655	199,146	51	481,324
Staff costs	565,484	247,967	363,031	229,356	68,647	1,474,485
Administrative costs	105,801	27,267	93,003	50,841	17,613	294,525
Unbillable and other costs*	78,333	1,305	64,833	9,300	22,689	176,460
Adjusted EBITDA	210,058	90,633	89,153	103,934	(2,463)	491,315
Corporate, eliminations and other						(69,462)
Total Consolidated Adjusted EBITDA						421,853
Stock-based compensation						54,095
Depreciation and amortization						171,249
Deferred acquisition consideration						(7,467)

	Year Ended December 31, 2025					
	Marketing Services	Digital Transformation	Media & Commerce	Communications	The Marketing Cloud	Total
	(dollars in thousands)					
Impairment and other losses						466
Other items, net						44,509
Operating income						159,001
Other income (expenses):						
Interest expense, net						(96,438)
Foreign exchange, net						(1,640)
Loss on sale of business						(2,245)
Bargain purchase gain						9,937
Other, net						171
						(90,215)
Income before income taxes and equity in earnings of non-consolidated affiliates						68,786
Income tax expense						38,271
Income before equity in earnings of non-consolidated affiliates						30,515
Equity in income of non-consolidated affiliates						111
Net income						30,626
Net income attributable to noncontrolling and redeemable noncontrolling interests						(1,525)
Net income attributable to Stagwell Inc. common shareholders						$ 29,101

(1) Total consolidated revenue of $2,909,000 reflects revenue generated by the Other business components and intercompany elimination of $9,109.

* For each reportable segment, Unbillable and other costs includes costs to fulfill customer contract requirements such as research and subscription related costs, audience measurement, data and analytics, panels and survey costs, and also includes travel related expenses.

	Year Ended December 31, 2024					
	Marketing Services	Digital Transformation	Media & Commerce	Communications	The Marketing Cloud	Total
	(dollars in thousands)					
Revenue(1)	$1,077,607	$335,656	$695,402	$703,065	$ 32,265	$2,843,995
Billable costs	172,490	11,473	93,899	267,439	—	545,301
Staff costs	557,776	227,522	356,684	232,096	28,686	1,402,764
Administrative costs	101,145	21,809	83,572	47,335	9,777	263,638
Unbillable and other costs*	70,924	1,393	65,188	10,840	6,117	154,462
Adjusted EBITDA	175,272	73,459	96,059	145,355	(12,315)	477,830

	Year Ended December 31, 2024					
	Marketing Services	Digital Transformation	Media & Commerce	Communications	The Marketing Cloud	Total
	(dollars in thousands)					
Corporate, eliminations and other						(60,382)
Total Consolidated Adjusted EBITDA						417,448
Stock-based compensation						52,161
Depreciation and amortization						151,652
Deferred acquisition consideration						22,995
Impairment and other losses						1,715
Other items, net						55,857
Operating income						133,068
Other income (expenses):						
Interest expense, net						(92,317)
Foreign exchange, net						(1,656)
Other, net						(1,372)
						(95,345)
Income before income taxes and equity in earnings of non-consolidated affiliates						37,723
Income tax expense						13,182
Income before equity in earnings of non-consolidated affiliates						24,541
Equity in income of non-consolidated affiliates						503
Net income						25,044
Net income attributable to noncontrolling and redeemable noncontrolling interests						(22,785)
Net income attributable to Stagwell Inc. common shareholders						$ 2,259

(1) Total consolidated revenue of $2,841,216 reflects an intercompany elimination of $2,779.

* For each reportable segment, Unbillable and other costs includes costs to fulfill customer contract requirements such as research and subscription related costs, audience measurement, data and analytics, panels and survey costs, and also includes travel related expenses.

	Year Ended December 31, 2023					
	Marketing Services	Digital Transformation	Media & Commerce	Communications	The Marketing Cloud	Total
			(dollars in thousands)			
Revenue[1]	$1,013,269	$323,962	$662,200	$502,689	$25,752	$2,527,872
Billable costs	120,245	9,657	92,696	152,125	—	374,723
Staff costs	562,532	213,528	343,354	212,999	20,036	1,352,449
Administrative costs	103,332	20,185	76,797	41,816	4,596	246,726
Unbillable and other costs* . .	71,856	658	55,204	9,575	6,074	143,367
Adjusted EBITDA	155,304	79,934	94,149	—86,174	(4,954)	410,607
Corporate, eliminations and other						(44,575)
Total Consolidated Adjusted EBITDA						366,032
Stock-based compensation . . .						57,179
Depreciation and amortization						142,831
Deferred acquisition consideration						13,060
Impairment and other losses . .						11,395
Other items, net						51,040
Operating income						90,527
Other income (expenses):						
Interest expense, net						(90,644)
Foreign exchange, net						(2,960)
Gain on sale of business . . .						94,505
Other, net						(359)
						542
Income before income taxes and equity in earnings of non-consolidated affiliates						91,069
Income tax expense						40,557
Income before equity in earnings of non-consolidated affiliates						50,512
Equity in income of non-consolidated affiliates						(8,870)
Net income						41,642
Net income attributable to noncontrolling and redeemable noncontrolling interests						(41,508)
Net income attributable to Stagwell Inc. common shareholders						$ 134

(1) Total consolidated revenue of $2,527,177 reflects an intercompany elimination of $695.

* For each reportable segment, Unbillable and other costs includes costs to fulfill customer contract requirements such as research and subscription related costs, audience measurement, data and analytics, panels and survey costs, and also includes travel related expenses.

The Company's long-lived tangible assets (i.e., Right-of-use lease assets-operating leases and Fixed assets, net) was $286.6 million ($211.6 million in the United States and $75.0 million in all other countries) as of December 31, 2025 and $292.1 million ($231.9 million in the United States and $60.2 million in all other countries) as of December 31, 2024.

The Company's CODM does not use segment assets to allocate resources or to assess performance of the segments and therefore, total segment assets have not been disclosed.

See Note 5 of the Notes included herein for a summary of the Company's revenue by geographic region for the years ended December 31, 2025, 2024, and 2023.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

Not Applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

In connection with the preparation of this Annual Report on Form 10-K for the year ended December 31, 2025, we conducted an evaluation, under the supervision of, and with the participation of, our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2025, to provide reasonable assurance that (1) information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (2) such information is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rule 13a-15(f). Management, with the participation of our CEO and CFO, conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2025, using the criteria set forth in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025. The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Item 8 of this Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting in the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company have been detected.

Item 9B.   Other Information

During the quarterly period covered by this Form 10-K, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (each as defined in Item 408 of Regulation S-K).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item, and not set forth below, will be included in the Company's Proxy Statement for the 2026 Annual General Meeting of Stockholders (the "2026 Proxy Statement"), to be filed with the SEC no later than 120 days after December 31, 2025, and is incorporated herein by reference.

Executive Officers of Stagwell Inc.

The executive officers of Stagwell Inc. as of March 13, 2026, are:

Name	Age	Office
Mark Penn	72	Chairman of the Board, Chief Executive Officer
Jay Leveton	49	President
Ryan J. Greene	48	Chief Financial Officer
Frank Lanuto	63	Executive Vice President, Finance
Peter McElligott	41	General Counsel

There is no family relationship among any of the executive officers or directors.

Mr. Penn has served as Chairman of the Board and Chief Executive Officer of the Company since August 2021 and previously held the same position with MDC beginning in March 2019, prior to the business combination that formed the Company. Mr. Penn has also been the Managing Partner and President of The Stagwell Group, a private equity fund that invests in digital marketing services companies, since its formation in 2015. Previously, Mr. Penn served as Microsoft's Executive Vice President and Chief Strategy Officer and held Chief Executive Officer position in multiple strategic public relation firms.

Mr. Leveton joined the Company in August 2021 as President. Prior to joining the Company, Mr. Leveton served as a Partner of The Stagwell Group, where he was responsible for sourcing, integrating and scaling Stagwell's portfolio of companies, since July 2015. Previously, Mr. Leveton served as the Executive Vice President, Worldwide at Burson-Marsteller, a global public relations firm, from November 2010 to July 2015. Mr. Leveton has more than 25 years of leadership experience in marketing communications services and extensive experience in high-level political and corporate market research.

Mr. Greene has served as Chief Financial Officer of the Company since July 2025 and previously served as Chief Operating Officer since August 2021. Prior to joining the Company, Mr. Greene served as Chief Financial Officer of The Stagwell Group since September 2015. Previously, Mr. Greene served as a Financial Management Consultant at MorganFranklin Consulting from October 2013 to September 2015, where he serviced clients across a variety of industries, including advertising technology, healthcare, financial services, and defense contractors, in connection with initial public offerings, mergers and acquisitions and business process reengineering. Prior to MorganFranklin, Mr. Greene worked in various financial leadership roles for several agencies of Omnicom Group Inc.'s Diversified Agency Services network. Earlier in his career, Mr. Greene held corporate finance and operations roles with Ernst & Young LLP, B|Com3 (acquired by Publicis Groupe), and Arthur Andersen, where he was employed in the Technology, Media and Telecom group.

Mr. Lanuto has served as Executive Vice President, Finance of the Company since July 2025, previously served as Chief Financial Officer since August 2021, and held the same position with MDC beginning in June 2019, prior to the business combination that formed the Company. Prior to joining MDC, Mr. Lanuto served as Vice President, Corporate Controller at Movado Group, Inc. since August 2015. Before Movado Group, he spent over 17 years overseeing global financial functions and operations activities in the advertising, marketing and media services industries.

Mr. McElligott joined MDC in March 2021, prior to the business combination that formed the Company, and became our General Counsel in February 2022. Prior to joining MDC., Mr. McElligott served as General Counsel of RapidSOS, Inc. from October 2019 to March 2021 and General Counsel of Spruce Holdings Inc.

from January 2017 to October 2019. Previously, Mr. McElligott held positions as senior legal counsel at Citrix Systems Inc., a member of the corporate strategy team at Microsoft, and with a Washington, D.C. based law firm. Mr. McElligott started his legal career as a clerk for Judge James Loken on the 8th Circuit Court of Appeals.

Code of Conduct

The Company has adopted a Code of Conduct, which applies to all directors, officers (including the Company's Chief Executive Officer and Chief Financial Officer) and employees of the Company and its subsidiaries. The Company's policy is to not permit any waiver of the Code of Conduct for any director or executive officer, except in extremely limited circumstances. Any waiver of this Code of Conduct for directors or officers of the Company must be approved by the Board. Amendments to and waivers of the Code of Conduct will be publicly disclosed as required by applicable laws, rules and regulations. The Code of Conduct is available free of charge on the Company's website at *www.stagwellglobal.com/investors*, or by writing to Stagwell Inc., One World Trade Center, Floor 65, New York, New York 10007, Attention: Investor Relations. The Company intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, certain provisions of the Code of Conduct that apply to its principal executive officer, principal financial officer and principal accounting officer by posting such information on its website, at the address and location specified above.

Insider Trading Policy

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of Company securities that applies to our directors, officers, all other employees, consultants to and contractors. We also follow certain procedures for the repurchase of our securities. We believe that our Insider Trading Policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our Insider Trading Policy is filed as Exhibit 19 to this Form 10-K.

Item 11.   Executive Compensation

The information required by this item will be included in the 2026 Proxy Statement to be filed with the SEC no later than 120 days after December 31, 2025, and is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in the 2026 Proxy Statement to be filed with the SEC no later than 120 days after December 31, 2025, and is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions and Director Independence

The information required by this item will be included in the 2026 Proxy Statement to be filed with the SEC no later than 120 days after December 31, 2025, and is incorporated herein by reference.

Item 14.   Principal Accounting Fees and Services

The information required by this item will be included in the 2026 Proxy Statement to be filed with the SEC no later than 120 days after December 31, 2025, and is incorporated herein by reference.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

(a)   Financial Statement Schedules

The Financial Statements and Schedules listed in the accompanying Index to the Audited Consolidated Financial Statements in Item 8 are filed as part of this report. Schedules not included in the Index have been omitted because they are not applicable.

Schedule II — 1 of 2

STAGWELL INC. & SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the Three Years Ended December 31,
(dollars in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Removal of Uncollectible Receivables	Translation Adjustments Increase (Decrease)	Balance at End of Period
Valuation accounts deducted from assets to which they apply – allowance for doubtful accounts:					
December 31, 2025	$ 6,096	$6,887	$(1,484)	$ 187	$11,686
December 31, 2024	7,072	6,254	(7,057)	(173)	6,096
December 31, 2023	10,369	2,589	(5,939)	53	7,072

Schedule II — 2 of 2

STAGWELL INC. & SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the Three Years Ended December 31,
(dollars in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Other	Translation Adjustments Increase (Decrease)	Balance at End of Period
Valuation accounts deducted from assets to which they apply – valuation allowance for deferred income taxes:					
December 31, 2025	$30,584	$11,348	$—	$1,128	$43,060
December 31, 2024	26,288	5,198	—	(902)	30,584
December 31, 2023	14,395	11,791	—	102	26,288

(b)   Exhibits

The exhibits listed on the accompanying Exhibits Index are filed as a part of this report.

Item 16.   Form 10-K Summary

None.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Transaction Agreement, dated as of December 21, 2020, by and among Stagwell Media LP and MDC Partners Inc. (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on December 22, 2020).
2.2	Amendment No. 1 to the Transaction Agreement, dated as of June 4, 2021 (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on June 7, 2021).
2.3	Amendment No. 2 to the Transaction Agreement, dated as of July 8, 2021 (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on July 9, 2021).
3.1	Second Amended and Restated Certificate of Incorporation of Stagwell Inc., as amended (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q filed on May 9, 2023).
3.2	Amended and Restated Bylaws of Stagwell Inc. (incorporated by reference to Exhibit 3.2 to the Company's Form 8-K filed on August 2, 2021).
4.1	Indenture, dated as of August 20, 2021, among Stagwell Global LLC (f/k/a Midas OpCo Holdings LLC), the Note Guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on August 20, 2021).
4.2	Form of 5.625% Senior Note due 2029 (included in Exhibit 4.1).
4.3	Description of Securities (incorporated by reference to Exhibit 4.3 to the Company's Form 10-K filed on March 11, 2024).
10.1	Second Amended and Restated Limited Liability Company Agreement of Stagwell Global LLC dated as of March 23, 2022. (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed March 28, 2022).
10.2	Second Amended and Restated Credit Agreement, dated as of April 23, 2025, as amended, by and among Stagwell Marketing Group LLC, Stagwell Global LLC, Maxxcom LLC, as the Borrowers, the other Loan Parties party thereto, the Lenders party thereto, the Issuing Banks party thereto and JP Morgan Chase Bank, N.A., as Administrative Agent.*
10.3	Securities Purchase Agreement, by and between MDC Partners Inc. and Broad Street Principal Investments, L.L.C., dated as of February 14, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 15, 2017).
10.3.1	Amendment to Securities Purchase Agreement, dated August 4, 2021, by and between Stagwell Inc. and Broad Street Principal Investments, L.L.C. (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on August 4, 2021).
10.4	Securities Purchase Agreement, by and between MDC Partners Inc. and Stagwell Agency Holdings LLC, dated as of March 14, 2019 (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on March 15, 2019).
10.4.1	Amendment to Securities Purchase Agreement, dated August 4, 2021, by and between Stagwell Inc. and Stagwell Agency Holdings LLC (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on August 4, 2021).
10.5	Registration Rights Agreement, dated August 2, 2021, by and among the Company and the Stagwell Parties (as defined therein) (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on August 2, 2021).
10.6	Tax Receivable Agreement, dated August 2, 2021, by and among the Company, Midas OpCo Holdings LLC and Stagwell Media LP (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on August 2, 2021).
10.7	Information Rights Letter Agreement, dated August 2, 2021, by and among the Company, Stagwell Media LP, Stagwell Group LLC and Stagwell Agency Holdings LLC (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on August 2, 2021).

Exhibit No.	Description
10.8†	Second Amended and Restated Employment Agreement, dated as of March 11, 2022, by and between the Company and Mark Penn (incorporated by reference to Exhibit 10.10 to the Company's Form 10-K filed March 17, 2022).
10.8.1†	Amended and Restated Stock Appreciation Rights Agreement by and between the Company and Mark Penn, dated as of March 11, 2022 (incorporated by reference to Exhibit 10.10.2 to the Company's Form 10-K filed March 17, 2022).
10.8.2†	Stock Appreciation Rights Agreement by and between the Company and Mark Penn, dated as of March 1, 2023 (incorporated by reference to Exhibit 10.9.3 to the Company's Form 10-K filed on March 6, 2023).
10.9†	Employment Agreement dated as of May 6, 2019, by and between the Company and Frank Lanuto (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on May 8, 2019).
10.9.1†	Employment Agreement Amendment, dated as of September 8, 2021, by and between the Company and Frank Lanuto (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on September 8, 2021).
10.9.2	Amendment No. 2, dated as of July 2, 2025, to Employment Agreement, by and between the Company and Frank Lanuto (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on July 8, 2025).
10.10†	Employment Agreement, dated as of September 12, 2021, by and between the Company and Jay Leveton (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on September 16, 2021).
10.11†	Employment Agreement, dated as of September 12, 2021, by and between the Company and Ryan Greene (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on September 16, 2021).
10.11.1†	Amendment No. 1, dated as of July 2, 2025, to Employment Agreement, by and between the Company and Ryan Greene (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 8, 2025).
10.12†	Employment Agreement between the Company and Vincenzo DiMaggio, dated as of May 8, 2018 (incorporated by reference to Exhibit 10.10 to the Company's Form 10-K filed on March 18, 2019).
10.12.1†	Severance Agreement and General Release, dated September 9, 2025, between the Company and Vincenzo DiMaggio (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on September 12, 2025).
10.13†	Stagwell Inc. Third Amended and Restated 2016 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on June 17, 2025).
10.13.1†	Form of Financial Performance-Based Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.15.1 to the Company's Form 10-K filed on March 11, 2024).
10.13.2†	Form of Time-Based Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.15.2 to the Company's Form 10-K filed on March 11, 2024).
10.13.3†	Form of Financial Performance-Based Restricted Stock Grant Agreement (incorporated by reference to Exhibit 10.14 to the Company's Form 10-Q filed on November 9, 2021).
10.14†	Stagwell Inc. 2023 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.3 to the Company's Form S-8 filed on March 7, 2023).
10.15†	Form of Indemnification Agreement with Directors and Officers (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 7, 2022).
10.16†	Stagwell Inc. Non-Employee Director Compensation Policy, as amended (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on August 1, 2024).
19	Stagwell Inc. Insider Trading Policy (incorporated by reference to Exhibit 19 to the Company's Form 10-K filed on March 11, 2025).

Exhibit No.	Description
21	Subsidiaries of Registrant*
23.1	Consent of Independent Registered Public Accounting Firm PricewaterhouseCoopers LLP*
24	Power of Attorney (included on the signature pages to this Form 10-K)*
31.1	Certification by Chief Executive Officer pursuant to Rules 13a – 14(a) and 15d – 14(a) under the Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification by Chief Financial Officer pursuant to Rules 13a – 14(a) and 15d – 14(a) under the Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification by Chief Executive Officer pursuant to 18 USC. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification by Chief Financial Officer pursuant to 18 USC. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
97	Stagwell Inc. Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97 to the Company's Form 10-K filed on March 11, 2024).
101	Interactive Data File, for the period ended December 31, 2025. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.*
104	Cover Page Interactive Data File. The cover page XBRL tags are embedded within the inline XBRL document and are included in Exhibit 101.*

---

*   Filed herewith.

**   Furnished herewith

†   Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAGWELL INC.

/s/ Ryan J. Greene
_____
Ryan J. Greene
Chief Financial Officer and Authorized Signatory
March 13, 2026

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frank Lanuto and Ryan J. Greene, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

STAGWELL INC.

/s/ Mark Penn
_____
Mark Penn
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)
March 13, 2026

/s/ Ryan J. Greene
_____
Ryan J. Greene
Chief Financial Officer (Principal Financial Officer)
March 13, 2026

/s/ Frank Lanuto
_____
Frank Lanuto
Executive Vice President, Finance (Principal Accounting Officer)
March 13, 2026

/s/ Charlene Barshefsky
_____
Ambassador Charlene Barshefsky
Director
March 13, 2026

/s/ Bradley Gross
_____
Bradley Gross
Director
March 13, 2026

/s/ Wade Oosterman
_____
Wade Oosterman
Director
March 13, 2026

/s/ Desirée Rogers
_____
Desirée Rogers
Director
March 13, 2026

/s/ Eli Samaha
_____
Eli Samaha
Director
March 13, 2026

/s/ Irwin D. Simon
_____
Irwin D. Simon
Lead Independent Director
March 13, 2026

/s/ Rodney Slater
_____
Secretary Rodney Slater
Director
March 13, 2026

/s/ Brandt Vaughan
_____
Brandt Vaughan
Director
March 13, 2026

BOARD OF DIRECTORS

 **Mark J. Penn**
Chairman and Chief Executive Officer
Stagwell Inc.

 **Irwin D. Simon**
Lead Independent Director
Chairman and CEO, Tilray Brands, Inc.

 **Ambassador Charlene Barshefsky**
Director
Chair, Parkside Global Advisors

 **Bradley J. Gross**
Director
Partner and Managing Director
Goldman Sachs & Co.

 **Wade Oosterman**
President and CEO
Peyden Inc.

 **Desirée Rogers**
Director
CEO, Black Opal, LLC

 **Eli Samaha**
Director
Managing Partner, Madison Avenue
Partners, LP

 **Secretary Rodney Slater**
Director
Partner, Squire Patton Boggs

 **Brandt Vaughan**
Director
CEO, Ballmer Enterprises

EXECUTIVE OFFICERS

 **Mark J. Penn**
Chairman and
Chief Executive Officer

 **Jay Leventon**
President

 **Ryan Greene**
Chief Financial Officer

 **Frank Lanuto**
Executive Vice President,
Finance

 **Peter McElligott**
General Counsel

TRANSFER AGENT
Equiniti Trust Company, LLC
28 Liberty Street, Floor 53
New York, NY 10005

INVESTOR RELATIONS
For Investor Relations
information, contact Ben Allanson,
Director of Investor Relations, at
ir@stagwellglobal.com.

STOCK EXCHANGE LISTING
The Class A common stock of the
Company is listed on NASDAQ under
the trading symbol "STGW".

